

ANNUAL REPORT

2023/24

NEW BRUNSWICK
POWER CORPORATION

Énergie NB Power | the power of possibility
débordant d'énergie

Submission Letter

June 2024

Honourable Hugh J. A. (Ted) Flemming, K. C.
Minister of Natural Resources and
Energy Development
Province of New Brunswick
PO Box 6000
Fredericton NB E3B 5H1

Minister,
We are pleased to submit the Annual Report of New Brunswick Power Corporation for the fiscal year ended March 31, 2024 in compliance with section 5 of the *Accountability and Continuous Improvement Act* and section 42 of the *Electricity Act*. We are accountable for the preparation of this Annual Report and for the results contained herein.

Andrew MacGillivray
Chair, Board of Directors

Lori Clark
President and Chief Executive Officer

On The Cover

For the past few years in November, team members from Point Lepreau Nuclear Generating Station go to the neighbourhood Dipper Harbour wharf to see the lobster fishers before they set off on their first day of the fall/winter lobster season. The friends and neighbours often enjoy a hot cup of coffee together as the boats prepare to leave. We are proud of the connections we have fostered for many years and our role as a trusted community partner.





Table Of Contents

Congratulations Lori Clark



Lori Clark, President and CEO, was selected as one of Atlantic Canada's 25 Most Powerful Women in Business.

Lori has provided NB Power tremendous leadership and demonstrates for us an unwavering commitment to excellence as we work together to provide safe, reliable and sustainable energy to New Brunswickers.

Énergie NB Power | the power of possibility débordant d'énergie


ENERGIE N. B. POWER
515
ENERGIE N. B. POWER

NB Power at a Glance

We are New Brunswick's power company, responsible for the generation, transmission and distribution of electricity throughout New Brunswick. Our employees are proud New Brunswickers, committed to safely and reliably powering the homes, businesses and hospitals around our province.

over 2,800
employees

386,430
direct customers

14
generating stations

46,626
indirect customers

3,772 MW
total generating capacity

13,557 GWh
total in-province sales

6,902 km
transmission lines

10,513 GWh
total out-of-province sales

21,829 km
distribution lines

over $2.8 billion
in total sales of electricity

Letter from the Chair and CEO



Andrew MacGillivray
Chair, Board of Directors



Lori Clark
President and CEO

Dear Stakeholders and Customers,

Looking back on the last year at NB Power, the theme of transformation is the common thread connecting all of our efforts and successes.

As the world is changing, NB Power is experiencing disruptive change to our own industry. We are not alone as energy utilities around the world are facing similar pressure to evolve while continuing to provide you with the services you rely on and deserve..

Customers are seeking more choice and value. The rapid pace of decarbonization is focusing the electricity sector's efforts to be net-zero by 2035. New technology developments require utilities to seamlessly integrate and manage new technologies, including an array of decentralized energy resources.

At the same time, current economic predictions suggest continued population growth and economic development will require us to continue working together with government agencies to address affordability and access challenges for customers.

The changes will require a responsive and updated approach to regulations and policies around energy rates and pricing to allow us and other providers to serve customers in new ways and remain financially viable.

Changes such as these bring opportunity – an opportunity to transform our business to focus on the customer experience, energy security and a sustainable, clean energy transition.

To help guide our path forward, we launched a new Strategic Plan – *Energizing our Future*. The plan offers a comprehensive overview of our goals for the future, while prioritizing New Brunswickers' current needs and evolving expectations.

We also filed our *2023 Integrated Resource Plan – Pathways to a Net-Zero Electricity System*. The Integrated Resource Plan is designed to work together with the strategic plan to provide NB Power with the vision and the potential pathways to successfully achieve the utility's goals of transitioning to produce cleaner, greener energy while meeting government climate action mandates, improving our financial situation overall and continuing to provide energy security to New Brunswickers.

Our commitment to customers and their experience is at the centre of everything we do. As the industry evolves to provide multi-faceted products and services to meet evolving needs, we are working to deliver relevant and valuable energy solutions.

Over the past year, we visited with organizations and communities around the province and listened to customers and business leaders to enhance our understanding of the opportunities and challenges they are facing. We demonstrated our open and transparent approach with customers and all New Brunswickers, sharing our plans for the future of NB Power and discussing those areas where we could better meet the province's needs.

Plan for the Future

We are transitioning to produce cleaner, greener energy and to address our financial situation, while ensuring a secure energy future.

Partnerships are key to this future. NB Power and First Nations are collaborating to supply clean energy with the addition of the Neweg Energy Project to provide 25 MW of wind energy and capacity over 30 years.

We also worked with industry experts and our peers to develop an improvement plan for the Point Lepreau Nuclear Generating Station. Partnering with Ontario Power Generation, we accessed resources to lead the Station's plan, with improvements resulting in an 87 per cent capacity factor at the Station.

We must also make targeted investments to prepare for the future. By accelerating planned upgrades to our infrastructure, we are investing in New Brunswick's energy security. New technology and decarbonization in other industries are resulting in greater demand for electricity. All of this to say, we have a critical need to modernize and maintain our grid.

Our ability to maintain our grid was challenged this year with three storms in the fall, two of which happened one week apart in December. At the height of the December events, approximately 129,000 customers were without power. In situations like these, restoring power to our customers safely and efficiently is our priority.

The intensity and frequency of these storms are expected to increase. We are prioritizing investments in our infrastructure to better withstand these events and minimize outages, the financial risk and volatility they pose to financial results and customer rates.

The financial impact of the $31 million storm restoration costs was reduced by seeking opportunities to avoid costs and defer spending. As a result, our net earnings fell short of expectations at $7 million.

We have been challenged to meet our financial targets as mandated by the Province. Following the decision to move the 80/20 debt-equity target from 2027 to 2029, we submitted a General Rate Application requesting a 9.8 per cent rate increase for residential customers. Nobody likes rate increases but we must align rates to meet increasing demands and best position ourselves to enable load growth.

We respect the need to provide New Brunswickers a reliable electricity supply while continuing to be a low-cost provider. Working with customers to implement energy efficiency programs across all customer classes, customers achieved 69 GWh of electricity savings. These savings help prepare the system for additional load growth, reduce greenhouse gas emissions and help customers manage their energy costs.

Enhanced information is also available to customers whose smart meters are installed and communicating with our systems. Over 58,000 customers can now see up-to-date information on their energy usage and receive alerts when they are exceeding their typical energy usage. We also continued updating our systems so that these smart meters will be able to communicate outage information that allows us to respond more effectively and restore power sooner.

We evaluated alternatives for new customer products and service offerings that will generate new revenue streams. We introduced in-home electric vehicle chargers in limited markets to test the viability of supporting customers' transition to electric vehicles and the potential impacts of our grid. We are also piloting the extension of our lighting service offering to provide security services.

New ways of thinking about product offerings beyond electricity rates will provide revenue that is based on customer choice.

NB Power's exciting transformation can only happen with our team of dedicated employees who put the customer first every day. With the launch of our strategic plan, we are dedicated to transforming our workforce and creating an environment where employees can thrive and focus on delivering our future needs and exceeding customer expectations.

Transformation requires significant changes to processes, technology and our approach. We will continue to foster a culture where we put you first and achieve our strategic plan.

Our Commitment

Our team constantly evaluates and adjusts to ensure we can produce enough electricity to meet the needs of all New Brunswickers, to power all aspects of your lives, while keeping rates as low as possible. For customers, this means better value, stable rates and the flexibility to invest in what we need to pursue cleaner, greener energy for New Brunswick now, and into the future.

With the launch of our Strategic Plan - *Energizing our Future* and the first year of the execution phase now complete, we remain committed to delivering on what we say we will do in the years to come and keeping all stakeholders updated every step along the way. It is an exciting time in the electricity sector and we are energized to provide clean, competitive and reliable energy solutions.

Andrew MacGillivray
Chair, Board of Directors

Lori Clark
President and CEO

Key Results

3,018 MW
2023/24 peak demand achieved on February 21, 2024

$425 million
invested in infrastructure

$37 million
in operational savings achieved

$31 million
storm restoration costs for back-to-back wind and rain storms in December

129,000 customers
restored with power following back-to-back wind and rain storms in December

80%
carbon-free generation

69 GWh
reduction to in-province energy consumption through energy efficiency programs

12 GWh
electricity savings achieved for electric homes

73,229 GJ
energy savings achieved through oil conversions

22,349 tonnes
lifetime greenhouse gas reductions





Energizing Our Future

OUR VISION

We enhance lives by providing clean, competitive and reliable energy solutions.

OUR MISSION

We are passionate and committed to offering the best customer experience, ensuring energy security and accelerating a sustainable clean energy transition.

OUR VALUES

SAFETY AT HEART

We are committed to the safety of every employee and member of the public through

- planning safety into the work
- following the rules
- being a leader in safety
- reporting so we can all get better
- having courage
- saying no to unsafe work

CARE FOR OUR TEAM

We care for our team. We are open, honest and transparent with each other to build trust. We embrace diversity, creating an inclusive culture that supports employee well-being, encourages continuous learning and drives high performance.

CARE FOR OUR CUSTOMERS

We care for our customers. We put their experience at the centre of everything we do. We are committed to delivering relevant and valuable solutions. We act with integrity and do what we say we are going to do.

CARE FOR OUR FUTURE

We care for our future. We work with customers and communities to explore and deliver on their evolving energy needs while being environmentally responsible for future generations. We are curious and open to new ways of working.



Strategic Transformers

TRANSITION

TRANSITION TO A COST-EFFECTIVE, CLEAN AND SECURE ENERGY SUPPLY

NB Power must establish a path to achieve net-zero climate goals, while ensuring energy security and addressing its debt challenges.

- Phase out coal by 2030 and achieve net-zero supply by 2035, while maintaining energy security
- Achieve debt equity requirements and improve access to commercial capital
- Ensure high standards of performance in safety, reliability and cost effectiveness across our nuclear, conventional and renewable generation suppliers

MODERNIZE

MODERNIZE THE GRID

NB Power must accelerate grid modernization efforts supporting electrification, integration of renewables, mitigating the impacts of climate change and improving the customer experience.

- Upgrade aging infrastructure to prepare the system for increased renewables, two-way energy flows, increased energy demands and maintaining reliability
- Digitalize our systems and assets and utilize analytics to improve the customer experience and optimize our operations
- Ensure our infrastructure is secure and responsive to changing customer needs

ELECTRIFY

ELECTRIFY AND GROW LOAD

NB Power must maximize revenue growth through electrification and safeguard against electricity load losses. This also includes realigning our rates to provide options for customers and support energy efficiency.

- Align pricing and rate structures to meet growing customer needs, optimize energy usage and enable growth
- Drive electrification and pursue load growth to support decarbonization, adapt to climate change imperatives and create new value for in-province and neighbouring markets
- Provide energy solutions to help customers better manage their energy needs and advance energy efficiency

COMPETE

DELIVER COMPETITIVE CUSTOMER VALUE

NB Power must respond to customer needs and generate new revenue streams by creating products and service offerings, using partnerships to balance the economic and capability requirements needed to succeed.

- Increase cash flow by creating new revenue opportunities outside our core electricity business
- Deploy grid-integrated solutions that provide customer value
- Identify and develop commercial offerings, leveraging our expertise and infrastructure

THRIVE

CREATE A THRIVING WORKFORCE

NB Power must transform its workforce to be capable in a very different future. This requires new ways of working, new behavioural mindsets, new organizational structures, new talent sets, new rewards systems and effective recruitment and retention strategies.

- Proactively attract and build a workforce that is responsive to the future needs and expectations of our customers
- Stimulate and enable employees to learn, develop and grow themselves and the company
- Establish a strategy that supports the diverse needs of our employees, consistently recognizes high performance and reflects our values

ORGANIZE

ALIGN, ENGAGE AND OPTIMIZE

NB Power must effectively make the transition from strategy to execution. This requires establishing a clear plan for transformation and modernizing our governance, support processes, behaviours and technologies. This also includes ensuring all areas of the business are cost-sustainable through continuous improvement.

- Establish a clear and compelling story and roadmap to align and engage all stakeholders to achieve the objectives of the strategic plan
- Establish and demonstrate a culture that puts the customer first, improves financial health and reflects our renewed vision, mission and values
- Ensure the transformation of NB Power meets strategic objectives, performance standards and is self-sustaining

Highlights of the Year

We will *Energize our Future* by achieving the objectives of each strategic transformer. Each year, we make planned progress by pursuing annual targets that contribute to long-term success. In 2023/24, we followed our annual plan and implemented initiatives to move us closer to an energy future that offers the best customer experience while ensuring energy security and a sustainable clean energy transition.

Transition

We are transitioning to produce cleaner, greener energy and to address our financial situation, while continuing to provide energy security to our customers now, and into the future.

This past year, 80 per cent of New Brunswick's energy came from carbon-free sources. While that percentage is impressive, we still have some work to do to fully phase out coal by 2030 and achieve a net-zero supply by 2035.

An important decision on the Mactaquac Generating Station will be critical to our plan to achieve federally mandated net-zero goals while providing a secure and reliable supply of energy. This year we submitted an Environmental Impact Assessment and secured necessary contractors and equipment to support the future operations of the Mactaquac Generating Station. We have continued to engage with customers, communities and First Nations on environmental matters and ongoing operations.

As we adjust to the challenges of operating the Belledune Generating Station beyond 2030 when federal regulations dictate the need to be off coal, we continued to pursue the feasibility of long-term uses for this valuable asset through innovative approaches. We conducted a successful first test burn of biomass and were encouraged by our initial results.

We also pursued strategic partnerships, including with Ontario Power Generation to provide the Point Lepreau Nuclear Generating Station (PLNGS) with support to better achieve and sustain high levels of performance.



Approximately 33 per cent of the in-province generation came from PLNGS in 2023/24. Following its spring outage, the Station operated well and achieved an 87 per cent capacity factor. The performance was indicative of improvements at the Station and its strong performance capability.

A clean energy future will also require new technologies, in part powered by nuclear technology. Working collaboratively with the Province of New Brunswick, we continued to provide our nuclear expertise to support the advancement of small modular reactors (SMRs) in New Brunswick. We also signed a Memorandum of Understanding with ARC Clean Technology and Korean Hydro and Nuclear Power Co (KHNP) to explore potential collaboration for commercialization of ARC's advanced SMR technology in Canada, Korea, the United States and other jurisdictions where KHNP has business operations.

In June 2023, we partnered with ARC Clean Technology Canada, Inc. to submit an Environmental Impact Assessment registration document to the Department of Environment and Local Government and the country's first Licence to Prepare Site Application to the Canadian Nuclear Safety Commission for the SMR project.

As part of the Integrated Resource Plan consultative process, NB Power engaged with First Nations communities across the province. First Nations communities expressed a desire to play a larger role by owning or partnering on future projects and/or entering equity partnerships to the mutual benefit of First Nations communities and NB Power customers.

We announced the selection of the Neweg Energy Project as the inaugural initiative under our Renewables Expressions of Interest issued in 2023 to provide cost-effective, renewable energy and energy storage solutions. We will continue to develop and sustain our important relationships and partnerships with First Nations communities that will help bring New Brunswickers cost-effective, cleaner energy.



As a cost-of-service utility, we balance the imperatives of safety and reliability with energy rates. We also need to ensure we are providing New Brunswickers with energy security now and into the future, while delivering value for our customers.

We have struggled to cover the costs of paying down our debt and operating our system while providing the services New Brunswickers need and expect.

Following the government's decision to move our 80/20 debt-equity target from 2027 to 2029, our team worked diligently to understand the impact on rates for New Brunswickers and took the opportunity to look at the years leading up to 2027 differently. The new timeframe provided us with increased flexibility to find ways to lessen the short-term rate impacts on customers.

As a result, in the fall of 2023 NB Power filed with the New Brunswick Energy and Utilities Board (EUB) two separate filings related to rates. If the EUB approves both requests, residential customers will see a 9.8 per cent increase to rates in 2024/25 and will also incur a three per cent increase for 12 months due to the variance account recovery.



We understand that raising rates is not something anyone wants, particularly when customers are already facing inflationary pressures on everyday needs like housing, gas and groceries. However, to continue to provide the reliable electricity customers need during this time of unprecedented challenges and volatility, this rate increase is required to meet customer demand and prepare for the future.

Modernize

By accelerating planned upgrades to our infrastructure, we are investing in New Brunswick's energy security. Population growth, decarbonization and new technologies mean increased demand for energy. This results in a critical need to modernize and maintain our grid.

We began our provincial deployment of smart meters in the fall of 2023 and installed approximately 58,000 smart meters by year-end. We also provided those of you with smart meters access to new information in your online account, where you can see your energy consumption in as little as 15-minute intervals once the meter is communicating with the network.

Hand-in-hand, smart metered customers are also able to receive an energy usage alert if your bill trends to be 30 per cent higher than the same month the previous year and customize your alert thresholds to meet your personal needs.

Throughout the year, we continued our Smart Grid Atlantic Project, delivered in partnership with Siemens and the Town of Shediac and funded by the federal government. Our first solar farm provided 1.63 MW of capacity and supplied clean energy to help two public buildings in Shediac become among the first commercial buildings in the country to achieve net-zero certification. The energy study is nearing completion and we look forward to the results of the research conducted by the National Research Council of Canada. The research is expected to provide more insights on new energy technology, customer energy usage and behaviours and new rate design options.

The energy sector is facing many challenges that are resulting in fundamental changes to our operations. However, no challenge is greater than the impacts of climate change, which is bringing more severe storms to our region and damaging our infrastructure.

In September, Hurricane Lee made landfall in New Brunswick, followed in December by two strong storm systems a week apart. Each of these storms brought high winds and heavy rainfall, and the December wind and rainstorms were some of the most intense ever experienced in New Brunswick.

Outages and damages in December were widespread, seeing downed lines, broken power poles and other negative impacts to our infrastructure. Approximately 129,000 customers were left without power, and with the holiday season in full swing, our team went above and beyond to restore power as quickly and safely as possible.



As we always do in the lead up to and during these types of storms, we worked diligently with our provincial partners to ensure we were fully prepared and that all restoration efforts were aligned with our commitment to doing our work safely and efficiently. We used our predictive modelling software to position crews where they were most needed and ensured a full response team was ready to go as soon as it was safe to do so.

We know it's never easy for customers when you lose power, and we appreciated the positive support you gave our 355 crews, which included local contractors and the mutual aid partners who helped us reconnect everyone without power as soon as conditions permitted.

Another major challenge facing our utility is aging infrastructure. In response, we invested $425 million in the Mactaquac, Belledune and Point Lepreau Nuclear generating stations and other key assets.

We implemented our planned maintenance programs to ensure each station and the whole system operate at full potential. Through improved processes, we continued reviewing and addressing issues for each transmission interruption, adopted a risk-based approach to asset replacement and continued to improve our vegetation management processes to minimize interference on our system. These reliability investments continue to be aimed at reducing the duration and frequency of customer and system outages.

We also continued our strategic infrastructure investments for the future. We re-enforced sections of our transmission system to accommodate the anticipated customer load growth and ensure safe and reliable performance while enabling electrification.

Electrify

As we prepare for the future, we are focused on decarbonizing our electricity system to meet our net-zero targets and allow for increased customer demand. We must act now to respond to increased electrification driven by industries' shift from higher-emitting processes to processes that require more electricity to achieve net-zero.

As customers, you have told us you are looking to us to support energy efficiency and offer products and services to help you manage your energy use and costs. Our customers' needs are of our utmost concern and we are taking the steps that are necessary to support all New Brunswickers.



We continued to offer a number of programs to help residential and business customers make their homes and businesses more energy efficient. With increased provincial funding, we have served a total of 6,890 homes since launching the Enhanced Energy Savings Program, providing households with income of less than $70,000 free insulation, heat pumps and installation to help them better manage their energy needs. We also established a Navigator role to improve the rate of uptake for qualified New Brunswick participants in the Canada Greener Homes Loan program to finance and complete efficiency upgrades.

We were honoured to receive the Smart Energy Consumer Collaborative's Energy Equity Award in recognition of our comprehensive Enhanced Energy Savings Program that provides relief from high energy costs and improves the comfort of homes.

Our fourth Energizing Efficiency Conference – *Building Momentum* brought together New Brunswickers with a shared vision for a cleaner, greener future for the people of our province. Over 300 delegates, sponsors and showcase participants gathered to share knowledge and insights about a sustainable future energy landscape and the positive change that can happen with large-scale energy efficiency measures.


Énergie NB

Our efforts to electrify and grow load also requires we realign our rates. We gained approval from the regulator to begin offering customers a net-zero rate option and continued to progress other rate modernization efforts to better align our rates to a modernized energy sector.

Compete

At NB Power, we put the customer experience at the centre of everything we do. We know as New Brunswickers, you count on us to power your lives and that's a responsibility we strive to integrate into every aspect of our operations.

We took steps to upgrade our customer-facing systems, primarily focusing on making it easier for New Brunswickers to get access to the support and information you need, when you need it. Our customers' calls were answered more effectively, as we reduced the wait time and were able to answer a higher percentage of calls within our 45-second target. Improved water heater maintenance service was evident in the eight per cent reduction of service escalations. We also made several enhancements to our customer-facing websites to make them easier to navigate for all users.

We were pleased to see customer arrears were at an all-time low this year. Working with customers to access the right efficiency program that met their individual needs and providing the ability to arrange their own repayment options helped our customers manage their energy usage and bills.

We developed tools to provide employees with a clearer picture of what you, our customers, are seeing and experiencing. With that knowledge in hand, we continued to identify opportunities for improvement when it comes to customer service.

Our new Customer Experience Council is led at the executive level and has employee members from across the business. Together, the Council will keep our focus on identifying and supporting efforts across the company to improve customer centricity and provide our customers the experience you expect.

At the operational level, we began to deploy grid-integrated solutions that provide you more value.

You continued to grow the net metering program, with more than 765 NB Power customers having installed a total of 10.3 MW of your own renewable energy, helping to reduce greenhouse gases and move New Brunswick closer to achieving a net-zero grid.

With more New Brunswickers choosing electric vehicles, we launched our electric vehicle in-home charging package to provide you flexibility and convenience with fast, reliable charging at home. For our lighting customers, we began piloting a product that allows you to add cameras to your services, providing you with increased safety and security. We grew our customer uptake of SureConnect by 107 per cent, making customers' access to back-up power more convenient and safe during unexpected power outages.

Some of these solutions may be outside our core electricity business, we want to offer more solutions that provide value for customers, leveraging our skills and technology and integrating products into our smarter and stronger grid.

Thrive

Our future as an organization depends on employees' growth, engagement at work and well-being. We are fully committed to supporting employees by creating a thriving workforce that's ready and able to meet the challenges and opportunities of a new future.

In support of our strategic plan, we launched a survey so we could better understand our current level of employee engagement and improve upon it. Through various venues, we began socializing our vision, mission and values.



Early in the year, we also received the results of our first employee experience survey. Across the organization, leaders worked with teams to develop improvement plans. We conducted a mid-year survey to check the pulse and ensure employees continued to engage with us, providing valued feedback. In early 2024, we launched our second survey. With high participation levels, the survey results will provide critical feedback to ensure we cultivate a positive employee experience.



We renewed our performance development program to establish clear expectations and identify with them opportunities to develop new talent sets that support our new ways of working and thinking. We will look for new ways to support our employees' continued success and develop recruitment and retention strategies that leverage our employee value proposition. Through our ongoing efforts, we will create an environment where employees can thrive so we can respond with energy to the changing needs of our customers.

In support of our commitment to Diversity and Inclusion, we successfully launched the Women's Network, designed to foster a more inclusive, supportive and empowering workplace for anyone who identifies as a woman.

To further support our employees, we enhanced our leadership development framework and expanded our continued learning and development strategy. Our strengthened development approaches provide employees improved opportunities to help them succeed within our organization. And we have updated our internal staffing procedures to raise awareness and increase the transparency of employee advancement opportunities.

Organize

Transformation requires significant changes to processes, technology and how we demonstrate behaviours that align with our values.

Throughout the year, we continued to do everything we could internally to cut costs so that we continue to keep your rates as low as possible. We left no stone unturned in our cost reduction efforts and reduced our operational costs by $37 million. The sale of our head office building and the pursuit of alternative financing arrangements for future initiatives are also contributing to long-term cost reductions to benefit you, our customers.

To help our leaders and employees better understand the future of NB Power and how their work supports the achievement of our objectives, we launched a number of communications improvements.

We continued our employees-first communications approach, ensuring employees at all levels of our operations were briefed first about any changes at NB Power, big or small. Our Ask Us Anything sessions provided employees an opportunity to engage directly with our executive leadership team to answer any questions they had. Our president and CEO, Lori Clark, continued her regular presentations to all employees through her quarterly CEO Forums.

We also launched Transformer Talks, providing leaders opportunities to learn how our strategic plan was being implemented into all aspects of our operations. We revamped our Leadership Forum to focus on developing and enhancing leadership skills for people leaders. And for the first time since COVID-19, all of our leaders from around the province gathered in person, focused on inclusive leadership and the role of leadership in bringing our strategic plan to life.

As changes are being made to support the implementation of our strategic plan, we continued to define the technology upgrades and enhancements we need to achieve our strategic objectives. We worked toward improved automation, data management and analytics and began planning for large system upgrades to our Enterprise Resource Planning system to enhance our effectiveness in core processes such as work management, finance, supply chain and customer service.

Employee Spotlight

Shane Dunnett competes at Canadian Para Hockey Championship



Shane Dunnett is pictured in the front row, seventh from left with the New Brunswick Para Provincial Hockey Team.

Shane Dunnett, Expeditor in Supply Chain and long-time employee of NB Power, participated in the Canadian Para Hockey Championship as part of the New Brunswick Para Provincial Hockey Team, the first New Brunswick team in history. The team went 4-2 in the tournament, placing first in points for their pool and second in overall points. Shane, a multi-sport athlete, has also competed for 25 years in wheelchair basketball, including with Team NB.

Electricity Canada's Lifesaving Award



(L-R) Hercules Georgiadis, Manager, Safety, Nicole Poirier, Vice President Operations, Jason McKellar, Powerline Technician, Grant Donnelly, Powerline Technician, Scott Markowsky, Powerline Technician and the Honourable Ginette Petitpas Taylor, Member of Parliament, Moncton-Riverview-Dieppe, at Electricity Canada's Lifesaving Award presentation.

On November 21, 2023, Pat Daigle, Stephen Daley, Grant Donnelly, Luc Gallant, Dave Jalbert, Pierre Luc Larouche, Jean Michel Legace, Josh McClellan, Jason McKellar, Samuel Saulnier and Hunter Smith were named recipients of Electricity Canada's Lifesaving Award. On behalf of the team, Jason McKellar and Grant Donnelly accepted the award recognizing the crew's collective courage, actions and the medical care they provided their teammates after a severe fall and tragic workplace incident that happened on the evening of January 17, 2023. Scott Markowsky, who fell that night, joined Jason and Grant for the award presentation.

Blair Nason Places Fifth in World Firefighting Championships


FIREFIT
CANADIAN
FireFit
National & World
Championships
September 13-17, 2023
Lambton
College


SCOTT
FINISH LINE

(L-R) Chris Quartermain, PLNGS Emergency Response Team, and Blair Nason at Canadian FireFit. Blair nears the finish line at the World Firefighting Championships.

Blair Nason, Senior IT Specialist and a 30-year volunteer firefighter with the Douglas Harbour Volunteer Fire Department, placed fifth in the 2023 World Firefighting Championships. For 20 years, Blair has competed in what is dubbed by ESPN as the toughest two minutes in sports. In his 44 events at the regional, national and international levels, he has placed first and third at Canadian Nationals and third at the 2017 Worlds. Dressed in full gear, he climbed five storeys carrying a 42-pound pack, lifted a 45-pound hose to the top of the tower, climbed down, executed a forcible entry, pushed a 160-pound beam using a nine-pound hammer, ran 145 yards through a slalom course, advanced a charged hose line and carried a 175-pound life-sized dummy to the finish line.

NB Power Employees Assist with Repairs to Christmas Tree Festival of Lights





Warren Hay, Daniel Knox and Jeremy Meyer work with Fredericton community members and Leo Hayes High School students.

Warren Hay, Daniel Knox and Jeremy Meyer, all electricians working at NB Power, worked with Fredericton community members and students from Leo Hayes High School to repair Pine Grove Nursing Home's Christmas Tree Festival of Lights after copper wiring was stolen from the light display. With helping hands and materials provided by NB Power and others, Pine Grove residents and the community were able to continue to enjoy the holiday cheer brought every year by the festival of lights.

Management's Discussion and Analysis

Financial and operating performance factors
Identifies and explains the material risks and uncertainties affecting performance

Financial performance
Provides a summary of the year's key financial results

Financial results
Explains the financial results for 2023/24 including a year-over-year variance analysis

Regulatory balances
Explains the impact of the regulatory deferrals

Capital resources
Identifies and explains changes to capital resources

Capital management
Identifies and explains debt reduction objective and strategy

Critical accounting policy changes
Describes changes in accounting policies and their impact on the consolidated financial statements

Significant accounting estimates and judgments
Explains the estimates made and how they impact earnings

Risk management
Describes how NB Power manages risk in order to create, preserve and realize value

Financial and Operating Performance Factors

Material Risks and Uncertainties

NB Power operates in a complex and dynamic business environment with a variety of risks and uncertainties that could impact the achievement of its business objectives. This business environment leads to large components of the utility's earnings being uncontrollable. Although management cannot control these risks and uncertainties, every effort is made to influence and/or manage them through NB Power's Risk Management framework (see page 42 for more details).

These risks and uncertainties have historically caused variability that resulted in significant swings in year-to-year results which impacted NB Power's ability to meet its financial targets and make progress towards an 80/20 debt equity structure. The amendments to the *Electricity Act* and the new *Regulatory Variance Accounts and Deferral Account Regulation – Electricity Act* that took effect April 1, 2022 are mitigating some of the net earnings variability and has improved NB Power's ability to make progress in its financial performance.

Hydro-based generation

NB Power's hydro generating system is referred to as a run-of-the-river system where little water storage is available. This results in significant annual variability in hydro generation output as it is dependent on the amount and timing of rainfall and snow melt. Annual hydro generation has ranged from 82 to 123 per cent of the planned output over the past 10 years. This variability affects the cost of generation, as hydro is a no-cost fuel for generating electricity. When hydro flows are below planned levels, other more expensive fuels must be used, increasing the cost of generation or purchased power costs. The magnitude of the replacement cost of energy is dependent upon available generation and market prices at the time. When hydro flows are higher than planned levels, hydro generation reduces the use of more expensive fuels.

Hydro generation accounted for approximately 14 per cent of total supply requirements in 2023/24. In 2023/24, hydro net generation was 123 per cent of the long-term average, compared to 116 per cent in the previous year. The improvement resulted in a reduced requirement for purchased power resulting in a $22 million decrease in costs year over year.

123%

Hydro net generation (per cent of long-term average)



150
120
90
60
30
0
2023/24
2022/23

Nuclear-based generation

NB Power has one nuclear generating station. Nuclear fuel (uranium) is NB Power's second lowest-cost fuel for generating electricity. Effective operation of Point Lepreau Nuclear Generating Station (PLNGS) is essential for NB Power's positive financial performance. When nuclear generation is below planned levels, other more expensive fuels are used, increasing the cost of generation or purchased power costs. The station has demonstrated improved performance and continues to address reliability risks through the Station's Recovery Plan, which focuses on leadership, process, equipment, safety and operational excellence.

PLNGS supplied approximately 20 per cent of total supply requirements in 2023/24, which represented approximately one per cent or $13 million of total fuel and purchased power costs. PLNGS capacity factor was 87.1 per cent in 2023/24 compared to 56.6 per cent in 2022/23. This 31 per cent increase in capacity factor from the previous year was due to improved operations resulting in fewer outage days experienced during the year. When the station is in an outage, either planned or unplanned, NB Power must meet generation requirements through replacement power. The improved performance resulted in a reduced requirement for purchased power and a $205 million reduction in costs.

87.1 %

PLNGS net capacity factor (percentage)


100
80
60
40
20
0
2023/24
2022/23

Electricity purchases

NB Power purchases electricity when lower-cost energy is available and to meet its renewable portfolio standard requirements. The market price of electricity changes hourly and is set primarily by the New England electricity market, regardless of the source of supply. NB Power enters forward purchase contracts for electricity purchases based on forecasted costs to mitigate some of the volatility of market price fluctuation. NB Power is still exposed to price fluctuations when purchase requirements change. Electricity purchases represented approximately 54 per cent of NB Power's total supply requirements in 2023/24, corresponding to 84 per cent or $1,311 million of total fuel and purchased power costs.

The average of the New England on-peak prices was $40.54 US/MWh in 2023/24 compared to $76.80 US/MWh in 2022/23. NB Power experienced decreased supply costs of $328 million in 2023/24 due to decreased average prices.

Natural gas

NB Power purchases natural gas for the generation of electricity and purchases natural gas-based electricity. These are both subject to price variability based on natural gas markets.

NB Power purchases natural gas for Bayside Generating Station and has secured a long-term, lower-cost gas supply from western Canada. NB Power enters forward purchase contracts for the natural gas purchases to mitigate some of the volatility of market price fluctuation. NB Power has entered into forward purchase contracts for 80 to 100 per cent of the forecasted natural gas requirements for the Station. However, NB Power is still exposed to price fluctuations when purchase requirements change.

Bayside Generating Station is subject to carbon tax, which increases the cost of electricity generated from natural gas. The tax is calculated based on the provincially prescribed tax rate for the year and the Station's total emissions. Both the rate and emissions fluctuate annually, contributing to price variability.

Electricity generated with natural gas represented approximately five per cent of total supply in 2023/24 and approximately seven per cent or $116 million of the total fuel and purchased power costs.

Natural gas prices ranged from $0.20 US/MMBtu to $14.35 US/MMBtu in 2023/24 compared to $0.95 US/MMBtu to $27.74 US/MMBtu in 2022/23. Despite lower natural gas market prices on average in 2023/24, there was an increase in supply cost of $37 million in 2023/24 compared to 2022/23 as the natural gas forward contracts were higher on average compared to the prior year.

Coal/petcoke-based generation

NB Power purchases coal and petcoke through tendered contracts from several counterparties. These fuels are used at Belledune Generating Station. Coal and petcoke are purchased at indexed or firm fixed prices. Additionally, a freight component is added for coal and petcoke.

Belledune Generating Station is also subject to carbon tax increasing the cost of electricity generated from coal and petcoke. Both the rate and emissions fluctuate annually, contributing to price variability.

Coal and petcoke-based generation represented approximately six per cent of total supply in 2023/24 and approximately four per cent or $81 million of the fuel and purchased power costs.

The average coal market price was $112.66 US/ton in 2023/24 compared to $277.28 US/ton in 2022/23. Despite the reduction in market prices and NB Power's risk mitigation practices, NB Power's supply costs were $16 million higher than the average market price as a result of fixed price contracts.

Heavy fuel oil-based generation

Coleson Cove Generating Station, a winter-peaking station, is fuelled primarily with heavy fuel oil. Heavy fuel oil is subject to market price fluctuations. To minimize short- to medium-term heavy fuel oil price exposure, NB Power typically enters into forward purchase contracts for its forecasted heavy fuel oil requirements.

Coleson Cove Generating Station is also subject to carbon tax, which increases the cost of heavy fuel oil. Both the rate and emissions fluctuate annually, contributing to price variability.

Heavy fuel oil generation represented approximately one per cent of total supply and approximately three per cent or $41 million of fuel and purchased power costs in 2023/24.

Heavy fuel oil market prices ranged between $72 US/barrel to $97 US/barrel in 2023/24 compared to between $73 US/barrel to $124 US/barrel in 2022/23. Heavy fuel oil prices are volatile. Despite practices to manage this price risk through the use of forward purchase contracts, supply costs increased by $7 million compared to 2022/23.

Out-of-province sales opportunities

NB Energy Marketing (NBEM) has access to a diversified energy portfolio. NB Power's surplus generating capacity combined with strategic interconnections with Quebec, PEI, Nova Scotia and Maine enables NBEM to engage in energy trading activities with neighbouring jurisdictions with the goal of providing economic benefits to New Brunswickers. In addition to sales opportunities relating to neighbouring jurisdictions, NBEM engages in the wholesale markets by buying and selling power within New England. The wholesale transactions do not rely upon NB Power's existing generating or transmission assets and the majority of out-of-province sales shown in this report reflect wholesale market activities.

NBEM operates in a competitive market with inherent variability in sales opportunities and service contracts available at a given time. While NBEM relies on robust risk management strategies and significant market analysis to mitigate risks where possible, NBEM is subject to variability which results in swings in year-to-year out-of-province results. NBEM is still exposed to cost and revenue fluctuations when sales volumes change due to consumer behavior.

The average price of out-of-province sales in 2023/24 was $120.48 CAD/MWh compared to $144.65 CAD/MWh in 2022/23 and as a result NB Power's out-of-province revenue decreased by $45 million in 2023/24.

NBEM supplied 10,513 GWh of load in 2023/24, compared to 8,363 GWh in 2022/23. The additional volume increased revenue by $81 million.

Together, these two factors resulted in a $36 million increase in out-of-province revenue.

Generating station reliability

Generator reliability is another key factor that causes variability in financial results. NB Power's infrastructure can be affected by age, capital investment and significant technological change. NB Power saw improved operations at the generating stations in 2023/24 after experiencing reliability challenges at PLNGS and Bayside Generating Station in 2022/23. Reliability remains a primary focus in order to realize continued progress in this area.

Aging assets are increasingly expensive to maintain and operate and may be less efficient than newer technologies. Significant financial and other resources are required to monitor and properly sustain the existing asset base. Performance, reliability and maximized efficiency of existing generation facilities are fundamental to ensuring a safe, continuous and adequate supply of electricity. Strategic capital spending is required to ensure reliability, reduce the risk of equipment failures, renew aging infrastructure and accommodate growing demand for electricity.

Energy from renewable sources

NB Power's commitment to environmental stewardship was demonstrated by exceeding its renewable portfolio standard of 40 per cent of in-province sales supplied by renewable sources. Renewable sources supplied 45 per cent of in-province sales in 2023/24 and 53 per cent of in-province sales in 2022/23. In order to meet the commitment, NB Power generates electricity from its hydro facilities and purchases electricity from hydro, wind, biomass, biogas, landfill gas and other renewables sources under power purchase agreements.

At times, renewable energy costs may exceed those of NB Power's thermal fleet and create a compliance cost to meeting the renewable portfolio standard. NB Power actively manages its economic dispatch decisions to minimize the cost to customers.

Exchange rates

NB Power is exposed to foreign exchange risk when purchases of fuel and purchased power in US dollars are not offset by revenue received in US dollars. NB Power typically enters into forward purchase contracts for US dollar requirements net of expected US dollar revenue.

The value of the Canadian dollar against the US dollar varied between $1.31 and $1.39 in 2023/24 compared to $1.25 to $1.39 in 2022/23. This change in foreign exchange rates resulted in a $24 million increase in the cost of fuel and purchased power.

Energy Supply Cost Variance Account and Electricity Sales and Margin Account

The *Electricity Act* and the *Regulatory Variance Accounts and Deferral Account Regulation – Electricity Act* established the requirement for NB Power to create two regulatory variance accounts: the Energy Supply Cost Variance Account and the Electricity Sales and Margin Account. As a result, variances from forecast on sales of electricity and fuel and purchased power supply costs are reclassified monthly to these accounts. NB Power is required to reimburse to or recover from, customers the balances in the accounts.

While the impact of the risks and uncertainties noted can be seen within the financial results, the reclassification of these variances limits the variability in net earnings caused by fuel prices, generating station performance, sales prices and volumes, out-of-province sales margins and related foreign exchange costs. As a result of the increases in electricity sales and reduction in fuel and purchased power compared to forecast, $155 million was applied to the variance accounts in 2023/24. This directly impacts customers by reducing the net balance of the accounts and the amount to be collected from customers in the future.

Nuclear investment funds

NB Power has established the decommissioning segregated fund, used nuclear fuel segregated fund and nuclear fuel waste trust fund in order to meet the *Nuclear Fuel Waste Act* requirements. The investments in these funds are exposed to financial market risk and impact NB Power's results as described on page 35 under Finance costs and investment income.

The Nuclear investment funds are guided by an investment policy and managed by Vestcor, a third-party financial management organization. The investment policy was updated in 2023/24 and provided to Vestcor to implement. As a result of the new policy, changes were made to the investment mix to reflect the new strategy. The return objective of 5.15 per cent remains the same. The policy sets out the investment principles and guidelines including investment objectives and appropriate risk tolerance for the funds. The portfolio is managed using these overall investment objectives and risk tolerances. The investment policy goals are to reduce the volatility of future funding requirements, minimize the risk of potentially large future contributions and provide inflation protection given the long-term nature of the cash flow requirements.

The funds are invested in established funds including fixed income, Canadian, international and private equites, private and public real estate and infrastructure as well as alternative investments. These are all subject to market risks and the value of the investments will vary from day to day depending on a number of market factors including economic conditions, global events, market news and the performance of the issuers of the securities in which the funds invest. Changes in foreign currency exchange rates will also affect the value of investments of non-Canadian dollar securities.

Due to the substantial value of the nuclear investment funds, currently valued at $941 million, NB Power's net earnings are sensitive to any volatility in these markets. In the last five years, the return on nuclear investment funds has fluctuated from a loss of $4 million to a gain of $95 million.

In 2023/24, the investments earned a return of $61 million compared to $16 million in 2022/23. The higher investment returns resulted in a $45 million increase in net earnings. This increase in investment yields reflects continued market volatility.

$61

Gain on investment fund returns (in millions of dollars)


80
70
60
50
40
30
20
10
0
2023/24
2022/23

Weather conditions

NB Power's in-province customers have a high degree of electric heat penetration in their homes and as a result, weather trends can result in unpredictable electricity requirements year over year and net earnings variability. The warmer weather in 2023/24 decreased in-province revenue by $4 million compared to 2022/23.

Significant weather events can also have a material impact on other financial results. Costs associated with these events are one-time expenditures and are an uncontrollable expense.

In 2023/24, NB Power spent $31 million of operations, maintenance and administration (OM&A) on significant weather events compared to $13 million in 2022/23. Several significant weather events occurred during 2023/24, particularly a wind and rainstorm in December 2023. Following the storm, approximately 129,000 customers were without power across the province. NB Power crews, with assistance from contractors and neighbouring utilities, worked to restore power and repair damaged infrastructure. Improving grid reliability through capital investments and emergency preparedness remains a primary focus.

NB Power has experienced major weather events in the past which have caused significant variability in earnings with each. These events ranged in cost from $8 to $31 million.

Financial Performance

Financial Performance (in millions)	2023/24	2022/23
Net earnings (loss)	$7	$(43)
Sales of electricity	2,874	2,788
Operational expenses	2,614	2,961
Operating earnings (loss)	354	(34)
Net change in regulatory balances	(114)	234
Total net debt at end of year	5,347	5,406
(Decrease) increase in net debt	(59)	468

$7

Net earnings (loss)
(In millions of dollars)



10
0
-10
-20
-30
-40
-50
2023/24
2022/23

Financial Performance Highlights

NB Power reported operating earnings of $354 million for the year ended March 31, 2024. This was an increase of $388 million from the 2022/23 operating loss of ($34) million. Increased sales of electricity and reductions to fuel and purchased power are the main drivers of the increase.

Sales of electricity increased as a result of higher sales to out-of-province customers, increased in-province base load and higher average regulator-approved customer rates. These increases led to total sales of electricity of $2,874 million, an increase of $86 million or three per cent.

Operational expenses were $347 million and 12 per cent lower than 2022/23. NB Power was able to take advantage of decreased electricity prices to lower supply costs during the year. Improved operations at PLNGS also contributed to decreased fuel and purchased power expenses. Continuous improvement is an integral part of NB Power's corporate excellence goals. NB Power is committed to creating a culture of continuous improvement and all employees are encouraged to suggest opportunities for improvement and participate in improvement initiatives. In 2023/24, NB Power realized continuous improvement savings of $37 million.

$(59)

(Decrease) Increase in net debt
(In millions of dollars)



500
400
300
200
100
0
-100
2023/24
2022/23

Variances from actual to forecast in electricity sales and fuel and purchased power are captured in the Energy Supply Cost Variance Account and the Electricity Sales and Margin Variance Account. As a result of the increases in electricity sales and reduction in fuel and purchased power compared to forecast, $146 million was applied to the variance accounts. This directly impacts customers by reducing the net balance of the accounts and the amount to be collected from customers in the future.

Net debt decreased by $59 million in 2023/24, from $5,406 million to $5,347 million. The decrease in net debt was primarily attributable to increased cash flow from operating activities mainly as a result of higher electricity sales, decreased supply costs and faster payments by customers. In 2023/24 NB Power sold the head office buildings to leverage external building management expertise, which resulted in an inflow of cash to reduce debt. NB Power continues to focus efforts on cost optimization while ensuring safe and reliable operations.

Financial Results

Revenue

Revenue overview (in millions)	2023/24		2022/23	
	$	%	$	%
Sales of electricity				
In-province	1,606	54	1,543	53
Out-of-province	1,268	43	1,245	42
Miscellaneous	94	3	139	5
Total revenue	2,968	100	2,927	100
Per cent increase year over year		1		33

In-province sales of electricity

In–province sales of electricity represent the sale of electricity to all customer classes within New Brunswick.

Residential customers, both direct and indirect, account for approximately 54 per cent of the total in-province electricity sales. The residential class is made up of mostly year-round domestic customers and also includes some non-domestic customers such as farms and churches. Due to a high penetration of electric space heating, changes in weather patterns can create volatility in residential loads. Weather and growth changes are partially offset by energy efficiency and demand side management programs.

General service customers account for about 20 per cent of total in-province electricity sales and includes commercial and institutional customers as well as streetlights. General service sales are also impacted by weather variations.

Industrial customers account for about 24 per cent of total in-province electricity sales and are divided into two groups: industrial transmission sales to those served at transmission voltages of 69 kV and above and industrial distribution sales to those served at distribution voltages of 25 kV or less. Industrial customers are spread out over many industries, with the majority serving the pulp and paper industry. Changes in industrial loads are driven by general economic conditions.

In-province sales of electricity (in millions)	2023/24		2022/23	
	$	%	$	%
Residential	761	47	703	46
Industrial	380	24	396	26
General service	323	20	301	19
Wholesale	112	7	115	7
Streetlights	30	2	28	2
Total	1,606	100	1,543	100
Per cent increase year over year		4		3
GWh	13,557		13,315	

$1,606

Total in-province sales of electricity (in millions of dollars)



Per cent of total revenue by customer class

Residential	47 %
Industrial	24 %
General service	20 %
Wholesale	7 %
Streetlights	2 %

In-province sales of electricity totaled $1,606 million in 2023/24, representing a $63 million increase compared to 2022/23. The increase in sales is mainly the result of higher average regulator-approved customer rates effective April 1, 2023. Electricity sales volumes to New Brunswick customers were 13,557 GWh, up 242 GWh from a year earlier due to higher base load. The increases were partially offset by warmer weather.

Out-of-province sales of electricity

Out-of-province sales of electricity represent the sales outside New Brunswick to other neighbouring Canadian provinces and the United States. These sales include long-term sales contracts as well as short-term sales in the US market and to other Canadian utilities. These sales are subject to

- availability of NB Power generation resources, based on in-province energy requirements and planned unit generator maintenance schedules
- availability of interconnection purchases
- market prices
- fuel prices
- foreign exchange rates
- availability of out-of-province contracts and success in New England Wholesale market supply solicitations

Out-of-province sales of electricity (in millions)	2023/24	2022/23
Revenue	$1,268	$1,245
Per cent increase year over year	2%	123%
GWh	10,513	8,363
Per cent increase year over year	26%	35%

$1,268

Out-of-province sales of electricity (in millions of dollars)


1,500
1,200
900
600
300
0
2023/24
2022/23

Out-of-province sales of electricity totalled $1,268 million in 2023/24, representing a $23 million or two per cent increase from 2022/23. Sales increased by 2,150 GWh or 26 per cent, mainly due to new and renewed contracts to serve customer loads in the United States, as well as opportunity sales with customers in Canada. Increased sales volumes were partially offset by lower electricity prices.

Miscellaneous revenue

Miscellaneous revenue is the revenue generated from sources other than electricity sales.

Miscellaneous revenue (in millions)	2023/24		2022/23	
	$	%	$	%
Net transmission revenue and expense	18	19	19	14
Customer-related revenue	24	26	20	14
Water heater rentals	27	29	24	17
Pole attachment fees	5	5	5	4
Sales of natural gas	4	4	45	32
Other miscellaneous income	16	17	26	19
Total	94	100	139	100
Per cent (decrease) year over year		(32)		1

Miscellaneous revenue totalled $94 million in 2023/24, representing a $45 million or 32 per cent decrease compared to 2022/23. Natural gas sales occur when committed volumes of natural gas are unable to be consumed at the Bayside Generating Station. This usually only occurs during outages (planned or forced) at the Bayside Generating Station, as was the case in 2022/23. The margin from the sale of natural gas is subject to fluctuation in market prices.

Operational Expenses

Operational expenses overview (in millions)	2023/24		2022/23	
	$	%	$	%
Fuel and purchased power	1,589	61	1,984	67
Operations, maintenance and administration	622	24	576	19
Depreciation and amortization	354	13	351	12
Taxes	49	2	50	2
Total	2,614	100	2,961	100
Per cent (decrease) increase year over year		(12)		54

$2,614

Operational expenses by classification (in millions of dollars)



Per cent of total cost

- Fuel and purchased power 61 %
- OM&A 24 %
- Depreciation and amortization 13 %
- Taxes 2 %

Fuel and purchased power

NB Power optimizes a diverse portfolio of generation and external purchases to supply in-province and out-of-province customers. The cost of generation and the cost of purchases can significantly vary year over year. NB Power's generation facilities are fuelled with the following types of fuel

- nuclear fuel (uranium)
- coal
- natural gas
- petcoke
- heavy fuel oil
- hydro

As well, NB Power purchases electricity from independent power producers by way of power purchase agreements. These agreements include purchases from

- hydro generation
- wind generation
- other renewable generation
- natural gas generation

NB Power's mix of internal generation and purchases of electricity are balanced such that the requirements of the Renewable Portfolio Standard are met. The Standard requires that NB Power supply, at a minimum, 40 per cent of its in-province electricity sales from renewable energy.

Fuel and purchased power (in millions)	2023/24		2022/23	
	$	%	$	%
Hydro	-	-	-	-
Nuclear	13	1	23	1
Thermal	267	17	351	18
Purchases	1,311	82	1,635	82
Other	16	1	14	1
Foreign exchange (gain)/loss on fuel and purchased power	(18)	(1)	(39)	(2)
Total	1,589	100	1,984	100
Per cent (decrease) increase year over year		(20)		101

The cost of fuel and purchased power was $1,589 million in 2023/24, a $395 million decrease compared to 2022/23.

The availability of generating stations, market conditions and fuel prices have a significant impact on the generation supply mix utilized at any given time. NB Power strives to optimize the diversity of its portfolio to minimize the impact of these changes by balancing internal generation with external power purchases. These efforts can be seen by significant cost savings in the current year.

$1,589

Fuel and purchased power
(in millions of dollars)



Per cent of total cost

Hydro	0 %
Nuclear	1 %
Thermal	17 %
Purchases	82 %
Other	1 %
Foreign exchange (gain)/loss on fuel and purchased power	(1)%

Hydro generation increased year over year at 123 per cent of the long-term average, resulting in a $22 million decrease in fuel and purchased power. NB Power saw improved operations at the generating stations in 2023/24 after experiencing reliability challenges at PLNGS and Bayside Generating Station in 2022/23. The improved performance at these two stations resulted in a reduced requirement for purchased power and a $260 million reduction in replacement power costs.

NB Power's net generation and purchased power in 2023/24 was 24,942 GWh, a 2,378 GWh or 11 per cent increase from 2022/23. There were several factors that led to the decreased fuel and purchased power cost in 2023/24. These include lower average supply prices, and favourable economic dispatch decisions including decisions to purchase power at lower prices rather than running the thermal fleet. Decreased prices were partially offset by increased load requirements to serve both in-province customers as well as out-of-province sales.

24,942 GWh

GWh production



Per cent of total GWh production

Hydro	14 %
Nuclear	20 %
Thermal	12 %
Purchases	54 %

Lower average supply prices decreased fuel and purchased power costs by $264 million. Electricity prices were the primary driver of the decreased cost. NB Power mitigates some of the price volatility by entering forward purchase contracts for electricity purchases. However, NB Power is still exposed to price fluctuations when purchase requirements change.

Increased base load within the province, new and renewed contracts with US customers, and out-of-province sales opportunities within Canada resulted in increased supply costs of $151 million.

Operations, maintenance and administration

Operations, Maintenance & Administration expenses are those costs related to the operation, maintenance and administration of NB Power's 14 generating facilities, the distribution and transmission infrastructure, which includes over 21,800 km of distribution lines and 6,900 km of transmission lines, as well as corporate services. OM&A also includes activities that support reducing and shifting demand through investments in technology, educating customers and promoting efficiencies and offering new products and services.

Continuous improvement is an integral part of NB Power's corporate strategic plan. NB Power is committed to ensuring all areas of the business are cost sustainable by creating a culture of continuous improvement and all employees are encouraged to suggest opportunities for improvement and participate in improvement initiatives. This work also includes regional cooperation efforts with other utilities aimed at realizing savings through the sharing of best practices. Employees from all corners of the company continue to deliver value to customers through improved work processes and financial savings. In 2023/24, NB Power realized cash savings and other benefits such as avoided costs and increased productivity.

See Note 23 of NB Power's Consolidated Financial Statements for OM&A by category.

Operations, maintenance and administration (in millions)	2023/24	2022/23
Operations, maintenance and administration expenses	$622	$576
Per cent increase year over year	8%	7%



$622
Operations, maintenance and administration expenses
(in millions of dollars)
800
700
600
500
400
300
200
100
0
2023/24
2022/23

OM&A costs were $622 million in 2023/24, a $46 million or eight per cent increase compared to 2022/23.

The increase in OM&A expenses in 2023/24 was largely the result of higher storm costs, $31 million in 2023/24 compared to $13 million in 2022/23. Also contributing to higher OM&A is increased maintenance costs at PLNGS and higher incentives and rebates to customers to support the growing portfolio of energy efficiency programs funded by NB Power. These increases are partially mitigated by continuous improvement savings of $37 million.

Depreciation and amortization

Depreciation and amortization expense is primarily driven by NB Power's capital investment in its generating, transmission and distribution systems. Depreciation of property, plant and equipment is based on a straight-line method of depreciation over the estimated useful service lives of the assets. Useful lives are reviewed annually, external studies are performed every five years and rates are updated as required (the most recent external study was performed in 2019/20).

NB Power capitalizes planned major maintenance outages. These outages are cyclical work that is required for safe operation of the generating stations. The useful life of the planned maintenance outage is based on the frequency of the outage and is generally between two and eight years. Depreciation varies depending on the planned major maintenance outage schedules and the useful life.

Depreciation and amortization (in millions)	2023/24	2022/23
Depreciation and amortization	$354	$351
Per cent increase year over year	1%	2%



$354
Depreciation and amortization
(in millions of dollars)
400
350
300
250
200
150
100
50
0
2023/24
2022/23

Depreciation and amortization costs were $354 million in 2023/24, a $3 million or one per cent increase compared to 2022/23. Depreciation continues to increase year over year as major maintenance outages are capitalized and depreciated. In 2023/24 the increase in depreciation and amortization was mainly due to the planned major maintenance outages, partially offset by a 16-month extension to the economic life of PLNGS and the Milltown Generating Station reaching the end of its economic life in July 2022.

Taxes

Taxes expense is comprised of property, utility and right-of-way taxes. Property tax is assessed by the Province of New Brunswick and based on assessed values of NB Power's properties. Utility tax expense is driven by NB Power's capital investment in the transmission and distribution systems and is based on the carrying amount of NB Power's transmission and distribution assets.

Taxes (in millions)	2023/24	2022/23
Taxes	$49	$50
Per cent (decrease) year over year	(2)%	(2)%

Taxes were $49 million in 2023/24, a $1 million or two per cent decrease compared to 2022/23. Taxes decreased year over year primarily due to a decrease in the utility tax rate.

Finance costs and investment income

Finance costs and investment income also include mark-to-market of investments. This net cost has the potential for significant variability due to changes in market values, discount rates and interest rates.

See Note 26 of NB Power's Consolidated Financial Statements for the finance costs by category.

Finance costs and investment income (in millions)	2022/23		2022/23	
	$	%	$	%
Finance costs	(309)	132	(280)	115
Sinking funds and other investment income	15	(6)	21	(9)
Mark-to-market of fair value through profit or loss investments	61	(26)	16	(6)
Total	(233)	100	(243)	100
Per cent (decrease) increase year over year		(4)		29

$233

Finance costs and investment income (in millions of dollars)



250
200
150
100
50
0
2023/24
2022/23

Finance costs and investment income was $233 million in 2023/24, a $10 million or four per cent decrease from 2022/23.

Finance costs were $309 million in 2023/24 compared to $280 million in 2022/23, an increase of $29 million or 10 per cent as a result of higher interest on long-term and short-term debt due to a higher long-term debt balance and increased short-term debt rates.

Sinking funds and other investment income was $15 million in 2023/24 compared to $21 million in 2022/23, a decrease of $6 million or 29 per cent resulting from foreign exchange changes on the sinking fund investments.

An increase in mark-to-market of fair value through profit or loss investments was primarily attributed to unrealized gains on investments which were $61 million in 2023/24, an increase of $45 million compared to 2022/23. The investment market values are subject to market conditions and to volatility year-over-year.

Regulatory Balances

Regulatory balances are recognized for rate setting and financial reporting purposes if the New Brunswick Energy and Utilities Board (EUB) approves the regulatory treatment or if management believes the regulatory treatment is probable. Regulatory debit balances represent costs incurred in excess of amounts billed to the customer at EUB-approved rates. Regulatory credit balances represent amounts billed to the customer at EUB-approved rates in excess of costs incurred by NB Power.

NB Power has the following regulatory balances

Regulatory balances (in millions)	2023/24		2022/23	
	$	%	$	%
PLNGS	610	68	636	62
Petroleos De Venezuela S.A.	142	16	130	13
Energy Supply Cost Variance	199	21	269	26
Electricity Sales and Margin Variance	(85)	(9)	(36)	(3)
Energy Efficiency and Demand Response Deferral Account	31	3	14	1
Allowance for funds used during construction	8	1	8	1
AMI Meter Write Off Deferral	2	-	-	-
Total	907	100	1,021	100
Per cent (decrease) increase year over year		(11)		30

Regulatory Balance - Point Lepreau Nuclear Generating Station Refurbishment

A legislated regulatory balance[1] was created for the replacement energy and OM&A costs incurred during the refurbishment period of PLNGS (March 28, 2008 through November 23, 2012). The refurbishment of PLNGS enables electricity to be provided to future generations of customers. The deferral and amortization of these costs over the life of the Station allows the costs to be matched with the customers that will benefit from the use of the asset. The regulatory balance consists of the period costs of the nuclear division, net of any revenue and the additional costs to supply energy during the period of refurbishment. These amounts are to be recovered over the operating life of the refurbished PLNGS and are to be reflected in the charges, rates and tolls charged to customers.

During 2023/24, $25 million in changes to regulatory balances were charged to earnings. This was comprised of $53 million in amortization, partially offset by $27 million of interest charges.

[1] *Section 139 of the Electricity Act provides for the establishment of this regulatory deferral related to the refurbishment of Point Lepreau Nuclear Generating Station.*

Regulatory Balance – Lawsuit Settlement with Petroleos De Venezuela S.A.

A regulatory balance was created for the purpose of returning the benefit of the lawsuit settlement with Petroleos De Venezuela S.A. (PDVSA) to customers in a levelized manner. The levelized benefit is being paid to customers over 17 years, with 2023/24 having been the final year. NB Power is recovering the depreciation and interest savings over the life of the Coleson Cove Generating Station.

During 2023/24, $11 million in changes to regulatory balances were recognized in earnings. This was comprised of $20 million of a levelized benefit to customers, $6 million of interest charges partially offset by $14 million in amortization and interest savings resulting from the lawsuit settlement.

Regulatory Balance – Energy Supply Cost Variance Account

NB Power has a regulatory balance related to the Energy Supply Cost Variance. On April 1, 2022, amendments to the *Electricity Act* and the introduction of the *Regulatory Variance Accounts and Deferral Account Regulation – Electricity Act* resulted in the establishment of new regulatory variance accounts to track variances between actual and forecasted fuel and purchased power costs incurred to supply in-province customers. Variances are added to the account on a monthly basis along with the interest calculated using the average short-term debt rate. The balance in the account is then recovered or reimbursed to customers through the Variance Account Credit/Charge.

NB Power is required to file annually with the EUB a calculation of the variance account balance for the fiscal period November 1 to October 31, as well as the proposed number of fiscal years over which the balance will be recovered or reimbursed, the proposed amount to be recovered or reimbursed in the next fiscal year and the calculation of the credit/charge by class.

The Energy Supply Cost Variance was submitted to the EUB in December 2023 and the combined Energy Supply Cost and Electricity Sales and Margin Variance will be charged to customers through the Variance Account Charge over a six-year period.

The balance of the Energy Supply Cost Variance Account at March 31, 2024 is $199 million. During 2023/24, ($70) million in changes to regulatory balances were recognized in earnings. This was comprised of ($68) million of variance compared to budget, ($22) million adjustment factor related to the variance account credit reimbursed to customers and, partially offset by a $5 million incentive threshold and interest charges of $15 million. The incentive threshold is a mechanism whereby the first $5 million of variances recorded in the account, whether negative or positive, will not be recovered from or reimbursed to customers.

Regulatory Balance – Electricity Sales and Margin Variance Account

NB Power has a regulatory balance related to the Electricity Sales and Margin Variance. On April 1, 2022, amendments to the *Electricity Act* and the introduction of the *Regulatory Variance Accounts and Deferral Account Regulation – Electricity Act* resulted in the establishment of new regulatory variance accounts to track variances between actual and forecasted in-province electricity sales and out-of-province gross margin. Variances are added to the account on a monthly basis along with the interest calculated using the average short-term debt rate. The balance in the account is then recovered from or reimbursed to customers through the Variance Account Credit/Charge.

NB Power is required to file annually with the EUB a calculation of the Variance Account balance for the fiscal period November 1 to October 31, as well as the proposed number of fiscal years over which the balance will be recovered or reimbursed, the proposed amount to be recovered or reimbursed in the next fiscal year and the calculation of the credit/charge by class.

The Electricity Sales and Margin Variance was submitted to the EUB in December 2023 and the combined Energy Supply Cost and Electricity Sales and Margin Variance will be charged to customers through the Variance Account Charge over a six-year period.

The balance of the Electricity Sales and Margin Variance Account at March 31, 2024 is ($85) million. During 2023/24, ($49) million in changes to regulatory balances were recognized in earnings. This was comprised of ($87) million of variance compared to budget and ($3) million of interest charges, partially offset by a $5 million incentive threshold and $36 million adjustment factor related to the variance account credit reimbursed to customers. The incentive threshold is a mechanism whereby the first $5 million of variances recorded in the account, whether negative or positive, will not be recovered or reimbursed from customers.

Regulatory Balance – Energy Efficiency and Demand Response Deferral Account

On April 1, 2023, amendments to the *Electricity Act* and the new *Regulatory Variance Accounts and Deferral Account Regulation – Electricity Act* took effect. The Act established the requirement for NB Power to create an account that would capture the costs of fulfilling NB Power's responsibilities for the provision of energy efficiency, energy conservation and demand-side management. The costs will be recovered, plus interest, on a straight-line basis over a ten-year period. The deferral and amortization of these costs allows the costs to be matched with expected benefit to the company.

During 2023/24, $17 million in changes to regulatory balances were recognized in earnings. This was comprised of $17 million of qualifying expenditures during the year and $1 million of interest charges, partially offset by $1 million in amortization.

Regulatory Balance – Allowance for Funds Used During Construction

NB Power has a regulatory balance related to Allowance for Funds Used During Construction (AFUDC) for transmission assets. AFUDC represents a notional cost of capital allowance allowed by the regulator to be capitalized into the rate base. It is calculated monthly on capital construction projects and added to the regulatory balance. AFUDC is based on NB Power's weighted average cost of capital and is amortized over the future life of the related assets and is expected to be recoverable through the Open Access Transmission Tariff.

During 2023/24, there were no changes to regulatory balances recognized in earnings.

Regulatory Balance – Meter Write Off Deferral

NB Power has a regulatory balance related to retirement of meters being replaced as part of the Advanced Meter Infrastructure (AMI) project. This deferral account was approved by the EUB on September 4, 2020 and it allows for the write off of remaining net book value to be deferred and amortized over a five-year period.

During 2023/24, $2 million in changes to regulatory balances were charged to earnings.

Capital Resources

NB Power raises its capital through operating activities and through short- and long-term borrowings. NB Power borrows from the Province of New Brunswick in order to take advantage of the Province of New Brunswick's credit rating. NB Power pays an annual debt portfolio fee and interest on short- and long-term debt to the Province of New Brunswick. Interest rates on short-term debt ranged from a low of 4.50 per cent to a high of 5.20 per cent during the year. Interest rates on long-term debt ranged from a low of 1.80 per cent to a high of 6.29 per cent.

Capital resource requirements for NB Power consist primarily of working capital needs, capital expenditures and debt servicing and repayment. NB Power's capital resources consist primarily of cash flow from operations, investments and proceeds from debt issuances. Cash from operations depends on several factors including commodity prices, regulatory decisions relating to electricity rates and the associated timing and recovery of costs incurred to service customers, foreign exchange rates and out-of-province sales.

Cash Flow Highlights

Cash flow highlights (in millions)	2023/24	2022/23	Change
Cash provided by operating activities	$452	$65	$387
Cash used in investing activities	(432)	(540)	108
Cash (used in) provided by financing activities	(13)	426	(439)
Increase (Decrease) in cash	$7	$(49)	$56

Operating activities

Cash provided by operating activities is the cash generated by NB Power's core business activities. These activities include the sale of electricity and miscellaneous revenue less the cost to generate revenue.

Cash provided by operating activities was $452 million in 2023/24, a $387 million increase from 2022/23. The increase in electricity sales and reductions in fuel and purchased power costs resulting from decreased purchase power prices and improved performance at PLNGS and Bayside Generating Station were the primary contributors to increased cash provided by operating activities.

Investing activities

Cash used in investing activities are those cash flows generated or used in the purchase or sale of long-term assets and investments. Utilities are a capital-intensive industry. NB Power continues to invest in its infrastructure to ensure high system reliability. Investments are made to maintain existing generation, transmission and distribution assets and involve replacement and refurbishment activities. A portion of resources is allocated to major projects, including Mactaquac and AMI as well as spending related to expansion of NB Power's core business, driven by customer demand. NB Power also invests in new technologies to ensure the most reliable and efficient electricity grid.

Cash used in investing activities was $432 million in 2023/24, a $108 million or 20 per cent decrease from 2022/23. This decrease is largely the result of lower regular and outage-related expenditures on property, plant and equipment. The 2022/23 results included significant investment in the Bayside Generating Station, which can be seen in improved station performance in the current year.


$432
Investing activities
(in millions of dollars)
600
500
400
300
200
100
0
2023/24
2022/23

Financing activities

Financing activities are the transactions with external parties such as shareholders and creditors and include activities such as changes in debt and sinking fund installments and redemptions. NB Power undertakes these activities to raise capital (short- and long-term borrowings) to fund operations or capital investments.

Financing activities (in millions)	2023/24	2022/23	Change
Proceeds from long-term debt	$499	$677	$(178)
Debt retirements	(300)	(228)	(72)
Decrease in short-term indebtedness	(227)	(62)	(165)
Increase in finance liability	35	-	35
Sinking fund installments	(50)	(46)	(4)
Sinking fund redemptions	37	92	(55)
Repayment of lease liabilities	(7)	(7)	-
Cash (used in) provided by financing activities	$(13)	$426	$(439)

Cash used in financing activities was $13 million in 2023/24, a $439 million decrease from 2022/23 and is largely attributable to repayments of short-term debt and decreased long-term debt issued in the current year.

Capital Management

NB Power's target minimum debt/equity ratio is 80/20 as prescribed in the *Electricity Act*. The Shareholder has mandated that NB Power meet this minimum target by 2029. NB Power is committed to making steady progress toward this goal while also maintaining NB Power's commitment to competitive rates.

Capital management (in millions)	2023/24	2022/23
Long-term debt	$5,239	$4,786
Current portion of long-term debt	50	300
Short-term indebtedness	570	797
Sinking fund receivable	(502)	(474)
Cash	(10)	(3)
Total net debt	$5,347	$5,406
Retained earnings	$509	$502
Accumulated other comprehensive (loss) income (AOCI)	(103)	(168)
Total capital	$5,753	$5,740
Percentage of net debt in capital structure	93%	94%


$5,347
Total net debt
(in millions of dollars)
6,000
5,000
4,000
3,000
2,000
1,000
0
2023/24
2022/23

Factors Impacting Debt

NB Power experienced a $59 million decrease in debt in 2023/24 compared to an increase of $468 million in 2022/23. This is a favourable variance of $527 million and is largely attributable to increased electricity sales and savings in supply costs leading to positive operating earnings above those experienced in recent years. Also contributing to the variance were lower capital investments in 2023/24.

Critical Accounting Policy Changes

Future Changes

Please refer to Note 2(e) of the Consolidated Financial Statements for a listing of new standards to be implemented.

Significant Accounting Estimates and Judgments

Please refer to Note 2(b) and 2(c) of the Consolidated Financial Statements for a listing of NB Power's significant accounting estimates and judgments.

Risk Management

NB Power operates in a complex and changing business environment and faces a number of risks in the fulfillment of its mission and mandate. These include a number of market-driven financial risks, such as energy and commodity prices, as well as operational risks, including safety and environment and strategic risks that pose major challenges to its business. These risks can influence cash flow, earnings and the ability to provide value to stakeholders.

Effective risk management is a necessary and integral part of good business practices. NB Power manages its risks through business-wide systematic, proactive and integrated processes to identify, understand, manage and communicate risks that may impact NB Power's ability to achieve its strategic objectives.

Enterprise Risk Management

Risks are managed through NB Power's enterprise risk management program. Corporate strategy and objectives serve as the foundation of all management activities and as part of the planning process, the Board sets the overall risk appetite and tolerances for the Corporation. The enterprise risk management process employs a consistent methodology across the organization that results in a comprehensive view of risk that is regularly reported to management and the Board. This is supported by continuous, open conversations about risk that allow key individuals to have a shared understanding of internal and external factors that can negatively impact NB Power's objectives. Risks that could prevent achieving organizational objectives are identified, evaluated and managed through periodic risk assessments and the implementation of response plans and process controls for high-priority risks.

By embedding risk management techniques in day-to-day operations, NB Power is better equipped to identify risks affecting its goals and to manage risks in ways that are consistent with the company's strategy.

Financial Risk Management

Market-driven financial risk is managed through NB Power's financial risk management policies, which are focused on those areas that most significantly impact profitability and cash flow. NB Power undertakes financial risk management activities where possible, including through the use of physical and financial instruments like forward purchase contracts to help improve the predictability of the underlying costs related to activities or sources of risk that include but are not limited to

- generation and purchasing of energy and renewable energy credits
- procurement of fuel and related transport
- foreign exchange and commodity price variability
- interest rate variability
- default on contractual obligations by counterparties
- undertaking of unauthorized financial risk
- inappropriate or invalid financial risk management models

Top Corporate Risks

NB Power evaluates its top corporate risks periodically and the risks do change over time. The following section explains the top 12 corporate risks.

Financial sustainability

NB Power has a legislative requirement to meet a minimum debt to equity capital structure of 80/20. The mandate from the Shareholder is to do so by 2029. NB Power's lack of progress has raised the concern of the province's Auditor General and the provincial government's credit rating agencies. If NB Power does not make meaningful progress toward improving its capital structure, then NB Power's ability to remain a financially viable organization will be challenged. The resulting impact would be potential downgrading of the province's credit rating, increasing borrowing costs and impeding future investment options in critical infrastructure like the Mactaquac Generation Station.

Financial sustainability will be achieved by employing a multi-faceted approach to increasing free cash flow. The approach includes implementing aggressive cost optimization changes based on a review conducted by PwC, leading class investment and capital governance, appropriate rate increases to cover costs and meet debt/equity targets, the use of regulatory deferrals to recover prudently incurred costs and competitive in and out-of-province market opportunities. In addition, alternative approaches to the on-going financing of existing assets and future investment requirements will be explored along with strategic partnerships.

Climate change

If uncertainty around climate change regulations and policies persists, then NB Power is at risk of making sub-optimal investment and operational decisions on behalf of customers.

NB Power is focused on implementing a new strategic plan to increase its industry leading emissions reductions and intends to achieve a net-zero electric system by 2035. Changing policies under the federal government's actions to regulate utilities to net-zero and the provincial government's action for a clean electricity strategy are presenting risks and uncertainties with large financial consequences that NB Power must navigate.

As such, and guided by its new strategic direction, NB Power has implemented a renewed approach to integrated resource planning that includes different pathways to achieve net-zero and better incorporates an uncertain world. This approach will provide more robust plans that would assist in determining the role of Mactaquac, small modular reactors (SMRs), additional renewable energy projects and new transmission, while also exploring the potential of a clean replacement fuel for the Belledune Generating Station.

In addition, integrated resource planning will include varying levels of electrification and its impact on electric demand, such as the pace of electric vehicle adoption, which is also affected by policies under development. The results of the Integrated Resource Plan will help inform the necessary actions, and costs, that need to be taken. This information reduces uncertainty and helps unlock additional funding opportunities and partnerships to assist in the transition.

Digital transformation

Digital transformation refers to the process of leveraging digital technologies and capabilities to enable business model changes and transformation. Digitization puts technology at the forefront of business value creation. NB Power is transforming, driven by a desire to meet customers' evolving expectations while placing the utility in a stronger financial position and continuing the path to greener energy. If NB Power does not make a concerted effort to accelerate digital transformation, it will not meet its business transformation goals outlined in its strategic plan. Technology is a critical enabler.

NB Power must adapt its organizational structure to reach a higher level of information technology (IT) business engagement. The goal is to shift away from an organizational design focused on responding to demand to a design that drives demand for transformation. This shift from focusing on back-end IT capabilities to front-office IT capabilities will take many years to accomplish.

To achieve these transformational goals, NB Power will mature its information and technology operating model to match the digital ambitions by focusing on talent, organizational structure, sourcing and partnerships. Throughout the transformation of the operating model, NB Power's Digital Technology organization will support the business transformation goals of the rest of the Corporation in support of the strategic plan.

Emerging markets

Customers' expectations of their electric utility are evolving as they electrify their transportation needs, procure green energy sources and demand greater self-reliance and resiliency of their electricity supply. NB Power's culture, policies, rates and offerings must evolve and remain relevant to our customers in order to grow revenue and take advantage of opportunities to serve customers in new ways.

NB Power tracks developments in technology and movements in the industry to ensure our corporate positions and plans remain valid and are timed accordingly. Continually assessing the state of the market and the readiness of our organization will ensure NB Power is nimble and flexible to serve customers in these emerging markets.

Customer satisfaction

As the industry transforms and competitive pressures increase, NB Power must deliver competitively superior products, services and experiences to retain customers and maintain its reputation.

NB Power is focused on building a culture that is dedicated to delivering exceptional service, both internally and externally, improving existing customer experiences to meet their expectations in today's world and building customer preference for NB Power through meaningful programs and leading-class experiences. This transformation will be supported by a recently established Customer Experience Council with members drawn from various areas across the business.

Indigenous relations

Support from New Brunswick's Indigenous communities is critical to NB Power's current and ongoing operation of assets and is required for the successful completion of key projects such as Mactaquac, SMRs and renewable energy projects, including regulatory approvals and permitting.

NB Power values its relationships with New Brunswick's Indigenous communities and endeavours to take a consistent, all-inclusive approach to establishing and maintaining those relationships to ensure all issues are heard and understood. As such, NB Power remains current on First Nations land claims and the potential impact they could have on NB Power and works with Indigenous communities to support the ongoing operation of assets located on the land. As well, NB Power representatives meet regularly with consultative bodies from the First Nations and officials from the Government of New Brunswick to discuss major initiatives and respond to any questions or concerns.

Employee engagement

Engaged employees are more likely to perform tasks efficiently with better outcomes and are committed to achieving NB Power's objectives. Those employees who are disengaged do not feel a sense of loyalty or commitment to the organization. They often show a lack of interest in their work, do not really care about the work of the organization and appear uninterested in making improvements or working collaboratively with others. An increase in employee disengagement puts the organization at risk of not meeting business plans, targets and long-term objectives.

NB Power's business is changing due to industry trends such as the expansion of distributed energy resources, changing customer expectations, environmental regulations and the increasing use of technology and automation. As NB Power transitions, the workforce will similarly evolve and NB Power must keep employees engaged at all stages of their careers and as they learn skills to enable them to move into new roles.

NB Power's employee strategy is to Create a Thriving Workforce, which includes fostering a culture of transparency, caring and respect, developing highly effective people-leaders, supporting employee safety and well-being, promoting continuous learning and growth and establishing a set of company values that will connect with employees and motivate the entire workforce in achieving NB Power's objectives.

Cybersecurity

Cybersecurity issues are a day-to-day struggle for businesses around the world and instances of hacked and breached data from corporate systems are increasingly common. NB Power relies on information and operational technologies to conduct its business and these systems need to be maintained and secured.

The risk of attack for NB Power is increasing, as it is for other businesses, due to the increasing reliance on information communication technology and the sophistication of people trying to gain access to data. As critical infrastructure, NB Power is a target of nation-state actors who are well-funded and highly skilled. NB Power carries cyber insurance to mitigate the financial impact in the event a breach occurs.

NB Power has a dedicated and well-trained cybersecurity team that is focused on protecting NB Power's systems. Part of that work includes educating all employees about the risk of cyberattack through mandatory training and continuous testing. The Corporation's security perimeter is robust and continues to be strengthened through periodic reviews from third parties that are aimed at identifying gaps. NB Power also collaborates with industry and academia, which helps to inform the utility's approach to cybersecurity.

NB Power trains all staff in the safe and appropriate use of technology related to their roles. All NB Power employees are required to complete cybersecurity training on an annual basis and the Corporation routinely assesses training effectiveness and awareness through the use of continuous phishing testing.

Point Lepreau Nuclear Generating Station reliability

The safe and reliable operation of PLNGS is critical to NB Power's financial and environmental performance. The operation of a nuclear facility is complex and has a significant amount of regulatory oversight on all aspects of the operation to ensure the necessary processes and behaviours are in place for the safe and reliable operation of the Station. NB Power aspires to be a world-class nuclear operator and welcomes interactions with regulators, professional organizations and peers.

Some major PLNGS equipment has run well beyond its design life of typically 30 years. That potentially can cause a major outage due to sudden failure. A lack of critical spare components has amplified this risk.

A strategy for the replacement of key components has been developed that will decrease the risk to PLNGS as components are replaced over the next several years. The strategy has been embedded in outage plans, long-term asset management activities and budgets. Risk is also being mitigated through the online monitoring of certain equipment and the procurement of critical spare components.

Thermal generation reliability

NB Power has a diverse mix of generation resources and power purchase agreements. A large portion of NB Power's generation infrastructure was installed in the 1950's, 60's and 70's and is coming due for replacement or refurbishment. NB Power's generation system comprises base-loaded facilities that run year-round as well as units that typically operate only on the coldest days of winter when New Brunswick experiences periods of high (peak) energy consumption. It is critical that all generating facilities operate reliably to ensure NB Power can meet energy demand.

NB Power has been focusing on improving the management of planned and unplanned outages, improving visibility on areas of generation reliability risk, enhancing asset condition and performance assessments and executing key capital and maintenance investments.

Global energy crisis

The global energy crisis led to a sharp increase in fuel and purchased power costs, creating rate pressures and impeding debt reduction, but has since abated to a degree. Although energy prices have declined from their highs, they are still somewhat elevated compared to pre-pandemic levels and are expected to display a high level of volatility for the foreseeable future.

NB Power can limit its exposure to high-cost market-based energy by ensuring the reliability of its diverse mix of generation options to provide flexibility in mitigating short-term market changes and optimizing the generation mix. Implementing effective inventory management, following rigorous financial risk management practices and monitoring and responding to short-term out-of-province sales opportunities driven by temporary changes in volatile conditions are additional ways NB Power can limit its exposure.

Supply chain

Global events including geo-political unrest, cumulative supply chain issues, COVID-19 and extreme weather events have disrupted global and local supply chains. The disruptions are driving price increases, greater uncertainty around near-term delivery schedules, longer lead times and shortages of some materials and services. These issues have negatively impacted costs and planned work schedules that without proper mitigation activities could have a material impact on NB Power.

NB Power has been proactively working with suppliers to ensure the continuing supply of materials and services, securing alternative suppliers where necessary, communicating with operations to assist with planning and mitigation activities, reviewing stock level strategies and pre-ordering where prudent. These mitigation activities have been successful in preventing any serious supply disruptions.

Consolidated Financial Statements

KPMG LLP
Frederick Square
77 Westmorland Street, Suite 700
Fredericton, NB E3B 6Z3
Canada
Telephone 506 452 8000
Fax 506 450 0072

INDEPENDENT AUDITOR'S REPORT

To the Honourable Brenda Murphy,
Lieutenant-Governor of New Brunswick
Fredericton, New Brunswick

Your Honour,

Opinion

We have audited the consolidated financial statements of New Brunswick Power Corporation (the Entity), which comprise:

- the consolidated statement of financial position as at March 31, 2024
- the consolidated statement of earnings for the year then ended
- the consolidated statement of comprehensive income for the year then ended
- the consolidated statement of changes in equity for the year then ended
- the consolidated statements of cash flows for the year then ended
- and notes to the consolidated financial statements, including a summary of material accounting policy information

(Hereinafter referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of the Entity as at March 31, 2024, its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with IFRS Accounting Standards.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the ***"Auditor's Responsibilities for the Audit of the Financial Statements"*** section of our auditor's report.

We are independent of the Entity in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. Other information comprises:

- the information included in Management's Discussion and Analysis.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit and remain alert for indications that the other information appears to be materially misstated.

We obtained the information included in Management's Discussion and Analysis as at the date of this auditor's report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditor's report.

We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Entity's ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Entity or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Entity's financial reporting process.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

  The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Entity to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

KPMG LLP

Chartered Professional Accountants

Fredericton, Canada

June 19, 2024

Énergie NB Power | the power of possibility | débordant d'énergie

REPORT OF MANAGEMENT

The consolidated financial statements of New Brunswick Power Corporation (NB Power) are the responsibility of management and have been prepared in accordance with International Financial Reporting Standards. The preparation of financial statements necessarily involves the use of estimates based on management's best judgment, particularly when transactions affecting the current period cannot be finalized with certainty until future periods. In management's opinion, the consolidated financial statements have been properly prepared within the framework of selected accounting policies summarized in the consolidated financial statements and incorporate, within reasonable limits of materiality, information available up to May 31, 2024. The financial information presented in the Management's Discussion & Analysis (MD&A) and elsewhere in this report is consistent with that in the consolidated financial statements.

Management maintains appropriate systems of internal control which provide reasonable assurance that NB Power's assets are safeguarded and appropriately accounted for, that financial records are relevant, reliable and accurate, and that transactions are executed in accordance with management's authorization. This system includes corporate-wide policies and procedures, as well as the appropriate delegation of authority and segregation of responsibilities within the organization. An internal audit function independently evaluates the effectiveness of these controls on an ongoing basis and reports its findings to management and the Audit and Finance Committee of the Board of Directors.

The Board of Directors, through the Audit and Finance Committee, is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Audit and Finance Committee consists entirely of outside Directors. At regular meetings, the Committee reviews audit, internal control and financial reporting matters with management, the internal auditors and the external auditors to satisfy itself that each is properly discharging its responsibilities. The financial statements and the Independent Auditor's Report have been reviewed by the Audit and Finance Committee and have been approved by the Board of Directors. The internal and external auditors have full and open access to the Audit and Finance Committee with and without the presence of management.

The consolidated financial statements have been examined by KPMG LLP. The external auditor's responsibility is to express its opinion on whether the consolidated financial statements are fairly presented in accordance with International Financial Reporting Standards.

On behalf of management

NEW BRUNSWICK POWER CORPORATION

President and Chief Executive Officer	CFO & SVP Corporate Services and Major Projects
Lori Clark	Darren Murphy
June 19, 2024	June 19, 2024

NEW BRUNSWICK POWER CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts are expressed in millions of Canadian dollars except where indicated)

March 31	Note	2024	2023
Assets			
Current			
Cash		$ 10	$ 3
Accounts receivable	5	412	504
Materials, supplies and fuel	6	326	296
Prepaid expenses		25	21
Derivative assets	28	29	34
Total current assets		802	858
Non-current assets			
Property, plant and equipment	7	4,810	4,670
Intangible assets	8	51	56
Nuclear decommissioning and used fuel management funds	9	941	897
Sinking fund receivable	10	502	474
Derivative assets	28	56	105
Non-current prepaid expenses		18	19
Other assets		-	1
Total non-current assets		6,378	6,222
Total assets		7,180	7,080
Regulatory balances	11	907	1,021
Total assets and regulatory balances		$ 8,087	$ 8,101

The accompanying notes form part of the consolidated financial statements

NEW BRUNSWICK POWER CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts are expressed in millions of Canadian dollars except where indicated)

March 31	Note	2024	2023
Liabilities and equity			
Current liabilities			
Short-term indebtedness	12	$ 570	$ 797
Accounts payable and accrued liabilities		409	459
Deferred revenue		4	20
Accrued interest on short and long-term debt		30	30
Current portion of long-term debt	13	50	300
Current portion of lease liabilities	14	7	5
Derivative liabilities	28	57	185
Total current liabilities		1,127	1,796
Non-current liabilities			
Long-term debt	13	5,239	4,786
Lease liabilities	14	39	32
Decommissioning and used fuel management liabilities	16	1,069	987
Post-employment benefits	17	99	101
Provisions for other liabilities and charges	18	66	60
Finance liability	19	35	-
Derivative liabilities	28	7	5
Total non-current liabilities		6,554	5,971
Total liabilities		7,681	7,767
Shareholder's equity			
Accumulated other comprehensive (loss)		(103)	(168)
Retained earnings		509	502
Total equity		406	334
Total liabilities and equity		$ 8,087	$ 8,101

On behalf of New Brunswick Power Corporation

Chair

President and Chief Executive Officer

The accompanying notes form part of the consolidated financial statements

NEW BRUNSWICK POWER CORPORATION
CONSOLIDATED STATEMENT OF EARNINGS

(Amounts are expressed in millions of Canadian dollars except where indicated)

For the year ended March 31	Note	2024	2023
Revenue			
Sales of electricity			
In-province	20	$1,606	$1,543
Out-of-province	20	1,268	1,245
Miscellaneous	21	94	139
		2,968	2,927
Expenses			
Fuel and purchased power	22	1,589	1,984
Operations, maintenance and administration	23	622	576
Depreciation and amortization	24	354	351
Taxes	25	49	50
		2,614	2,961
Operating earnings (loss)		354	(34)
Finance costs	26	(309)	(280)
Sinking funds and other investment income		15	21
Mark-to-market of fair value through profit and loss investments	28	61	16
Net earnings (loss) before changes in regulatory balances		121	(277)
Net changes in regulatory balances	11	(114)	234
Net earnings (loss)		$ 7	$ (43)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Amounts are expressed in millions of Canadian dollars except where indicated)

For the year ended March 31		2024	2023
Net earnings (loss)		$ 7	$ (43)
Other comprehensive income			
Items that may be reclassified subsequently to earnings			
Net unrealized (loss) on derivatives designated as cash flow hedges	28	(232)	(475)
Amortization of interest settlement		2	2
Reclassification to earnings of settled derivatives designated as cash flow hedges	28	294	127
		64	(346)
Items that will not be reclassified to earnings			
Net actuarial gain on post-employment benefits	17	1	7
Other comprehensive income (loss)		65	(339)
Total comprehensive income (loss)		$ 72	$ (382)

The accompanying notes form part of the consolidated financial statements

NEW BRUNSWICK POWER CORPORATION
CONSOLIDATED STATEMENT OF EQUITY

(Amounts are expressed in millions of Canadian dollars except where indicated)

	Accumulated other comprehensive income (AOCI)					
	Cash flow hedges (Note 28)	Amortization of interest settlement	Post-employment benefits actuarial (losses) gains (Note 18)	AOCI	Retained earnings	Total equity
Balance, April 1, 2022	$ 267	$ (34)	$ (62)	$ 171	$ 545	$ 716
Net (loss) for the year	-	-	-	-	(43)	(43)
Other comprehensive loss	(348)	2	7	(339)	-	(339)
Balance, March 31, 2023	(81)	(32)	(55)	(168)	502	334
Net earnings for the year	-	-	-	-	7	7
Other comprehensive income	62	2	1	65	-	65
Balance, March 31, 2024	$ (19)	$ (30)	$ (54)	$ (103)	$ 509	$ 406

The accompanying notes form part of the consolidated financial statements

NEW BRUNSWICK POWER CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts are expressed in millions of Canadian dollars except where indicated)

For the Year Ended March 31	Note	2024	2023
Operating activities			
Cash receipts from customers and counterparties		$ 3,054	$ 2,809
Cash paid to suppliers and employees		(2,348)	(2,506)
Customer contributions	18	9	6
Post-employment benefits	17	(6)	(16)
Interest paid		(258)	(230)
Interest received		1	2
Cash provided by operating activities		452	65
Investing activities			
Expenditures on property, plant and equipment and intangibles, net of proceeds		(421)	(527)
Used fuel management and decommissioning fund net withdrawals		16	-
Cash expenditures on decommissioning	16	(27)	(13)
Cash (used in) investing activities		(432)	(540)
Financing activities	27		
Proceeds from long-term debt issuances	13	499	677
Debt retirements	13	(300)	(228)
Decrease in short-term indebtedness	12	(227)	(62)
Increase in finance liability	19	35	-
Sinking fund installments	10	(50)	(46)
Sinking fund redemptions	10	37	92
Repayment of lease liabilities	14	(7)	(7)
Cash (used in) provided by financing activities		(13)	426
Net cash inflow (outflow)		7	(49)
Cash, beginning of year		3	52
Cash, end of year		$ 10	$ 3

The accompanying notes form part of the consolidated financial statements

NEW BRUNSWICK POWER CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended March 31, 2024

(Amounts are expressed in millions of Canadian dollars except where indicated)

1. DESCRIPTION OF BUSINESS

New Brunswick Power Corporation (NB Power) was established in the Province of New Brunswick in 1920, it is a subsidiary of New Brunswick Power Holding Corporation (NB Power Holding), a provincially owned Crown Corporation. NB Power generates, purchases, transmits, distributes and sells electricity and operates under the mandate and authority of the *New Brunswick Electricity Act*. The *New Brunswick Electricity Act* gives the New Brunswick Energy and Utilities Board (EUB) the power to regulate NB Power to ensure customers receive safe, reliable energy services at fair rates and the Province, as shareholder, is afforded a reasonable opportunity to earn a fair return on investment. NB Power has one wholly owned subsidiary, New Brunswick Energy Marketing Corporation (NB Energy Marketing). NB Energy Marketing, also a provincial Crown Corporation, conducts energy trading activities in markets outside of New Brunswick. Its mandate is to purchase electricity to serve load in New Brunswick and outside New Brunswick and to market excess energy generated to other jurisdictions. The financial results of NB Energy Marketing are included in the consolidated financial statements of NB Power.

NB Power and NB Energy Marketing's head offices are located in Fredericton, New Brunswick.

As provincial Crown Corporations, NB Power and NB Energy Marketing are not subject to federal and provincial income taxes.

2. BASIS OF PREPARATION

NB Power's annual audited consolidated financial statements have been prepared in accordance with IFRS Accounting Standards. These consolidated financial statements have been prepared on the historical cost basis except for derivative instruments (Note 28), the nuclear decommissioning and used fuel management funds (Note 9) and the post-employment benefits (Note 17) where the net defined benefit (asset) liability is the fair value of plan assets less present value of the defined benefit obligation. These consolidated financial statements are presented in millions of Canadian dollars, which is the functional currency of NB Power. These consolidated financial statements were authorized for issue by the Board of Directors on June 19, 2024.

a. Assumptions and estimation uncertainty

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the

- application of accounting policies,
- reported amounts of assets and liabilities at the date of the financial statements,
- reported amounts of revenue and expenses during the reporting period, and
- disclosure of contingent assets and liabilities.

Actual results could differ from the estimates.

Estimates and assumptions are reviewed on an ongoing basis. Any revisions to these estimates or assumptions are recognized in the period of the change and any future period as applicable.

2. BASIS OF PREPARATION (CONTINUED)

b. Estimates

The following lists the notes that refer to the significant estimates.

Note reference	Estimate
Note 3.b	Recognition, measurement and recovery of regulatory balances
Note 3.d	Estimation of useful life of property, plant and equipment
Note 3.g	Recognition and measurement of decommissioning and used fuel management liabilities
Note 3.h	Measurement of defined benefit obligations: key actuarial assumptions
Note 3.i	Recognition and measurement of provisions and contingencies
Note 3.j	Measurement of unbilled revenue
Note 3.n	Financial instruments: fair value measurement

c. Judgments

The following lists the notes where judgment is applied in accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements.

Note reference	Judgment
Note 3.d	Property, plant and equipment: capitalization of costs
Note 3.m	Leases: whether an arrangement contains a lease and lease classification

d. New standards and interpretations adopted

IAS 1 - Presentation of Financial Statements and IFRS Practice Statement 2

The IASB issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2. The amendments help companies provide useful accounting policy disclosures. The key amendments include requiring companies to disclose their material accounting policies rather than their significant accounting policies; clarifying that accounting policies related to immaterial transactions, other event or conditions are themselves immaterial and as such need not be disclosed; and clarifying that not all accounting policies that relate to material transactions, other events or conditions are themselves material to a company's financial statements.

NB Power has updated its material accounting policies disclosures accordingly in its consolidated financial statements.

2. BASIS OF PREPARATION (CONTINUED)

d. New standards and interpretations adopted (Continued)

IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors
The IASB issued amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The amendments introduce a new definition for accounting estimates, clarifying that they are monetary amounts in the financial statements that are subject to measurement uncertainty. The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy.

The adoption of the amendments did not have a material impact on the consolidated financial statements.

e. New standards and interpretations not yet adopted

New standards, amendments to standards and interpretations not yet effective at March 31, 2024 and have not been applied in the preparation of the March 31, 2024 consolidated financial statements are summarized in the following table.

Standard	Effective date
IAS 1 Presentation of Financial Statements	April 1, 2024
IFRS 16 Leases	April 1, 2024
IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures	April 1, 2024

The IASB issued amendments to IAS 1 Presentation of Financial Statements. The amendments relate to the classification of liabilities as current or non-current. Specifically, the amendments clarify one of the criteria for classifying a liability as non-current is the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period.

The IASB issued further amendments to IAS 1 Presentation of Financial Statements. The amendments affect only the presentation of liabilities in the balance sheet and seek to clarify that the classification of liabilities as current or non-current should be based on the rights that are in existence at the end of the reporting period. Further, the amendments make clear that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability and that the settlement of a liability refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

2. BASIS OF PREPARATION (CONTINUED)

e. New standards and interpretations not yet adopted (Continued)

The IASB also issued amendments to IFRS 16 Leases. The amendments introduce a new accounting model which impacts how a seller-lessee accounts for variable lease payments that arise in a sale-and-leaseback transaction. The amendments clarify that on initial recognition, the seller-lessee includes variable lease payments when it measures a lease liability arising from a sale-and-leaseback transaction. Following initial recognition, the seller-lessee applies the general requirements for subsequent accounting of the lease liability such that it recognizes no gain or loss relating to the right of use it retains.

The IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures. The amendments introduce two new disclosure objectives for a company to provide information about its supplier finance arrangements that would enable users to assess the effects of these arrangements on the company's liabilities and cash flows, and the company's exposure to liquidity risk.

NB Power does not expect these amendments to have a material impact on the financial statements.

3. MATERIAL ACCOUNTING POLICIES

This describes the material accounting policies used in preparing the consolidated financial statements.

a. Basis of consolidation

Subsidiary

NB Power's consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiary, New Brunswick Energy Marketing Corporation. All inter-company transactions and balances have been eliminated on consolidation.

b. Rate regulation

NB Power has adopted IFRS 14 as at March 31, 2016. Under IFRS 14, regulatory balances are recognized for rate setting and financial reporting purposes if the EUB approves the regulatory treatment or if management believes the regulatory treatment is probable.

Regulatory debit balances are recognized if it is probable that future billings in an amount at least equal to the deferred costs will result from inclusion of that cost in allowable costs for rate-making purposes. The regulatory debit balances are assessed on an ongoing basis for recoverability and should management no longer consider it probable that an asset will be recovered, the deferred costs are charged to earnings in that period.

c. Materials, supplies and fuel inventory

Inventories are measured at the lower of cost or net realizable value. Inventories of materials, supplies, and fuel other than nuclear fuel are recorded at average cost. Nuclear fuel is recorded at cost using the first-in, first-out method. The cost of inventory includes directly attributable costs of bringing the inventory to the location and condition necessary to be used.

Renewable energy credits are measured at the lower of average cost and net realizable value. Qualifying renewable energy projects receive renewable energy credits for the generation and delivery of renewable energy. These credits can be traded and are primarily sold under fixed contracts. Revenue for these contracts is recognized at a point in time, upon generation of the associated electricity. Any credits generated above contracted amounts are held in inventory, with the offset recorded as a decrease in operating expenses.

3. MATERIAL ACCOUNTING POLICIES (CONTINUED)

d. Property, plant and equipment

Property, plant and equipment (PP&E) is measured at cost. If significant parts of PP&E have different useful lives they are recorded as separate components of PP&E.

Cost of additions

The cost of additions to PP&E includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes expenditures that are directly attributable to the construction of the asset including

- contracted services,
- direct labour and material,
- borrowing costs on qualifying assets,
- estimated costs of decommissioning,
- estimated costs of the removal of used nuclear fuel,
- corporate overhead directly attributable to the constructed asset, and
- other expenses directly related to capital projects,

less

- government grants.

Major inspections and overhauls

NB Power incurs costs at its generating stations for major inspections and overhauls. These costs are capitalized if they are considered qualifying capital and occur in regular intervals of at least two years. They are capitalized as separate components and depreciated over the period to the next major inspection or overhaul. Day-to-day maintenance costs are expensed as incurred.

Right-of-use assets

The right-of-use assets represent the right to use the underlying asset. Right-of-use assets are measured at cost, which is based on the initial amount of the lease liability in addition to various adjustments. The right-of-use assets are subsequently depreciated over the earlier of the end of the useful life of the asset or the related lease term.

Borrowing costs on qualifying assets

Interest is capitalized if a project is six months or longer in duration. Borrowing costs are calculated monthly based on the weighted average cost of general borrowings.

(Amounts are expressed in millions of Canadian dollars except where indicated)

3. MATERIAL ACCOUNTING POLICIES (CONTINUED)

d. Property, plant and equipment (Continued)

Subsequent expenditures

NB Power assesses subsequent expenditures related to PP&E to determine if they are capital or operating in nature. Subsequent expenditures are capitalized if they increase the future economic benefits of the asset.

Depreciation

Depreciation is provided for all assets on a straight-line basis over the estimated useful life of each component of PP&E.

Estimated service lives

The estimated service lives of PP&E are reviewed annually and any changes are applied prospectively.
The following are the major categories of PP&E and estimated service lives.

Assets	Years
Nuclear generating station	4 - 57
Hydro generating stations	4 - 100
Thermal generating stations	2 - 64
Combustion turbine generating stations	10 - 40
Transmission system	14 - 70
Terminals and substations	15 - 62
Distribution system	10 - 53
Buildings and properties	20 - 54
Computer systems	6
Motor vehicles	8 - 21
Miscellaneous assets	15

Derecognition

A component of PP&E is derecognized when it is taken out of service or if there is no future economic benefit expected from its use. When a component is derecognized the cost and accumulated depreciation are written off with the gain or loss on disposal recognized as depreciation expense.

Impairment

NB Power evaluates its PP&E annually to assess indicators of potential impairment. If impairment is identified, an impairment loss will be recognized in earnings equal to the amount by which the carrying amount exceeds the recoverable amount.

3. MATERIAL ACCOUNTING POLICIES (CONTINUED)

e. Intangible assets

Intangible assets are measured at cost and amortized over their estimated useful lives.

Assets	Years
Nepisiguit Falls (statutory right)	50
Software	6
Other	6 - 20

f. Long-term debt

Long-term debt is measured at amortized cost using the effective interest method. The estimated fair value of the long-term debt is disclosed in Note 28 using market values or estimates of market values based on debt with similar terms and maturities. The unamortized balance of the discounts and premiums are included in long-term debt and amortized over the term of the debt issue to which they pertain on an effective interest basis.

g. Decommissioning liabilities

Assets for which decommissioning liabilities are, or could be, recorded primarily include generation assets and used nuclear fuel.

For the generation assets, the anticipated future costs are based on detailed studies that take into account various assumptions regarding:

- the method and timing of dismantling the generating stations,
- estimates of inflation rates in the future.

NB Power reviews such calculations annually for

- potential developments in the decommissioning technologies, and
- changes in the various assumptions and estimates inherent in the calculations.

The estimated present values of the costs of decommissioning the generating stations at the end of their useful lives have been recognized as a liability as at March 31, 2024. The liability accounts are charged for current expenditures incurred related to plant decommissioning. Accretion expense is calculated using NB Power's credit adjusted risk-free rate, and classified as finance costs.

For used nuclear fuel, the calculations of the anticipated future costs are based on detailed studies that take into account various assumptions regarding

- the cost of transporting nuclear material to permanent storage facilities, and
- estimates of inflation rates in the future

NB Power reviews such calculations annually due to

- potential developments in the used nuclear fuel management technologies, and
- changes in the various assumptions and estimates inherent in the calculations

3. MATERIAL ACCOUNTING POLICIES (CONTINUED)

g. Decommissioning liabilities (Continued)

The Nuclear Waste Management Organization was established by the *Nuclear Fuel Waste Act*. The methodology used by NB Power to calculate the liability for used nuclear fuel management is consistent with the Nuclear Waste Management Organization's recommendations as approved by Natural Resources Canada.

<u>Costs recognized as liabilities</u>

The estimated present values of the following costs have been recognized as a liability as at March 31, 2024, the

- fixed-cost portion of used nuclear fuel management activities, which is required regardless of the volume of fuel consumed, and
- variable-cost portion of used nuclear fuel management activities to take into account actual fuel volumes incurred up to March 31, 2024

The liability for used nuclear fuel management is increased for the cost of disposing the nuclear fuel bundles used each year with the corresponding amounts charged to operations through fuel expense. The liability accounts are charged for current expenditures incurred related to used nuclear fuel management.

Accretion is

- calculated using NB Power's credit adjusted risk-free rate and a duration spread to take into consideration the long-term nature of these liabilities, and
- classified as finance costs.

Other hydro generating stations, transmission and distribution assets

Without additional capital improvements, the Mactaquac Generating Station is expected to reach the end of its service life in 2030. NB Power has proposed a capital project that will help ensure the station can operate to its intended 100-year lifespan to 2068 with the possibility of even further life extension. This will involve a modified approach to maintenance and adjustments and replacement of equipment over time, therefore there is no established end of life and as a result no liability.

NB Power expects to use the majority of its other hydro generating stations, transmission and distribution assets for an indefinite period of time, and with either maintenance efforts or rebuilding, the assets are expected to be used for the foreseeable future. As a result, the present value of any obligation is immaterial. If, at some future date, it is determined that a particular asset will not meet this perpetuity assumption, it will be reviewed to determine whether an estimable decommissioning liability exists, at which time an obligation would be recorded.

NB Power will record a decommissioning liability if a constructive or legal obligation arises, for these hydro generating stations, transmission and distribution assets.

h. Post-employment benefits

NB Power’s post-employment programs include

- New Brunswick Public Service Pension Plan (NBPSPP),
- retirement allowance program,
- early retirement program, and
- other long-term benefits.

3. MATERIAL ACCOUNTING POLICIES (CONTINUED)

h. Post-employment benefits (Continued)

NB Power employees are members of the NBPSPP.

The NBPSPP was established on January 1, 2014 for the employees of the Province of New Brunswick, its crown corporations and provincial agencies. Contributions are made by both participating employers and the employees and these are generally fixed; however, base benefits are not guaranteed. The NBPSPP is a multi-employer, shared risk plan. The plan assets and liabilities are not segregated in separate accounts for each member entity. Since it is not practicable or feasible to obtain all of the information required for a materially precise attribution of NB Power's portion of the obligation, NB Power uses defined contribution accounting to account for its portion of the NBPSPP.

The remaining plans are unfunded post-employment plans and are only funded in the year the expenditures are made. NB Power uses defined benefit accounting to account for these plans.

The post-employment benefit obligations are determined by actuarial valuations. The valuations use assumptions to determine the present value of the defined benefit obligations. The key assumptions are

- determined at March 31,
- based on market interest rates of high-quality corporate bonds, that match the timing of the expected benefit payments, and
- management's best estimate on salary and wage projections to expected retirement dates.

Current service costs are charged to earnings as an operations, maintenance and administration (OM&A) expense. Interest expense is calculated by applying the same discount rate as used to measure the defined benefit obligation. Net interest is charged to finance costs. Actuarial gains and losses on the long-term disability plan are recognized in net earnings. The gains and losses on the remaining post-employment benefit programs are recognized in other comprehensive income. A curtailment occurs if there is a significant reduction in the benefits related to future service. A curtailment is recognized when the event giving rise to the change has occurred.

i. Provisions

A provision is recognized if NB Power has a present legal or constructive obligation as a result of a past event, it can be measured reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions that are long-term in nature are measured at their present value by discounting the expected future cash flows using NB Power's credit adjusted risk-free rate.

The customer contributions, which represent NB Power's obligation to continue to provide the customers access to the supply of electricity, are recognized in earnings, as miscellaneous revenue on a straight-line basis over the estimated lives of the contracts with customers. Refundable contributions are recorded in current liabilities until such time they are no longer refundable.

3. MATERIAL ACCOUNTING POLICIES (CONTINUED)

j. Revenue

Performance obligation and revenue recognition policy

In-province electricity sales

In-province electricity sales are deemed to have a single performance obligation as they represent a series of distinct goods that are substantially the same and that have the same pattern of transfer to the customer. These performance obligations are considered to be satisfied over time as electricity is transferred and used by the customer and measured using meters. Revenue recognition is based on the volume delivered to the customer and prices are based on a cost-of-service model which is reviewed and approved by the EUB.

Out-of-province electricity sales

Out-of-province electricity sales are recognized on a daily basis as the energy is transferred and used by customers and are based on either market price at the time of sale or contract prices for long-term contracts.

Miscellaneous revenue

Sales of natural gas

Sales are recognized as the natural gas is delivered to the customer and are based on the market price at the time of the sale.

Customer contributions

Customer contributions are recorded in the consolidated financial statements in provisions for other liabilities and charges and are recognized in earnings, as miscellaneous revenue on a straight-line basis over the estimated lives of the contracts with customers. When contracts with customers are perpetual and the related contributed asset is used to provide ongoing goods or services to customers, the life of the contract is estimated to be equivalent to the economical useful life of the asset to which the contribution relates. Refundable contributions are recorded in current liabilities until such time they are no longer refundable.

k. Government grants

Government grants are received to compensate for certain types of expenditures incurred. These grants are offset against expenses during the period in which the expense is recognized. Government grants related to PP&E are classified in PP&E and depreciated over the life of the related asset.

3. MATERIAL ACCOUNTING POLICIES (CONTINUED)

l. Foreign exchange transactions

NB Power's functional currency is the Canadian dollar. Transactions in currencies other than the functional currency are translated based on the nature of the item.

- Monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the exchange rate prevailing at the statement of financial position date. Gains and losses on translation are recorded in earnings.
- For transactions qualifying for hedge accounting, the gains and losses from effective cash flow hedges are recognized in other comprehensive income.

m. Leases

NB Power as a lessee

NB Power considers whether a contract is, or contains a lease, based on whether the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. When a contract contains a lease, NB Power records a right-of-use asset and lease liability.

The lease liability represents the obligation to make future lease payments. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. The discount rate used is the interest rate implicit in the lease to the extent that it can be readily determined. When the implicit interest rate is not readily determined, NB Power's incremental borrowing rate is used. In determining the lease term, renewal and termination options are taken into account if it is reasonably certain that they will be exercised. The lease liability is subsequently increased by interest costs and decreased by lease payments.

NB Power applies the following practical expedients permitted under IFRS 16

- elects to not recognize right-of-use assets and lease liabilities for short-term leases of 12 months or less and leases of low-value items (less than $5 thousand USD). NB Power recognizes the lease payments associated with these leases as an expense in the consolidated statement of earnings.

NB Power as a lessor

When acting as a lessor, NB Power classifies leases as either operating or finance leases. NB Power has determined all leases where NB Power is the lessor to be operating leases.

n. Financial instruments

Financial assets and financial liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification as described below. Their classification depends on the purpose for which the financial instruments were acquired or issued and their characteristics.

3. MATERIAL ACCOUNTING POLICIES (CONTINUED)

n. Financial instruments (Continued)

The classification of the financial instruments are outlined in the following table.

Financial instrument	Classification
Financial assets	
Cash	Amortized cost
Accounts receivable	Amortized cost
Sinking fund receivable	Amortized cost
Derivative assets	Fair value through profit or loss and fair value through OCI
Nuclear decommissioning and used fuel management funds	Fair value through profit or loss
Financial liabilities	
Short-term indebtedness	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Accrued interest	Amortized cost
Long-term debt	Amortized cost
Finance liability	Amortized cost
Lease liabilities	Amortized cost
Derivative liabilities	Fair value through profit or loss and fair value through OCI

Amortized cost

Financial assets and financial liabilities are classified as amortized cost and are measured at the amount recognized at initial recognition minus principal repayments, plus or minus the cumulative amortization of any difference between that initial amount and the maturity amount, and any loss allowance.

3. MATERIAL ACCOUNTING POLICIES (CONTINUED)

n. Financial instruments (Continued)

Fair value through profit or loss (FVTPL)

Financial assets and liabilities in this category are typically acquired principally for the purpose of selling in the short-term or are designated as such upon initial recognition. Financial instruments are designated as FVTPL if NB Power manages these investments and makes purchase and sale decisions based on their value according to NB Power's documented risk management of investment strategy. These assets and liabilities are measured at fair value at the statement of financial position date. Changes in fair value are included in net earnings.

Fair value through OCI (FVOCI)

Financial instruments classified as fair value through OCI are subsequently measured at fair value, with changes in fair value recognized in other comprehensive income (loss). On derecognition, gains and losses accumulated in other comprehensive income (loss) are reclassified to the consolidated statement of income.

Effective interest method and transaction costs

NB Power uses the effective interest method to recognize interest income or expense on the above-noted financial instruments. The effective interest method discounts estimated future cash payments over an instrument's expected life, or a shorter period if appropriate, down to the net carrying amount at the statement of financial position date. The calculation includes earned or incurred

- transaction costs,
- fees,
- premiums, and
- discounts.

Transaction costs associated with fair value through profit or loss instruments are expensed as they are incurred.

3. MATERIAL ACCOUNTING POLICIES (CONTINUED)

o. Derivatives

Under derivative contracts, NB Power settles amounts based on the difference between an index-based monthly cumulative floating price and a fixed price. The resultant fixed price is reflected in net earnings.

Derivatives are recognized on the statement of financial position at their fair value. Changes in fair value are recognized in earnings unless the instrument meets the criteria for hedge accounting.

Cash flow hedges

NB Power uses derivatives to manage or "hedge" certain exposures. It does not use them for speculative or trading purposes. Certain derivative financial instruments held by NB Power are eligible for hedge accounting.

Documentation

To be eligible for hedge accounting, NB Power formally documents

- all relationships between hedging instruments and hedged items at their inception,
- its assessment of the effectiveness of the hedging relationship, and
- its hedging objectives and strategy underlying various hedge transactions.

This process includes linking all derivatives to specific assets and liabilities on the consolidated statement of financial position or to specific forecasted transactions.

Accounting for cash flow hedges

Derivatives eligible for hedge accounting are recognized on the consolidated statement of financial position at their fair value. The accounting for changes in fair value depends on their effectiveness as hedges. In broad terms, a derivative is an effective hedge of another item when changes in their fair value or cash flows closely offset each other. Due to the nature of some of the hedging relationships, the fair values or cash flows do not perfectly offset, which represents the ineffective portions.

The following table describes how the changes in a derivative's fair value are recognized.

This portion	is recognized in
effective	other comprehensive income, outside net earnings for the year
ineffective	net earnings

The amounts accumulated in other comprehensive income are reclassified to earnings in the same period during which the hedged forecasted cash transaction affects earnings.

3. MATERIAL ACCOUNTING POLICIES (CONTINUED)

o. Derivatives (Continued)

Discontinuing hedge accounting

If a forecasted transaction is no longer expected to occur, NB Power ceases hedge accounting at that point and any gains or losses previously accumulated in other comprehensive income are then recognized immediately in net earnings.

If a hedging instrument is sold or terminated before it matures, it ceases to be effective as a hedge, or designation is revoked, hedge accounting is discontinued prospectively. Gains or losses up to the date the hedge was discontinued remain in other comprehensive income and will be recognized in earnings in the period the forecasted cash transaction impacts earnings. Gains and losses after discontinuance of hedge accounting are recognized in earnings at that time.

4. RATE REGULATION

NB Power is a rate-regulated utility and as such must submit to the NB Energy and Utilities Board (EUB)

- at least once every three years, a general rate application for approval of the schedules of rates it proposes to charge for its services,
- at least once every three years, an application for approval of its Transmission revenue requirements and rates,
    - this revenue requirement is intended to collect sufficient revenue to cover NB Power's costs and to provide a return of 10 to 12 per cent on a deemed capital structure of 65 per cent debt and 35 per cent equity,
- at least once every three years, an Integrated Resource Plan for information purposes,
- at least once every three years, a strategic, financial and capital investment plan covering the next three fiscal years,
- annually, an application for approval of the balance in the gross margin variance accounts and the applicable rate rider to collect (or refund) the variance account balances from (to) customers, and
- as required, an application for approval of capital projects of $50 million or more.

Regulatory balances

Regulatory balances may arise as a result of the rate-setting process.

All amounts recognized as regulatory balances are subject to legislation or regulatory approval. As such

- the regulatory authorities could alter the amounts recognized as a regulatory balance, at which time the change would be reflected in the financial statements, and
- certain remaining recovery and settlement periods are those expected by management and the actual recovery or settlement periods could differ based on regulatory approval.

(Amounts are expressed in millions of Canadian dollars except where indicated)

5. ACCOUNTS RECEIVABLE

	Note	2024	2023
Trade receivables		$ 210	$ 376
Other receivables		32	10
Unbilled revenue		173	122
Expected credit loss allowance	29	(3)	(4)
		$ 412	$ 504

6. MATERIALS, SUPPLIES AND FUEL

	2024	2023
Materials and supplies	$ 47	$ 46
Nuclear fuel	49	53
Coal	63	17
Heavy fuel oil	104	113
Petroleum coke	7	24
Renewable energy credits	13	7
Other fuel	43	36
	$ 326	$ 296

During the year, inventories of $2 million (2023 - $1 million) were written down to net realizable value. Inventories recognized as an expense during the year amounted to $207 million (2023 - $337 million).

(Amounts are expressed in millions of Canadian dollars except where indicated)

7. PROPERTY, PLANT AND EQUIPMENT

	Power generating stations	Transmission system	Terminals and substations	Distribution system	Other	Construction -in- progress	Total
Cost or deemed cost							
Balance, April 1, 2022	$ 4,258	$ 484	$ 519	$ 1,275	$ 334	$ 407	$ 7,277
Additions	-	-	-	-	20	513	533
Right-of-use additions	2	-	-	-	3	-	5
Decommissioning adjustments	(175)	(2)	-	-	-	-	(177)
Disposals	(94)	-	(1)	(16)	(6)	-	(117)
Right-of-use disposals	(2)	-	-	-	(2)	-	(4)
Transfers	350	22	24	55	32	(482)	1
Balance, March 31, 2023	4,339	504	542	1,314	381	438	7,518
Additions	-	-	-	-	21	408	429
Right-of-use additions	1	-	-	-	13	-	14
Decommissioning adjustments	52	(1)	-	-	-	-	51
Disposals	(16)	-	-	(21)	(14)	-	(51)
Right-of-use disposals	(1)	-	-	-	(1)	-	(2)
Transfers	120	13	29	93	31	(291)	(5)
Balance, March 31, 2024	4,495	516	571	1,386	431	555	7,954
Accumulated depreciation							
Balance, April 1, 2022	1,719	68	104	638	103	-	2,632
Depreciation expense	245	13	16	36	18	-	328
Right-of-use depreciation expense	4	-	-	-	2	-	6
Disposals	(94)	-	-	(15)	(5)	-	(114)
Right-of-use disposals	(2)	-	-	-	(2)	-	(4)
Balance, March 31, 2023	1,872	81	120	659	116	-	2,848
Depreciation expense	242	13	17	39	23	-	334
Right-of-use depreciation expense	4	-	-	-	3	-	7
Disposals	(16)	-	-	(20)	(7)	-	(43)
Right-of-use disposals	(1)	-	-	-	(1)	-	(2)
Balance, March 31, 2024	2,101	94	137	678	134	-	3,144
Carrying amount, right-of-use assets							
Balance, March 31, 2023	24	-	-	-	15	-	39
Balance, March 31, 2024	21	-	-	-	25	-	46
Carrying amount, total assets							
Balance, March 31, 2023	2,467	423	422	655	265	438	4,670
Balance, March 31, 2024	$ 2,394	$ 422	$ 434	$ 708	$ 297	$ 555	$ 4,810

(Amounts are expressed in millions of Canadian dollars except where indicated)

7. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

The amount of government grants classified as PP&E in 2024, was $7 million (2023 - $2 million). The contributions were received in support of the Smart Grid Atlantic Initiative, Small Modular Reactors, and the Climate Change Fund. This grant is depreciated over the life of the associated assets.

The amount of interest capitalized to PP&E in 2024 is $11 million (2023 - $14 million) (Note 26) at the weighted average cost of borrowing of 4.33 per cent (2023 - 4.31 per cent).

8. INTANGIBLE ASSETS

	Nepisiguit Falls-statutory rights	Software	Other	Construction-in-progress	Total
Cost or deemed cost					
Balance, April 1, 2022	$ 19	$ 55	$ 3	$ 24	$ 101
Additions	-	-	-	9	9
Transfers	-	25	-	(29)	(4)
Balance, March 31, 2023	19	80	3	4	106
Additions	-	-	-	6	6
Transfers	-	2	-	(2)	-
Balance, March 31, 2024	19	82	3	8	112
Accumulated amortization					
Balance, April 1, 2022	4	37	1	-	42
Amortization expense	1	7	-	-	8
Balance, March 31, 2023	5	44	1	-	50
Amortization expense	-	11	-	-	11
Balance, March 31, 2024	5	55	1	-	61
Carrying amount					
Balance March 31, 2023	14	36	2	4	56
Balance March 31, 2024	$ 14	$ 27	$ 2	$ 8	$ 51

9. NUCLEAR DECOMMISSIONING AND USED FUEL MANAGEMENT FUNDS

This note describes the segregated funds established by NB Power as security for its nuclear decommissioning and used fuel management obligations. It contains information on the following

- fund requirements,
- NB Power's funds, and
- status of NB Power's funds.

Fund Requirements

The *Nuclear Fuel Waste Act* requires owners of used nuclear fuel in Canada to establish trust funds to finance the long-term management of used nuclear fuel. The Canadian Nuclear Safety Commission (CNSC) requires NB Power to maintain certain segregated funds to meet license conditions for the Point Lepreau Nuclear Generating Station. The investments contained in these established funds will be used to meet the *Nuclear Fuel Waste Act* requirements.

NB Power's Funds

NB Power has established the following funds, each held in a custodial account.

Fund	Trustee	Purpose	Funding requirement	2023/24 contributions	2022/23 contributions
Decommissioning segregated fund and used nuclear fuel segregated fund	Provincial Minister of Finance	To meet the license conditions for the Point Lepreau Nuclear Generating Station set by the CNSC	Determined annually based on the current obligations and market value of the funds.	$ -	$ -
Nuclear Fuel Waste Trust fund	BNY Mellon	To meet the Nuclear Fuel Waste Act and to meet the CNSC requirements	The Nuclear Fuel Waste Act requires NB Power to deposit to the trust fund an amount based on the approved funding formula.	$ 6	$ 4

(Amounts are expressed in millions of Canadian dollars except where indicated)

9. NUCLEAR DECOMMISSIONING AND USED FUEL MANAGEMENT FUNDS (CONTINUED)

Fair value of NB Power's Funds

The fair value of the investments contained in the established funds is outlined in the table below.

	Decommissioning and used nuclear fuel segregated funds	Nuclear Fuel Waste Trust fund	Total 2024	Total 2023
Fixed income	$ 234	$ 206	$ 440	$ 343
International equity	84	-	84	144
Alternative investments	101	-	101	97
Canadian equity	20	-	20	54
Private real estate	81	-	81	78
Public real estate	28	-	28	30
Public infrastructure	2	-	2	5
Private infrastructure	71	-	71	55
Private equity	114	-	114	91
Total investments contained in established funds	$ 735	$ 206	$ 941	$ 897

The following table shows the activity of the Decommissioning and Used Fuel Segregated Funds and the Nuclear Fuel Waste Trust.

	Decommissioning and used nuclear fuel segregated fund	Nuclear fuel waste trust fund	Total 2024	Total 2023
Balance, beginning of year	$ 704	$ 193	$ 897	$ 881
Deposits	-	6	6	4
Market value changes	54	7	61	17
Withdrawals	(22)	-	(22)	(4)
Other charges	(1)	-	(1)	(1)
Balance, end of year	$ 735	$ 206	$ 941	$ 897

(Amounts are expressed in millions of Canadian dollars except where indicated)

10. SINKING FUND RECEIVABLE

Pursuant to section 15 of the *Provincial Loans Act*, the Minister of Finance maintains a general sinking fund for the repayment of funded debt. NB Power pays the Province of New Brunswick one per cent of its outstanding debt annually; this will be returned to NB Power when the corresponding debt issues mature.

The following table shows the activity in the sinking fund.

	2024	2023
Sinking fund receivable, beginning of year	$ 474	$ 500
Sinking fund earnings	15	16
Foreign exchange gain	-	4
Installments	50	46
Redemptions	(37)	(92)
Sinking fund receivable, end of year	$ 502	$ 474

Refer to Note 28 Financial Instruments for fair value hierarchy information.

11. REGULATORY BALANCES

NB Power has regulatory balances totaling $907 million at March 31, 2024 compared to $1,021 million at March 31, 2023.

The following tables disclose the activity of the regulatory balance accounts.

	Remaining recovery period (years)	Interest rate	Balance April 1, 2022	Balances arising during the year	Interest	Recovery	Balance March 31, 2023
PLNGS	17	4.31%	$ 661	$ -	$ 28	$ (53)	$ 636
PDVSA	18	4.31%	118	22	5	(15)	130
AFUDC	50		8	-	-	-	8
Energy Supply Cost	2	1.78 - 5.22%	-	266	3	-	269
Electricity Sales and Margin	2	1.78 - 5.22%	-	(34)	(2)	-	(36)
Energy Efficiency and Demand Response	10	4.31%	-	14	-	-	14
			$ 787	$ 268	$ 34	$ (68)	$ 1,021

(Amounts are expressed in millions of Canadian dollars except where indicated)

11. REGULATORY BALANCES (CONTINUED)

	Remaining recovery period (years)	Interest rate	Balance April 1, 2023	Balances arising during the year	Interest	Recovery	Balance March 31, 2024
PLNGS	17	4.33%	$ 636	$ -	$ 27	$ (53)	$ 610
PDVSA	17	4.33%	130	20	6	(14)	142
AFUDC	50		8	-	-	-	8
Energy Supply Cost	6	5.15 - 5.83%	269	(63)	15	(22)	199
Electricity Sales and Margin	6	5.15 - 5.83%	(36)	(82)	(3)	36	(85)
Energy Efficiency and Demand Response	10	4.31%	14	17	1	(1)	31
Meter Write-Off	5		-	2	-	-	2
			$ 1,021	$ (106)	$ 46	$ (54)	$ 907

The following table details the net changes in regulatory balances recognized in the statement of earnings.

	2024	2023
Point Lepreau Nuclear Generating Station deferral	$ (26)	$ (25)
Lawsuit settlement with PDVSA	12	12
Allowance for funds used during construction	-	-
Energy Supply Cost Variance	(70)	269
Electricity Sales and Margin Variance	(49)	(36)
Energy Efficiency and Demand Response	17	14
Meter Write-Off	2	-
Net change in regulatory balances	**$ (114)**	$ 234

Point Lepreau Nuclear Generating Station refurbishment (PLNGS)

The regulatory balance relates to the PLNGS refurbishment, the EUB authorized a regulatory asset be established to capitalize period costs during the refurbishment period. These costs are recovered in rates over the remaining useful life of the refurbished station. This account accumulated the following costs over the refurbishment period (March 28, 2008 to November 23, 2012)

- the normal period costs (net of any revenue) incurred by PLNGS, and
- the costs of replacement power incurred during the refurbishment period,

less

- costs included in current rates.

The regulatory balance is being

- amortized over the refurbished station's operating life, and
- reflected in charges, rates and tolls to customers (section 139.4 of the *Electricity Act*).

(Amounts are expressed in millions of Canadian dollars except where indicated)

11. REGULATORY BALANCES (CONTINUED)

Lawsuit settlement with Petroleos de Venezuela S.A. (PDVSA)

This regulatory balance relates to the lawsuit settlement with PDVSA, and reflects the EUB's ruling as to how the settlement benefits would be passed on to customers.

In 2007/08 NB Power recognized a regulatory balance relating to a lawsuit settlement with PDVSA. The settlement's benefits are amortized over the Coleson Cove Generating Station's remaining useful life (23 years at time of the settlement; 17 years as at March 31, 2024). As of March 31, 2024, the full benefit has been passed on to customers as approved by the EUB on a levelized basis over 17 years.

The regulatory deferral is in a debit position because the settlement's net benefits were passed on to customers faster than they are recognized by NB Power.

Allowance for Funds Used During Construction (AFUDC)

AFUDC represents a notional cost of capital allowance allowed by the EUB to be capitalized into rate base during the construction period. It is calculated monthly on capital construction projects in progress and added to the regulatory balance, with an offsetting amount recorded as a reduction of finance costs. AFUDC capitalized is based on NB Power's weighted average cost of capital as prescribed by the EUB and is amortized over the future life of the related assets and is expected to be recoverable through the Open Access Transmission Tariff.

Energy Supply Cost Variance

On April 1, 2022, amendments to the *Electricity Act* and the introduction of Regulation 2022-17 resulted in the establishment of new regulatory variance accounts to track variances between actual and forecasted fuel and purchased power costs incurred to supply in-province customers. Variances are added to the account on a monthly basis along with the interest calculated using the average short-term debt rate. The balance in the account is then recovered or reimbursed to customers through the Variance Account Credit/Charge.

NB Power is required to file annually with the EUB a calculation of the variance account balance for the fiscal period November 1 to October 31, as well as the proposed number of fiscal years over which the balance will be recovered or reimbursed, the proposed amount to be recovered or reimbursed in the next fiscal year, and the calculation of the credit/charge by class.

The Energy Supply Cost Variance for the period November 1, 2022 to October 31, 2023 was submitted to the EUB in December 2023 and the combined Energy Supply Cost and Electricity Sales and Margin Variance will be collected from customers through the Variance Account Credit/Charge over a six-year period.

(Amounts are expressed in millions of Canadian dollars except where indicated)

11. REGULATORY BALANCES (CONTINUED)

Electricity Sales and Margin Variance

On April 1, 2022, amendments to the *Electricity Act* and the introduction of Regulation 2022-17 resulted in the establishment of new regulatory variance accounts to track variances between actual and forecasted in-province electricity sales and out-of-province gross margin. Variances are added to the account on a monthly basis along with the interest calculated using the average short-term debt rate. The balance in the account is then recovered or reimbursed to customers through the Variance Account Credit/Charge.

NB Power is required to file annually with the EUB a calculation of the variance account balance for the fiscal period November 1 to October 31, as well as the proposed number of fiscal years over which the balance will be recovered or reimbursed, the proposed amount to be recovered or reimbursed in the next fiscal year, and the calculation of the credit / charge by class.

The Electricity Sales and Margin Variance for the period November 1, 2022 to October 31, 2023 was submitted to the EUB in December 2023 and the combined Energy Supply Cost and Electricity Sales and Margin Variance will be collected from customers through the Variance Account Credit / Charge over a six-year period.

Energy Efficiency and Demand Response Deferral

The qualifying costs incurred in each fiscal year together with the related financing costs shall be recovered by NB Power on a straight-line basis over a 10-year period.

Loss on Disposal of Meters Replaced with Advanced Meter Infrastructure (AMI)

The EUB approved the establishment of the meter write-off deferral in September 2020. The account will capture the write-off of the existing net book value of the installed electricity meters, together with related financing costs. The balance will be amortized on a straight-line basis over a five-year period.

12. SHORT-TERM INDEBTEDNESS

NB Power borrows funds for temporary purposes from the Province of New Brunswick. The balance at March 31, 2024 is $570 million (2023 - $797 million) with maturities ranging from April 2, 2024 to April 29, 2024 and a weighted average interest rate of 4.98 per cent (2023 - 4.57 per cent).

(Amounts are expressed in millions of Canadian dollars except where indicated)

13. LONG-TERM DEBT

NB Power borrows funds from the Province of New Brunswick to finance long-term requirements.

A reconciliation between the opening and closing long-term debt balance is provided below.

Long-term debt	
Balance, April 1, 2022	$ 4,631
Debt retirements	(228)
Proceeds from long-term debt	677
Foreign exchange on long-term debt	3
Amortization of premiums and discounts	3
Balance March 31, 2023	5,086
Debt retirement	(300)
Proceeds on long-term debt	499
Amortization of premiums and discounts on long-term debt	4
	5,289
Less current portion	(50)
Balance March 31, 2024	$ 5,239

(Amounts are expressed in millions of Canadian dollars except where indicated)

13. LONG-TERM DEBT (CONTINUED)

The following table details the outstanding debt owing to the Province of New Brunswick.

Date of issue	Date of maturity	Effective interest rate (%)	Coupon rate (%)	Principal amount CAD$	Unamortized (discounts) premiums	Outstanding amount
October 1, 2013	December 15, 2029	6.47 %	6.29 %	$ 50	$ -	$ 50
October 1, 2013	September 26, 2035	4.77 %	4.65 %	360	2	362
October 1, 2013	March 26, 2037	4.74 %	4.55 %	100	(1)	99
October 1, 2013	March 26, 2037	4.98 %	4.55 %	25	(1)	24
October 1, 2013	September 26, 2039	4.86 %	4.80 %	160	(1)	159
October 1, 2013	September 26, 2034	5.49 %	5.00 %	150	(1)	149
October 1, 2013	March 19, 2034	7.02 %	5.15 %	50	-	50
October 1, 2013	September 26, 2039	5.46 %	4.80 %	100	-	100
October 1, 2013	June 3, 2041	4.87 %	4.80 %	200	(2)	198
October 1, 2013	June 3, 2055	3.48 %	3.55 %	150	2	152
October 1, 2013	June 3, 2065	3.56 %	3.55 %	200	(1)	199
July 14, 2015	June 3, 2024	2.32 %	3.65 %	50	-	50
December 17, 2015	August 14, 2045	3.78 %	3.80 %	250	7	257
July 22, 2016	August 14, 2048	3.16 %	3.10 %	200	(2)	198
June 16, 2017	August 14, 2027	2.42 %	2.35 %	100	-	100
November 24, 2017	August 14, 2048	3.21 %	3.10 %	200	(4)	196
March 20, 2018	August 14, 2027	3.03 %	2.35 %	120	(3)	117
April 30, 2018	August 14, 2028	3.21 %	3.10 %	100	-	100
June 13, 2018	August 14, 2048	3.33 %	3.10 %	250	(10)	240
January 18, 2019	June 3, 2065	3.38 %	3.55 %	60	2	62
May 7, 2019	August 14, 2050	3.11 %	3.05 %	300	(3)	297
May 29, 2019	June 3, 2065	3.01 %	3.55 %	150	19	169
October 2, 2019	June 3, 2065	2.53 %	3.55 %	100	26	126
December 6, 2019	June 3, 2065	2.71 %	2.71 %	50	-	50
April 15, 2020	August 14, 2050	2.95 %	3.05 %	150	3	153
June 3, 2020	October 16, 2057	2.34 %	2.34 %	150	-	150
November 24, 2021	August 14, 2052	2.94 %	2.90 %	300	(2)	298
April 29, 2022	August 14, 2025	3.10 %	1.80 %	200	(3)	197
October 24, 2022	August 14, 2028	4.15 %	3.10 %	200	(8)	192
March 14, 2023	August 14, 2032	4.16 %	3.95 %	300	(4)	296
May 4, 2023	August 14, 2032	3.82 %	3.95 %	100	1	101
September 18, 2023	August 14, 2033	4.57 %	4.45 %	100	(1)	99
October 27, 2023	August 14, 2054	5.07 %	5.00 %	200	(2)	198
January 24, 2024	August 14, 2033	4.29 %	4.45 %	100	1	101
Total				$ 5,275	$ 14	$ 5,289

(Amounts are expressed in millions of Canadian dollars except where indicated)

13. LONG-TERM DEBT (CONTINUED)

Debt portfolio management fee

NB Power pays an annual debt portfolio management fee to the Province of New Brunswick amounting to 0.65 per cent (2023 - 0.65 per cent) of the total long-term debt and short-term indebtedness, net of the balance held in sinking funds receivable (Note 10), measured as at the beginning of the fiscal year. The management fee is included as a component of finance costs and accounted for as interest expense, refer to Note 26.

Principal repayments

Long-term debt principal repayments are due as follows.

Year Ending	Principal Repayment
March 31, 2025	$ 50
March 31, 2026	200
March 31, 2027	-
March 31, 2028	220
March 31, 2029	300
Thereafter	4,505
Total	**$ 5,275**

14. LEASE LIABILITIES

Lease liabilities represent NB Power's obligation to make payments arising from a lease. Lease payments are represented as liabilities on a discounted basis. The table below is a reconciliation between the opening and closing lease liability.

Balance April 1, 2022	$ 38
Additions (new leases)	5
Interest expense	1
Lease payments	(7)
Balance March 31, 2023	37
Additions (new leases)	14
Interest expense	2
Lease payments	(7)
	46
Less: current portion of lease liabilities	(7)
Balance March 31, 2024	$ 39

The above lease liabilities include leases for generation assets, IT equipment, and a variety of real estate locations primarily for storage and office space.

(Amounts are expressed in millions of Canadian dollars except where indicated)

14. LEASE LIABILITIES (CONTINUED)

During the year, no expenses or revenues were incurred in relation to variable lease payments, subleasing or sale and leaseback transactions.

During the year, there were no leases that met the investment property definition in IFRS 16. NB Power has included renewal options in calculating the liability for certain real estate leases.

The following table details the scheduled future minimum lease payments and the present value of lease liabilities.

	1 year	2-5 years	Greater than 5 years
Future minimum lease payments	$ 8	$ 33	$ 15
Present value of lease payments	$ 7	$ 27	$ 12

Lease payments not recognized as a liability

NB Power has elected to not recognize a lease liability for low-value assets or short-term leases (expected term of 12 months or less). Payments under these leases are expensed on a straight-line basis. During the year, short-term and low-value leases of $2 million, were recognized as an expense in the consolidated statement of earnings in operations, maintenance and administration expenses.

15. CAPITAL MANAGEMENT

NB Power raises its capital predominantly through short and long-term borrowings from the Province of New Brunswick in accordance with the *Provincial Loans Act*. This type of borrowing allows NB Power to take advantage of the Province of New Brunswick's credit rating. NB Power's minimum target debt/equity ratio is 80/20 as prescribed in the *Electricity Act*.

The percentage of net debt in capital structure is outlined in the table below.

As at March 31	2024	2023
Long-term debt	$ 5,289	$ 5,086
Short-term indebtedness	570	797
Total debt	5,859	5,883
Sinking fund receivable	(502)	(474)
Cash	(10)	(3)
Total net debt	5,347	5,406
Retained earnings	509	502
Accumulated other comprehensive (loss)	(103)	(168)
Total capital	5,753	5,740
Per cent net debt in capital structure	93 %	94 %

16. DECOMMISSIONING AND USED FUEL MANAGEMENT LIABILITY

This note provides details of NB Power's decommissioning liabilities.

Nature of the liability

The following table provides details on the decommissioning liabilities.

Liability	Nature	Funding details
Hydro and thermal generating station decommissioning	Cost of decommissioning the hydro and thermal generating stations after the end of their service lives	The liability is not funded
Nuclear generating station decommissioning	Cost of decommissioning the nuclear generating station after the end of its service life	See Note 9 for details on the funding of this liability
Used nuclear fuel management	Cost of interim and long-term management of used nuclear fuel bundles generated by the nuclear generating station	See Note 9 for details on the funding of this liability
Water heaters	Cost of the removal of water heaters from the customer's homes	The liability is not funded
Fundy Isles undersea transmission cables	Cost of decommissioning Fundy Isles undersea transmission cables after the end of their service lives. This includes both the spare cable and the in-service asset.	The liability is not funded

(Amounts are expressed in millions of Canadian dollars except where indicated)

16. DECOMMISSIONING AND USED FUEL MANAGEMENT LIABILITY (CONTINUED)

Assumptions used for the liabilities

The following are the key assumptions on which the decommissioning liabilities are based.

	Hydro and thermal decommissioning	Nuclear decommissioning	Used nuclear fuel management	Water heaters	Fundy Isles undersea transmission cables
Amount of estimated cash flows to settle liability in					
- 2024 dollars	$193	$1,225	$879	$3	$33
- 2023 dollars	$204	$1,202	$859	$3	$33
Reason for the increase or decrease to the liabilities	Changes to the liability resulting from changes in discount rates and decommissioning spending, offset by escalation	Changes to the liability resulting from changes in discount rates and decommissioning spending offset by escalation	Changes to the liability resulting from changes in the discount rates and escalation offset by decommissioning spending	No change	Changes to the liability resulting from a change in discount rate offset by escalation
Cash expenditures required until the fiscal year	2049	2080	2188	2039	2060
Rate used to discount cash flows					
- 2024	4.61 - 5.31%	4.86%	4.86%	5.04%	4.61 - 5.00%
- 2023	4.15 - 4.97%	4.94%	5.62%	4.72%	4.15-4.75%
Escalation rate to determine decommissioning liabilities	2.75%	2.0%	1.97 - 3.38%	2.0 - 2.11%	2.0 - 2.11%

NB Power expects decommissioning of the Milltown Generating Station to reach completion by October 2024.

(Amounts are expressed in millions of Canadian dollars except where indicated)

16. DECOMMISSIONING AND USED FUEL MANAGEMENT LIABILITY (CONTINUED)

Liabilities at year-end

The following is a continuity schedule for each of the decommissioning liabilities.

	2024	2023
Hydro and thermal generating station decommissioning liability		
Balance, beginning of year	$ 140	$ 139
Add: Change to discount rate and change in cost estimates	(7)	1
Add: Accretion on thermal decommissioning liability	7	5
Less: Expenditures	(17)	(5)
Balance, end of year	123	140
Nuclear generating station decommissioning liability		
Balance, beginning of year	481	551
Add: Change to discount rate and change in cost estimate	(14)	(93)
Add: Accretion on nuclear decommissioning liability	24	24
Less: Expenditures	(2)	(1)
Balance, end of year	489	481
Used fuel management liability		
Balance, beginning of year	344	401
Add: Change to discount rate and change in cost estimate	80	(70)
Add: Accretion on used fuel management liability	19	20
Less: Expenditures	(8)	(7)
Balance, end of year	435	344
Water heaters		
Balance, beginning of year	2	2
Balance, end of year	2	2
Fundy Isles undersea transmission cables		
Balance, beginning of year	20	21
Add: Change to discount rate and change in cost estimate	(1)	(2)
Add: Accretion expense	1	1
Balance, end of year	20	20
Total decommissioning and used fuel management liability	$ 1,069	$ 987

(Amounts are expressed in millions of Canadian dollars except where indicated)

17. POST-EMPLOYMENT BENEFITS

Unfunded benefit plans

Unfunded post-employment benefit plans include an early retirement plan, retirement allowances, and other future employee benefits.

The table below summarizes these plans.

	2024	2023
Early retirement obligation	$ 67	$ 69
Retirement allowance obligation	7	7
Other future employee benefits obligation	29	29
	103	105
Current portion of early retirement obligation, recorded in accounts payable and accrued liabilities	(4)	(4)
Post-employment benefits	$ 99	$ 101

Assumptions	2024 %	2023 %
Discount rate, beginning of year	4.95	4.35
Discount rate, end of year	4.90	4.95
Long-term rate of compensation increases	2.50	2.50
Assumptions for benefit increases (percentage of Consumer Price Index)	2.00	2.00

a. Early retirement obligation

NB Power has an unfunded early retirement program. NB Power has had several programs in the past to incent employees to retire early. The early retirement program represents the obligation for those costs.

Accrued benefit obligation	2024	2023
Balance, beginning of year	$ 69	$ 67
Employee benefit expense	4	12
Benefits paid	(4)	(4)
Actuarial (gain) recognized in other comprehensive income	(2)	(6)
Balance, end of year	$ 67	$ 69

Cost	2024	2023
Past service cost	$ -	$ 9
Interest on early retirement obligation	4	3
Total benefit expense for the year	$ 4	$ 12

(Amounts are expressed in millions of Canadian dollars except where indicated)

17. POST-EMPLOYMENT BENEFITS (CONTINUED)

b. Retirement allowance obligation

NB Power had an unfunded retirement allowance program. The program provided a benefit of one week of salary per year of service up to a maximum of 26 weeks, when the employee retires. The latest actuarial calculation to estimate the liability was completed as at April 1, 2022.

NB Power has phased out all the retirement allowance programs. Employees will no longer accrue retirement allowance benefits and employees have been offered a payout of the accumulation of service. The remaining balance is employees who have chosen to wait until retirement to receive their payout.

Accrued benefit obligation	2024	2023
Balance, beginning of year	$ 7	$ 15
Employee benefit expense	-	2
Benefits paid	(1)	(10)
Actuarial loss	1	-
Balance, end of year	$ 7	$ 7

Cost	2024	2023
Settlement	$ -	$ 1
Interest on retirement allowance obligation	-	1
Total benefit expense for the year	$ -	$ 2

c. Other future employee benefits obligation

Other future employee benefits include future payments to long-term disability plan for employees and the pension plan for executives.

Accrued benefit obligation	2024	2023
Balance, beginning of year	$ 29	$ 29
Employee benefit expense	2	2
Benefits paid	(1)	(2)
Actuarial (gain) recognized in other comprehensive income	-	(1)
Actuarial (gain) loss recognized in earnings	(1)	1
Balance, end of year	$ 29	$ 29

Cost	2024	2023
Current service cost	$ 2	$ 1
Interest on other post-employment benefits	-	1
Total benefit expense for the year	$ 2	$ 2

(Amounts are expressed in millions of Canadian dollars except where indicated)

17. POST-EMPLOYMENT BENEFITS (CONTINUED)

Cumulative actuarial losses

The cumulative actuarial losses recorded in other comprehensive income for NB Power's defined benefit plans are summarized in the following table.

	2024	2023
Balance, beginning of year	$ (55)	$ (62)
Actuarial gains on accrued benefit obligation		
- experience adjustments	1	7
Balance, end of year	$ (54)	$ (55)

Multi-employer pension plan

NB Power employees are members of the New Brunswick Public Service Pension Plan (NBPSPP), a multi-employer shared risk pension plan, as described in Note 3.h. The most recent actuarial valuation was completed as at January 1, 2023, when the NBPSPP was 112 per cent funded (January 1, 2022 - 120 per cent). The valuation reported plan assets in excess of the accrued benefit obligation of $7,861 (January 1, 2022 - $7,839) million by $977 (January 1, 2022 - $1,531) million. The next valuation is as at January 1, 2024 which will be completed in September 2024.

NB Power accounts for this multi-employer plan as a defined contribution pension plan.

Costs

Under the NBPSPP, NB Power's obligations are limited to the contributions for current service. The total contributions of all participating employers and employees were approximately $293 million (January 1, 2022 - $276 million). NB Power's contributions are charged to earnings when due. The employee benefits expense for the NBPSPP plan recorded in OM&A expense is summarized in the following table.

	2024	2023
Current service cost	$ 32	$ 32

NB Power expects to contribute approximately $37 million in contributions in 2025.

(Amounts are expressed in millions of Canadian dollars except where indicated)

18. PROVISIONS FOR OTHER LIABILITIES AND CHARGES

A reconciliation between the opening and closing provisions for other liabilities and charges is provided below.

	Environmental liability	Customer contributions obligation	Total
Provisions for other liabilities and charges			
Balance, April 1, 2022	$ 8	$ 49	$ 57
Provisions made during the year	-	6	6
Provisions used during the year	(1)	(2)	(3)
Balance, March 31, 2023	7	53	60
Provisions made during the year	-	9	9
Provisions used during the year	-	(3)	(3)
Change to discount rate and change in cost estimate	-	-	-
Balance, March 31, 2024	$ 7	$ 59	$ 66

Environmental liability

NB Power has a long-term plan to treat acidic water drainage from an inactive mine. NB Power has recognized an unfunded environmental liability equal to the net present value of the expected future costs using a discount rate of 4.82 per cent (2023 - 4.37 per cent).

The total undiscounted amount of the estimated cash flows required to settle the liability is $8 million (2023 - $9 million).

Customer contributions obligation

NB Power has received non-refundable customer contributions in aid of construction of physical assets to connect these customers to the utility network and provide future energy requirements. These contributions are recognized as deferred revenue and recognized in earnings as miscellaneous revenue as described in Note 3.j.

19. FINANCE LIABILITY

NB Power has recognized a financial liability measured at the amount of consideration received for the sale and leaseback of the head office building in accordance with IFRS 9 Financial Instruments. The liability will be drawn down by the lease payments, which are considered loan payments. The interest will be separated from the payment and recognized as interest expense using an effective interest rate of 10.9%.

(Amounts are expressed in millions of Canadian dollars except where indicated)

20. REVENUE

a. Revenue from contracts

	2024	2023
Sales of electricity	$ 2,874	$ 2,788
Miscellaneous contract revenue	58	96
Total contract revenue	$ 2,932	$ 2,884

b. Contract balances

The following table provides information about receivables, contracts assets and contract liabilities from contracts with customers.

	Note	2024	2023
Accounts receivable, included in trade or other receivables	5	$ 210	$ 377
Contract assets - unbilled revenue		173	122
Contract liabilities	18	(59)	(53)

The contract assets represent unbilled revenue and relate to the rights to consideration for electricity transferred and used by the customer but not billed at the reporting date.

There were no contract assets impaired during the year, refer to Note 29. The contract assets are transferred to accounts receivable when the rights become unconditional. This generally occurs when an invoice is issued to the customer.

The contract liabilities primarily relate to customer contributions that NB Power receives towards certain costs of construction. This liability is recognized in earnings, as miscellaneous revenue, on a straight-line basis over the estimated lives of the contracts with customers. When contracts with customers are perpetual and the related contributed asset is used to provide ongoing goods or services to customers, the life of the contract is estimated to be equivalent to the economical useful life of the asset to which the contribution relates. The amount of customer contributions recognized as revenue for the year ended March 31, 2024 is $3 million (2023 - $2 million).

(Amounts are expressed in millions of Canadian dollars except where indicated)

20. REVENUE (CONTINUED)

c. Disaggregation of revenue from contracts with customers

In the following table, revenue from contracts with customers is disaggregated by revenue stream. The in-province stream is further disaggregated by customer type, the out-of-province stream by contract type and miscellaneous revenue by major product and service.

	2024	2023
Sales of electricity - In-Province		
Residential	$ 761	$ 703
Industrial	380	396
General Service	323	301
Wholesale	112	115
Streetlights	25	23
Unmetered	5	5
	1,606	1,543
Sales of electricity - Out-of-Province		
Canadian sales		
Long-term contracts	137	137
Short-term contracts	62	57
USA sales		
Long-term contracts	906	861
Short-term contracts	145	159
Short-term renewable energy credits	18	31
	1,268	1,245
Total sales of electricity	2,874	2,788
Miscellaneous		
Customer related revenue	24	20
Pole attachments	5	5
Transmission revenue	18	19
Sales of natural gas	4	45
Other contract revenue	7	7
	58	96
Total contract revenue	$ 2,932	$ 2,884

(Amounts are expressed in millions of Canadian dollars except where indicated)

21. MISCELLANEOUS REVENUE

	2024	2023
Net transmission revenue	$ 18	$ 19
Customer related revenue	24	20
Water heater rental	27	24
Pole attachment revenue	5	5
Sales of natural gas	4	45
Other miscellaneous income	16	26
	$ 94	$ 139

22. FUEL AND PURCHASED POWER

	2024	2023
Purchases	$ 1,311	$ 1,635
Natural Gas	116	53
Coal	65	91
Heavy fuel oil	41	155
Carbon Tax	29	7
Petcoke	16	45
Other fuel	16	14
Nuclear	13	23
Foreign exchange on fuel and purchased power	(18)	(39)
	$ 1,589	$ 1,984

(Amounts are expressed in millions of Canadian dollars except where indicated)

23. OPERATIONS, MAINTENANCE AND ADMINISTRATION

	2024	2023
Salaries and benefits	$ 330	$ 322
Hired services	174	136
Materials and supplies	47	42
Vehicles and equipment	38	34
Provision for losses	1	5
Other	32	37
	$ 622	$ 576

The following table summarizes the government grants received or receivable during the year. The grants have been offset against operations, maintenance and administration expense primarily in the other account.

	2024	2023
Efficiency programs to residents of New Brunswick	$ 82	$ 41
Small Modular Reactors (SMR)	15	10
Electric vehicle and charger rebate program	10	4
Strategic Intertie Predevelopment Project (SIPP)	4	4
Smart Grid Atlantic initiative	1	4
	$ 112	$ 63

(Amounts are expressed in millions of Canadian dollars except where indicated)

24. DEPRECIATION AND AMORTIZATION

	2024	2023
Property, plant and equipment	$ 334	$ 328
Right-of-use assets	7	6
Intangible assets	11	8
Loss on disposal of assets	2	9
	$ 354	$ 351

25. TAXES

	2024	2023
Property tax	$ 24	$ 24
Utility and right-of-way taxes	25	26
	$ 49	$ 50

26. FINANCE COSTS

	Note	2024	2023
Interest on long-term and short-term debt		$ 226	$ 202
Accretion	16	51	50
Debt portfolio management fee	13	35	32
Foreign exchange on long-term debt	13	-	3
Interest on post-employment benefits	17	4	5
Foreign exchange translation gains and losses		-	(1)
Amortization of premiums and discounts on long-term debt	13	4	3
		320	294
Interest capitalized during construction	7	(11)	(14)
		$ 309	$ 280

(Amounts are expressed in millions of Canadian dollars except where indicated)

27. LOANS AND BORROWING

A reconciliation of movements of liabilities to cash flows arising from financing activities is provided below.

	Sinking funds	Long-term debt	Finance liability	Lease liability	Short-term debt	Total
Balance at April 1, 2022	$ (500)	$ 4,631	$ -	$ 38	$ 859	$ 5,028
Changes from financing cash flows						
Sinking fund installments	(46)	-	-	-	-	(46)
Sinking fund redemptions	92	-	-	-	-	92
(Decrease) in short-term indebtedness	-	-	-	-	(62)	(62)
Proceeds on long-term debt	-	677	-	-	-	677
Debt retirements	-	(228)	-	-	-	(228)
Principal repayment of finance lease obligation	-	-	-	(7)	-	(7)
Total changes from financing cash flows	46	449	-	(7)	(62)	426
Other changes						
Sinking fund earnings	(16)	-	-	-	-	(16)
Foreign exchange (gains) losses	(4)	3	-	-	-	(1)
Amortization of Premiums and discounts	-	3	-	-	-	3
Asset additions	-	-	-	5	-	5
Interest expense	-	-	-	1	-	1
Total other changes	(20)	6	-	6	-	(8)
Balance at March 31, 2023	(474)	5,086	-	37	797	5,446
Changes from financing cash flows						
Sinking fund installments	(50)	-	-	-	-	(50)
Sinking fund redemptions	37	-	-	-	-	37
(Decrease) in short-term indebtedness	-	-	-	-	(227)	(227)
Proceeds on long-term debt	-	499	-	-	-	499
Debt retirements	-	(300)	-	-	-	(300)
Proceeds on finance liability	-	-	35	-	-	35
Principal repayment of finance lease obligation	-	-	-	(7)	-	(7)
Total changes from financing cash flows	(13)	199	35	(7)	(227)	(13)
Other changes						
Sinking fund earnings	(15)	-	-	-	-	(15)
Amortization of Premiums and discounts	-	4	-	-	-	4
Asset additions	-	-	-	14	-	14
Interest expense	-	-	-	2	-	2
Total other changes	(15)	4	-	16	-	5
Balance at March 31, 2024	$ (502)	$ 5,289	$ 35	$ 46	$ 570	$ 5,438

28. FINANCIAL INSTRUMENTS

A financial instrument (Note 3.n) is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity (for example, accounts receivable/accounts payable).

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A financial instrument's fair value at a given date (including fair values of forward contracts used for hedging purposes, and other derivative positions) reflects, among other things, differences between the instrument's contractual terms and the terms currently available in the market.

The financial instruments carried at fair value are classified using a fair value hierarchy which has three levels.

Level 1: Fair value determination is based on inputs that are quoted prices in active markets for identical assets or liabilities.

Level 2: Fair value is determined using inputs, other than quoted prices in level 1 that are observable for the financial asset or financial liability, either directly or indirectly. These inputs include quoted prices for similar financial instruments in active markets, quoted price for similar instruments that are not active, and inputs other than quoted prices that are observable for the instrument. These are inputs that are derived principally from, or corroborated by, observable market data.

Level 3: Fair value is determined based on valuation models using inputs that are not based on observable market data. Unobservable inputs reflect subjective assumptions that market participants may use in pricing the investments. The investments classified as level 3 include private real estate and private infrastructure investments. Real estate and infrastructure valuations are reported by the fund managers and are based on the valuation of the underlying investments which includes inputs such as cost, operating results, capitalization rates, discounted future cash flows and market-based comparable data.

Refer to Note 29 Financial Instrument Risk Management, Market risk, for the sensitivity analysis.

(Amounts are expressed in millions of Canadian dollars except where indicated)

28. FINANCIAL INSTRUMENTS (CONTINUED)

Fair Value of Financial Instruments (Continued)

The following table is a summary of NB Power's outstanding financial instruments.

			March 31, 2024		March 31, 2023
	Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets					
Cash	1	$ 10	$ 10	$ 3	$ 3
Accounts receivable	1	412	412	504	504
Nuclear decommissioning and used fuel management fund	2-3	941	941	897	897
Sinking fund receivable	1	502	502	474	474
Derivative assets	2	85	85	139	139
Total financial assets		1,950	1,950	2,017	2,017
Financial liabilities					
Short-term indebtedness	1	570	570	797	797
Accounts payable and accrued liabilities	1	409	409	459	459
Accrued interest on short and long-term debt	1	30	30	30	30
Long-term debt	2	5,289	4,818	5,086	4,760
Derivative liabilities	2	64	64	190	190
Total financial liabilities		$ 6,362	$ 5,891	$ 6,562	$ 6,236

The estimated fair value of the long-term debt is categorized within Level 2 of the fair value hierarchy. The fair value estimate has been determined based on current market rates for publicly traded bonds. Bonds not traded in an active market are based on current market rates for bonds with similar maturities.

The fair value hierarchy for the nuclear decommissioning and used fuel management funds is outlined in the following table.

Hierarchy	2024	2023
Level 2	$ 675	$ 674
Level 3	266	223
	$ 941	$ 897

Transfers between levels 1 and 2

There were no transfers between levels 1 and 2 in 2024.

(Amounts are expressed in millions of Canadian dollars except where indicated)

28. FINANCIAL INSTRUMENTS (CONTINUED)

Hierarchy Level 3 Investment Continuity

The nuclear decommissioning and used fuel management funds have investments carried at fair value hierarchy level 3. The following table is the investment continuity of level 3.

Balance April 1, 2022	$ 173
Purchases	45
Sales	(11)
Gains recognized in net earnings - mark-to-market of fair value through profit and loss investments	16
Balance, March 31, 2023	223
Purchases	33
Sales	(4)
Gains recognized in net earnings - mark-to-market of fair value through profit and loss investments	14
Balance, March 31, 2024	$ 266

Unrealized gains recognized in net earnings on Level 3 investments	$ 14

28. FINANCIAL INSTRUMENTS (CONTINUED)

Derivative Financial Instruments Summary

Derivative financial instruments are recorded on the balance sheet at fair value. The following table summarizes the committed purchases as at March 31.

			March 31, 2024				March 31, 2023			
	Unit of measure	Maturing over (months)	Committed purchases (in millions)		Weighted average price		Committed purchases (in millions)		Weighted average price	
Foreign exchange derivatives (1)	USD	40	586.5	$	1.33	CAD	410.0	$	1.26	CAD
Heavy fuel oil derivatives (2)	barrels	15	1.2		70.66	USD	1.4		83.74	USD
Natural gas derivatives (3)	GJ	31	37.2		2.52	CAD	52.0		2.96	CAD
Coal derivatives (4)	MT	23	1.0		126.12	USD	0.2		155.48	USD
Electricity derivatives (5)	MWh	33	4.0		52.97	USD	4.5		69.90	USD
Uranium derivatives (6)	LB	12	-	$	-	USD	0.3	$	57.36	USD

(1) NB Power hedges exchange risk relating to net forecasted US dollar requirements, by entering into forward contracts to sell Canadian dollars and to acquire US dollars.

(2) NB Power hedges its anticipated exposure to changes in the cost of heavy fuel oil.

(3) NB Power hedges its anticipated exposure to changes in natural gas prices.

(4) NB Power hedges its anticipated exposure to changes in the cost of coal.

(5) NB Power hedges its anticipated exposure relating to changes in electricity prices. This is done through both sale contracts and purchase contracts.

(6) NB Power hedges its anticipated exposure to changes in uranium prices.

(Amounts are expressed in millions of Canadian dollars except where indicated)

28. FINANCIAL INSTRUMENTS (CONTINUED)

Derivatives Reconciliation to Statement of Financial Position

The following table summarizes the position of the derivative financial instruments recorded on the statement of financial position at March 31, 2024. These include

- the fair value of fixed price derivative instruments,
- the fair value of derivative instruments in hedging relationships, and
- the fair value of derivative instruments that do not qualify for hedge accounting.

The derivative financial instruments had a total net asset fair value of $21 million at March 31, 2024 from cumulative changes in fair value since inception of the instruments. Of the $21 million, $(19) million of cumulative losses on derivative financial instruments accounted for as hedges, have been recorded in accumulated other comprehensive income and $40 million has been recorded through net earnings since inception, and is reflected in retained earnings.

	Foreign exchange contracts	Natural gas contracts	Electricity contracts	Heavy fuel oil contracts	Coal contracts	Uranium contracts	2024	2023
Current derivative assets	$ 8	$ -	$ 1	$ 11	$ -	$ 9	$ 29	$ 34
Non-current derivative assets	2	18	33	1	2	-	56	105
Current derivative liabilities	-	(5)	(38)	-	(13)	(1)	(57)	(185)
Non-current derivative liabilities	-	-	(7)	-	-	-	(7)	(5)
Total assets (liabilities)	$ 10	$ 13	$ (11)	$ 12	$ (11)	$ 8	$ 21	$ (51)

(Amounts are expressed in millions of Canadian dollars except where indicated)

28. FINANCIAL INSTRUMENTS (CONTINUED)

Financial Instrument Impact on Equity

a. Derivative financial instruments impact on retained earnings

The following table illustrates the impact on retained earnings for the derivative instruments.

	Foreign exchange contracts	Electricity contracts	Heavy fuel oil contracts	Coal contracts	Uranium contracts	Total
Derivative (liability) balance, April 1, 2022	$ (1)	$ 41	$ 4	$ -	$ -	$ 44
Impact of mark-to-market gain (loss) recorded in earnings	4	(165)	(3)	-	-	(164)
Hedge ineffectiveness	-	(5)	-	-	-	(5)
Settlements	11	155	(11)	-	-	155
Derivative asset (liability) balance, March 31, 2023	14	26	(10)	-	-	30
Impact of mark-to-market gain (loss) recorded in earnings	(25)	(9)	27	-	8	1
Hedge ineffectiveness	-	(2)	-	-	-	(2)
Settlements	13	12	(14)	-	-	11
Derivative asset (liability) balance, March 31, 2024	$ 2	$ 27	$ 3	$ -	$ 8	$ 40

(Amounts are expressed in millions of Canadian dollars except where indicated)

28. FINANCIAL INSTRUMENTS (CONTINUED)

b. Derivative financial instruments that qualify for hedge accounting impact on accumulated other comprehensive income

The impact of financial instruments on accumulated other comprehensive income is comprised of

- the fair value of the derivative financial instruments that qualify for hedge accounting, and
- the settlement of the interest rate swaps which are amortized over the life of the corresponding debt.

The following table illustrates the impact of the cash flow hedges on accumulated other comprehensive income (AOCI).

	Foreign exchange contracts	Natural gas contracts	Electricity contracts	Heavy fuel oil contracts	Coal contracts	Uranium contracts	AOCI - derivative financial instruments
Balance, April 1, 2022	$ (2)	$ 98	$ 130	$ 32	$ -	$ 9	$ 267
Impact of mark-to-market gains (losses)	37	(29)	(453)	(22)	(4)	(4)	(475)
Reclassification to income of settled derivatives designated as cash flow hedges	(14)	(29)	192	(16)	-	(6)	127
Balance, March 31, 2023	21	40	(131)	(6)	(4)	(1)	(81)
Impact of mark-to-market gains (losses)	3	(47)	(208)	15	(6)	11	(232)
Reclassification to income of settled derivatives designated as cash flow hedges	(16)	20	301	-	(1)	(10)	294
Balance, March 31, 2024	$ 8	$ 13	$ (38)	$ 9	$ (11)	$ -	$ (19)

(Amounts are expressed in millions of Canadian dollars except where indicated)

29. FINANCIAL INSTRUMENT RISK MANAGEMENT

NB Power is exposed to a number of risks arising from its use of financial instruments. NB Power is or may be subject to certain risks including credit, market, and liquidity risk. The Board of Directors has overall responsibility for the establishment and oversight of NB Power's risk management framework. Financial instrument risk management strategies may expose NB Power to further gains or losses, but serve to stabilize future cash flows, reduce the volatility of operating results, and increase overall financial strength. Individual risks and NB Power's approach to managing such risks are discussed as below.

Credit risk

Credit risk is a risk that a financial loss will occur due to a counterparty failing to perform its obligations under the terms of a financial instrument.

Managing credit risk

To manage credit risk, NB Power

- conducts a thorough assessment of counterparties prior to granting credit, and
- actively monitors the financial health of its significant counterparties, and the potential exposure to them on an on-going basis.

The following is a summary of the fair value of NB Power's financial instruments that are exposed to credit risk.

Financial assets	2024 Fair value	2023 Fair value
Cash	$ 10	$ 3
Accounts receivable	412	504
Nuclear decommissioning and used fuel management funds	941	897
Sinking fund receivable	502	474
Derivative assets	85	139
	$ 1,950	$ 2,017

Cash

The credit risk associated with cash is considered to be low as the funds are deposited with Canadian chartered banks.

Accounts receivable

Accounts receivable are largely a combination of receivables from residential and commercial in-province and out-of-province customers. To reduce credit risk, NB Power monitors outstanding receivables and pursues collection of overdue amounts.

Certain derivative financial instruments contracts require the customer to provide NB Power collateral when the fair value of the obligation is in excess of the credit limit.

(Amounts are expressed in millions of Canadian dollars except where indicated)

29. FINANCIAL INSTRUMENT RISK MANAGEMENT (CONTINUED)

Credit risk (Continued)

The following table provides information about the exposure to credit risk and expected credit losses for trade and unbilled revenue from individual customers at March 31, 2024.

	Weighted-average loss rate 2024	Weighted-average loss rate 2023	Carrying amount	Loss allowance
Trade				
Current	0.33%	0.32%	$ 202	$ 1
31 - 60 days	8.61%	8.86%	5	-
61 - 90 days	23.67%	35.10%	1	-
91 - 365 days	41.41%	47.29%	1	1
Greater than 365 days	-%	-%	1	-
			210	2
Unbilled revenue	0.20%	0.64%	173	-
Other receivables			32	1
Expected credit loss allowance			(3)	-
			$ 412	$ 3

Loss rates are based on actual credit loss past experience and are adjusted to reflect differences between current and historical economic conditions. The expected credit loss has been adjusted to reflect current assumptions on expected customer defaults. Economic factors such as high inflation, uncertainty due to world events, and possible changes to customer spending were taken into consideration in this assessment. There are no expected credit losses for out-of-province and transmission receivables as there are no significant write-offs nor is there any expectation of any.

Expected credit loss allowance is reviewed on a regular basis and based on the estimate of outstanding accounts that are at risk of being uncollectable.

29. FINANCIAL INSTRUMENT RISK MANAGEMENT (CONTINUED)

Credit risk (Continued)

The movement in the expected credit loss, in respect to trade receivables and contract assets, during the year is described in the following table.

Reconciliation of expected credit loss		2024		2023
Balance at April 1	$	4	$	4
Amounts written off		(2)		(5)
Net measurement of loss allowance		2		5
Bad debts recovery during the year		(1)		-
Balance at March 31	$	3	$	4

Concentration of credit risk

No significant concentration of credit risk exists within accounts receivable as the receivables are spread across numerous in-province and out-of-province customers. In certain circumstances, NB Power holds deposits or requires letters of credit.

Sinking fund receivable

NB Power pays one per cent of its outstanding debt annually into a sinking fund administered by the Province of New Brunswick. These payments are invested in cash and fixed income securities and managed by the Province of New Brunswick. The amount will be received from the Province when the corresponding debt issues mature.

Concentration of credit risk

There is a high concentration of credit risk at March 31, 2024 in relation to the sinking fund receivable, as the receivable is from one counterparty. Since the counterparty is the Province of New Brunswick, which is the Shareholder of NB Power, the associated credit risk is considered to be low. The Province of New Brunswick bears the credit risk for the investments.

Derivative assets

NB Power only enters into derivative financial instrument transactions with highly credit-worthy counterparties. All of the counterparties with which NB Power has outstanding positions have investment grade credit ratings assigned to them by external rating agencies.

NB Power

- monitors counterparty credit limits on an ongoing basis, and
- requests collateral for exposures that exceed assigned credit limits.

(Amounts are expressed in millions of Canadian dollars except where indicated)

29. FINANCIAL INSTRUMENT RISK MANAGEMENT (CONTINUED)

Credit risk (Continued)

Concentration of credit risk

There is a concentration of credit risk at March 31, 2024 in relation to derivative assets, as the bulk of the derivative asset balance is tied to a small number of counterparties. However, since the majority of the amount is associated with counterparties that are Canadian chartered banks and other reputable financial institutions, the associated credit risk is considered to be low. In certain circumstances, NB Power holds deposits or requires letters of credit. At March 31, 2024, NB Power held collateral of $5 million (2023 - $7 million).

Nuclear decommissioning and used fuel management funds

NB Power limits its credit risk associated with the bonds held in the nuclear decommissioning, used fuel management funds and the nuclear fuel waste trust fund. The current portfolio is comprised of investment grade ratings of BBB or above for longer-term securities and R-1 for short-term debt. The following table outlines the allocation of the maximum credit exposure by investment grade ratings.

Maximum credit exposure	AAA	AA	A	BBB	R - 1	Other	2024	2023
Used fuel management fund	$ 9	$ 11	$ 8	$ 9	$ 1	$ 4	$ 42	$ 27
Nuclear decommissioning fund	42	54	44	49	4	5	198	133
Nuclear Fuel Waste Trust	49	60	45	49	2	-	205	192
	$ 100	$ 125	$ 97	$ 107	$ 7	$ 9	$ 445	$ 352

Market risk

Market risk is the risk that NB Power's earnings or financial instrument values will fluctuate due to changes in market prices.

NB Power is exposed to a variety of market price risks such as changes in:
- foreign exchange rates,
- interest rates,
- commodity prices,
- private real estate capitalization rates,
- changes in per unit net asset values in private equity funds, and
- changes in valuations in infrastructure funds.

NB Power manages the foreign exchange rates, interest rates, and commodity price exposures through the use of forwards and other derivative instruments in accordance with Board-approved policies. Higher commodity prices and supply disruptions have resulted in high inflation rates and increased volatility in the markets. The fair values at March 31, 2024 for level 1 and level 2 investments, reflect the market rates and prices at that date.

29. FINANCIAL INSTRUMENT RISK MANAGEMENT (CONTINUED)

Market risk (Continued)

The nuclear decommissioning and used fuel management funds are managed by Vestcor Investment Management Corporation. The funds are invested in NBIMC unit trusts and direct interests in private real estate and infrastructure investments. The Nuclear Fuel Waste Trust is invested in NBIMC unit trusts. The NBIMC unit trusts invest in fixed income securities, and domestic and international equities. These are subject to market risk and will fluctuate in value due to changes in market prices. These funds are in place to cover the expected expenditures related to the nuclear decommissioning and used fuel management obligations. The nature of the investments and level of market risk are consistent with the long-term nature of the related liability.

The following table provides a sensitivity analysis which shows the dollar value impact of small changes in various market rates and prices. The amounts shown are derived from outstanding financial instruments that existed at March 31, 2024.

	Impact on earnings	Impact on other comprehensive income
Exchange and interest rates		
1% change in CAD/USD exchange rate	$ 3	$ 6
0.25% change in short-term debt rates	1	-
1 % change in investment yields	28	-
Commodity prices		
$5/bbl change in the price of heavy fuel oil	-	6
$1/GJ change in natural gas prices	-	35
$5/metric tonne change in coal prices	-	5
$5/MWh changes in electricity prices	-	20
Private real estate, infrastructure and private equity investments		
0.25% change in discount rate	6	-
Infrastructure valuation range	$ 5	$ -

For private infrastructure investments, the most significant input into the calculation of fair value level 3 investments is the discount rate applied to expected future cash flows. Where such investments are held within managed funds, the discount rate assumptions are not readily available. The table above discloses the impact on earnings based on the difference between the estimated fair value of the funds between the low and high end of possible values.

Liquidity risk

Liquidity risk is a risk that NB Power will have difficulty or be unable to meet its financial obligations associated with financial liabilities.

(Amounts are expressed in millions of Canadian dollars except where indicated)

29. FINANCIAL INSTRUMENT RISK MANAGEMENT (CONTINUED)

Liquidity risk (Continued)

NB Power forecasts its financing requirements on a consistent basis so that it can plan and arrange for financing to meet financial obligations as they come due. The following table summarizes the contractual maturities of NB Power's financial liabilities at March 31, 2024 and in future years.

			Timing of contractual cash flows				
Financial liability	Carrying amount	Contractual cash flows	< 2 months	2 - 12 months	2026	2027 - 2029	2030 and thereafter
Short-term indebtedness	$ 570	$ 570	$ 570	$ -	$ -	$ -	$ -
Accounts payable and accrued liabilities	409	409	409	-	-	-	-
Accrued interest	30	30	2	28	-	-	-
Derivative liabilities	64	64	32	24	8	-	-
Long-term debt	5,289	5,275	-	50	200	520	4,505
Interest on long-term debt	-	3,711	2	190	189	549	2,781
	$ 6,362	$10,059	$ 1,015	$ 292	$ 397	$ 1,069	$ 7,286

NB Power believes it has the ability to generate sufficient funding to meet these financial obligations.

30. RELATED PARTY TRANSACTIONS

The Province of New Brunswick and NB Power Holding are related parties of NB Power as outlined in Note 1. NB Power is related through common ownership with all provincial departments, agencies, and Crown Corporations.

Sinking Fund Receivable

At March 31, 2024 NB Power has a sinking fund receivable from the Province of New Brunswick of $502 million (2023 - $474 million) (Note 10).

Debt

NB Power has debt payable to the Province of New Brunswick (Notes 12 and 13).

Payments to the Province of New Brunswick

During the year, NB Power made payments to the Province of New Brunswick for property taxes, utility taxes, and right of way taxes of $49 million (2023 - $50 million) (Note 25).

(Amounts are expressed in millions of Canadian dollars except where indicated)

30. RELATED PARTY TRANSACTIONS (CONTINUED)

Key Management and Board Compensation

The compensation paid or payable to key management (defined as executive officers) and the Board of Directors is shown below.

	2024	2023
Salaries and short-term employee benefits	$ 5	$ 5
Post-employment expense	1	2
	$ 6	$ 7

31. COMMITMENTS, CONTINGENCIES AND GUARANTEES

This details the commitments, contingencies and guarantees in place at NB Power.

	2025	2026	2027	2028	2029	2030 and thereafter
Fuel contracts	$ 88	$ 88	$ 107	$ 107	$ 107	$ 869
Committed capital expenditures	204	32	25	-	-	-
Operating leases	1	1	-	-	-	-
Other commitments	19	12	9	10	10	21
	$ 312	$ 133	$ 141	$ 117	$ 117	$ 890

(Amounts are expressed in millions of Canadian dollars except where indicated)

31. COMMITMENTS, CONTINGENCIES AND GUARANTEES (CONTINUED)

Power purchase agreements

NB Power has entered into power purchase arrangements to purchase electricity at predetermined rates. These arrangements are assessed as to whether they contain leases that convey the right to NB Power to use the projects' property, plant and equipment in return for future payments. They are described below.

Duration of agreement (years)	End date	Amount of energy	Agreement to purchase
7	2026	99 MW	all the electrical energy of a wind generation facility
8	2026	42 MW	all the electrical energy of a wind generation facility
10	2035	90 MW	all the capacity and electrical energy produced by a co-generation facility
2	2025	15	all the capacity and electrical energy produced by a co-generation facility
30	2027	39 MW	all the capacity and electrical energy from a co-generation facility
20	2029	48 MW	all the electrical energy of a wind generation facility
20	2029	51 MW	all the electrical energy of a wind generation facility
20	2032	9 MW	all of the capacity, energy, and environmental attributes generated by the generating stations
37	2045	96 MW	all the electrical energy of a wind generation facility
25	2034	45 MW	all the electrical energy of a wind generation facility
35	2045	54 MW	all the electrical energy of a wind generation facility
35	2045	17 MW	all the electrical energy of a wind generation facility
25	2044	18 MW	all the electrical energy of a wind generation facility
30	2049	20 MW	all the electrical energy of a wind generation facility
Various	Various	37 MW	all the electrical energy of other renewables - Canada
Various	Various	50 MW	all the electrical energy of other renewables - United States

Energy Sales and Transmission Rights Assignment Agreement

NB Power entered into an energy sales and transmission rights assignment agreement which expires in 2040. NB Power is committed to purchase 2 million MWh a year at the market price at the time of the purchase.

Gypsum Contract

NB Power entered into a 21.5 year contract expiring in 2026 to supply specified quantities of synthetic gypsum to a third party. In the event of a production shortfall, NB Power must compensate the third party for any shortfall. The compensation paid, if required, is based on the contracted quantity of gypsum at fixed price. The fixed price is escalated each year by the Consumer Price Index.

31. COMMITMENTS, CONTINGENCIES AND GUARANTEES (CONTINUED)

Large Industrial Renewable Energy Purchase Program

NB Power purchases electricity from renewable sources, such as biomass and river hydro, from qualifying large industrial customers who have renewable electricity generating facilities located in New Brunswick.

The program is included in the *Electricity Act* under the renewable portfolio standard regulation. There are four program agreements in place. From April 1, 2023 to March 31, 2024, 311 GWh (2023 - 328 GWh) of qualified renewable energy was purchased under the program.

The Large Industrial Renewable Energy Purchase Program allows NB Power to purchase renewable energy generated by its largest customers at a set rate. This renewable energy will count towards meeting the Province of New Brunswick's renewable energy targets.

Legal proceedings

There are ongoing legal proceedings in which NB Power has been named as one of the defendants related to a land claim filed by the members of the Wolastoqey Nation declaring that the Wolastoqey Nation has Aboriginal title to the lands identified in the claim as the traditional lands of the Wolastoqey in New Brunswick. The defendants have brought several motions before the Court in the current fiscal year, some of which have been adjudicated and others that are still pending, which either have or should result in a narrowing of the issues before the Court. It is expected that Statements of Defences will not be filed by any of the defendants until all of the motions are resolved.

NB Power may, from time-to-time, be involved in legal proceedings, claims and litigations that arise in the ordinary course of business. NB Power believes these would not reasonably be expected to have a material adverse effect on the financial condition of NB Power.

Statistical Overview

Statement of Generation[1]

(millions of kWh)

	2023/24	2022/23	2021/22	2020/21	2019/20
Hydro	3,393	3,224	2,393	2,652	2,700
Thermal	1,883	3,487	3,211	2,196	3,118
Nuclear	5,424	3,545	5,450	4,399	5,404
Combustion turbine	1,454	305	603	793	14
Purchases	13,400	12,569	9,367	8,714	8,417
Gross generation and purchases	**25,554**	**23,130**	**21,024**	**18,754**	**19,653**
Station service	613	570	652	540	627
Net generation and purchases	**24,941**	**22,560**	**20,372**	**18,214**	**19,026**
Losses - transformer and transmission	589	586	560	610	588
Total energy available for distribution	**24,352**	**21,974**	**19,812**	**17,604**	**18,438**

Statement of Sales

(millions of kWh)

	2023/24	2022/23	2021/22	2020/21	2019/20
Wholesale	1,056	1,153	1,179	1,159	1,219
Industrial	4,790	4,649	4,438	4,199	4,285
General service	2,281	2,235	2,236	2,152	2,313
Residential	5,375	5,221	5,363	5,159	5,236
Streetlights and unmetered	55	57	58	44	44
Total in-province sales	**13,557**	**13,315**	**13,274**	**12,713**	**13,097**
Out-of-province sales	10,513	8,363	6,175	4,576	5,049
Total sales	**24,070**	**21,678**	**19,449**	**17,289**	**18,146**
Distribution losses	282	296	363	315	292
Total energy distributed and sold	**24,352**	**21,974**	**19,812**	**17,604**	**18,438**

[1] Certain comparative figures have been reclassified to conform to the current year's presentation

Statement of Revenue

(in millions)

	2023/24	2022/23	2021/22	2020/21	2019/20
Wholesale	$ 112	$ 115	$ 116	$ 112	$ 116
Industrial	380	396	364	312	312
General service	323	301	294	276	297
Residential	761	703	701	669	669
Streetlights and unmetered	30	28	27	26	26
Total in-province sales of electricity	1,606	1,543	1,502	1,395	1,420
Out-of-province sales	1,268	1,245	558	368	428
Total sales of electricity	2,876	2,788	2,060	1,763	1,848
Miscellaneous	94	139	138	71	76
Total revenue	$ 2,968	$ 2,927	$ 2,198	$ 1,834	$ 1,924

Statement of In-Province Generation

(millions of kWh)

	2023/24	2022/23	2021/22	2020/21	2019/20
Hydro	3,144	3,181	2,208	2,280	2,501
Coal and petroleum coke	1,179	2,302	1,840	1,412	1,774
Natural gas	1,298	293	572	753	286
Heavy fuel oil and diesel	96	495	488	200	44
Nuclear	4,820	3,122	4,832	3,894	4,814
Purchases	3,986	4,821	4,151	4,984	4,454
Net generation and purchases	14,523	14,214	14,091	13,523	13,873
Losses - transformer and transmission	515	513	560	610	588
Total energy available for distribution	14,008	13,701	13,531	12,913	13,285

Operating Statistics

	2023/24	2022/23	2021/22	2020/21	2019/20
Transmission lines - km	6,902	6,868	6,870	6,875	6,905
Distribution lines - km	21,829	21,717	21,562	21,434	21,358
Residential customers	353,684	347,032	341,962	335,449	331,135
Industrial customers	1,864	1,866	1,853	1,814	1,805
General service customers	28,185	27,808	27,492	27,041	26,787
Non-metered customers	2,697	2,712	2,759	2,770	2,786
Direct customers	386,430	379,418	374,066	367,074	362,513
Indirect customers	46,626	46,365	46,063	45,710	47,381
Total customers	**433,056**	**425,783**	**420,129**	**412,784**	**409,894**
Positions - regular	2,759	2,608	2,603	2,576	2,569
Positions - temporary	211	172	185	109	109
Total positions	**2,970**	**2,780**	**2,788**	**2,685**	**2,678**

Statement of Earnings Summary

(in millions)

	2023/24	2022/23	2021/22	2020/21	2019/20
Sales of electricity - In-province	$ 1,606	$ 1,543	$ 1,502	$ 1,395	$ 1,420
Sales of electricity - Out-of-province	1,268	1,245	563	371	430
Miscellaneous revenue	94	139	138	72	78
Fuel and purchased power	(1,589)	(1,984)	(988)	(806)	(781)
Operations, maintenance and administration	(622)	(576)	(537)	(508)	(529)
Depreciation and amortization	(354)	(351)	(344)	(321)	(318)
Taxes	(49)	(50)	(51)	(49)	(47)
Finance costs	(309)	(280)	(248)	(235)	(299)
Sinking funds and other investment income	15	21	13	(4)	46
Mark-to-market of fair value through profit and loss investments	61	16	95	94	(4)
Net changes in regulatory balances	(114)	234	(14)	(14)	(12)
Net earnings (loss)	$ 7	$ (43)	$ 129	$ (5)	$ (16)

Statement of Financial Position Summary March 31

(in millions)

Assets

	2023/24	2022/23	2021/22	2020/21	2019/20
Current assets	$ 802	$ 858	$ 932	$ 522	$ 546
Property, plant and equipment	4,810	4,670	4,645	4,741	4,679
Other non-current assets	1,568	1,552	1,571	1,313	1,420
Total assets	7,180	7,080	7,148	6,576	6,645
Regulatory balances	907	1,021	787	858	872
Total assets and regulatory balances	$ 8,087	$ 8,101	$ 7,935	$ 7,434	$ 7,517

Liabilities and Shareholder's Equity

(in millions)

	2023/24	2022/23	2021/22	2020/21	2019/20
Current liabilities	$ 1,127	$ 1,796	$ 1,498	$ 1,385	$ 1,500
Long-term debt	5,239	4,786	4,406	4,334	4,447
Other non-current liabilities	1,315	1,185	1,315	1,398	1,279
Lease liability	39	32	33	26	2
Decommissioning and used fuel management liability	1,069	987	1,114	1,161	1,072
Post-employment benefits	99	101	108	126	113
Provisions for other liabilities and charges	66	60	57	57	57
Finance Liability	35	-	-	-	-
Derivative liabilities	7	5	3	29	35
Shareholder's equity	406	334	716	317	291
Total liabilities and shareholder's equity	$ 8,087	$ 8,101	$ 7,935	$ 7,434	$ 7,517

Cash Flow Summary

(in millions)

	2023/24	2022/23	2021/22	2020/21	2019/20
Cash receipts from customers	$ 3,056	$ 2809	$ 2,091	$ 1,835	$ 1,953
Cash paid to suppliers and employees	(2,354)	(2,522)	(1,561)	(1,316)	(1,337)
Interest paid	(257)	(228)	(208)	(228)	(245)
Operating activities	452	65	321	291	371
Investing activities	(432)	(540)	(337)	(319)	(367)
Financing activities	(13)	426	65	28	(5)
Net cash (outflow) inflow	**7**	**(49)**	**49**	**-**	**(1)**
Cash					
Beginning of year	**3**	**52**	**3**	**3**	**4**
End of year	**$ 10**	**$ 3**	**$ 52**	**$ 3**	**$ 3**

Finance Costs and Investment Income

(in millions)

	2023/24	2022/23	2021/22	2020/21	2019/20
Interest on long-term and short-term debt	$ (225)	$ (202)	$ (178)	$ (182)	$ (211)
Accretion	(50)	(50)	(47)	(44)	(40)
Debt portfolio management fee	(35)	(32)	(32)	(32)	(32)
Foreign exchange (gains) losses	-	(2)	5	21	(20)
Interest on post-employment benefits	(5)	(5)	(5)	(5)	(4)
Interest capitalized during construction	11	14	9	7	8
Amortization of premiums and discounts on long-term debt	5	(3)	-	-	-
Finance costs	(309)	(280)	(248)	(235)	(299)
Sinking funds and other investments income	(15)	21	13	(4)	46
Mark-to-market of fair value through profit and loss investments	61	16	46	95	(4)
Finance costs and investment income	$ (233)	$ (243)	$ (189)	$ (144)	$ (257)

Financial Ratios

	2023/24	2022/23	2021/22	2020/21	2019/20
Gross margin	45 %	29 %	52 %	55 %	58 %
Operating cash flow / total debt[1]	8 %	1 %	7 %	6 %	8 %
Per cent of debt in capital structure[2]	93 %	94 %	87 %	94 %	94%
Interest coverage ratio[3]	1.36	(0.15)	1.34	0.72	1.04

Other Statistics

	2023/24	2022/23	2021/22	2020/21	2019/20
Rate increase	5.7 %	2.0 %	- %	1.8 %	2.5 %
CPI (New Brunswick)	2.8 %	7.1 %	3.8 %	0.2 %	1.7 %
GDP increases (New Brunswick)[4]	1.1 %	1.8 %	5.3 %	(3.7)%	1.2 %
Capital expenditures (millions)[5]	$ 421	$ 527	$ 334	$ 316	$ 361
Change in total debt (millions)	$ (59)	$ 468	$ 9	$ 9	$ (20)
Per cent breakdown of long-term debt					
Canadian dollar	100.0 %	100.0 %	97.3 %	97.3 %	92.8 %
US dollar	- %	- %	2.7 %	2.7 %	7.2 %
Weighted average coupon interest rate	3.7 %	3.5 %	3.7 %	3.7 %	4.1 %
Canadian Dollar - March 31	0.738	0.739	0.800	0.795	0.705

[1] Operating cash flow / total debt = operating cash flow / debt, where debt = (long-term debt + short-term indebtedness - sinking funds receivable - cash)

[2] Per cent of debt in capital structure = debt / (debt + equity), where debt = (long-term debt + short-term indebtedness - sinking funds receivable - cash)

[3] Interest coverage ratio = operating earnings / interest expense, where interest = (interest on long-term and short-term debt, and guarantee fee)

[4] The Provincial Government restated its GDP growth rates for the past years

[5] Capital expenditures include cash paid on business combinations and are net of proceeds on disposal

Capital Management

(in millions)

	2023/24	2022/23	2021/22	2020/21	2019/20
Long-term debt	$ 5,289	$ 5,086	$ 4,631	$ 4,734	$ 4,825
Short-term indebtedness	570	797	859	608	691
Total debt	5,859	5,883	5,490	5,342	5,516
Sinking fund receivable	(502)	(474)	(500)	(410)	(593)
Cash	(10)	(3)	(52)	(3)	(3)
Total net debt	**5,347**	**5,406**	**4,938**	**4,929**	**4,920**
Retained earnings	509	502	545	465	473
Accumulated other comprehensive (loss) income (AOCI)	(103)	(168)	171	(148)	(182)
Total capital	**5,753**	**5,740**	**5,654**	**5,246**	**5,211**
Total capital excluding AOCI	**$ 5,856**	**$ 5,908**	**$ 5,483**	**$ 5,394**	**$ 5,393**
Percentage of net debt in capital structure	93 %	94 %	87 %	94 %	94 %
Percentage of net debt in capital structure (excluding AOCI)	91 %	92 %	90 %	91 %	91 %

Accountability Reporting

Mandate Letter

As prescribed in the *Accountability and Continuous Improvement Act*, NB Power receives direction in the form of a mandate letter from the Minister of Natural Resources and Energy Development.

NB Power's most recent mandate letter calls for focus on expectations and priorities. NB Power strives to achieve the objectives set out in its mandate letter.

Expectations

Reducing Greenhouse Gas

Work with the province to reduce greenhouse gas emissions and minimize the impact of carbon price, considering impacts to electricity rates.

Status Update

NB Power focused on several initiatives developed to lower its carbon footprint while remaining committed to affordability and energy security. NB Power minimized its greenhouse gas emissions by diversifying and optimizing its generation mix with additional non-emitting sources and sought solutions to reduce its coal-fired generation, considering its impacts to electricity rates. In addition, NB Power continued to explore alternative non-emitting generation and technology options of the future such as small modular reactors (SMRs).

NB Power also entered into a Power Purchase Agreement with Neweg Wind Energy to supply 25 MW of wind energy, beginning in 2025. NB Power continues to work to formalize other partnerships with First Nations Communities on additional renewable energy projects.

Energy Efficiency

Continue to deliver maximum benefit, highest-value energy efficiency programs for all sectors and for all fuels where funding is provided with minimal market direction.

In addition to the requirements set out in the *Energy Efficiency Regulation – Electricity Act*, provide quarterly and annual reports to the Minister on all energy efficiency programs and initiatives as well as greenhouse gas reductions.

Continue to be the delivery agent for the Plug-In NB electric vehicle rebate program and the Enhanced Energy Savings Program and adapt the programs as funding and direction is provided.

Status Update

NB Power continued to mature service offerings aimed at reducing the demand for energy and providing savings to customers. These services continued to be available for all classes of customers and for all fuel types used in the province.

Working with the Province, NB Power secured long-term funding for all-fuels energy efficiency programs to achieve further efficiency gains. Throughout 2023/24, NB Power reported quarterly and annually to the Minister on all energy efficiency programs, initiatives and spending as well as greenhouse gas emissions.

NB Power also continued in 2023/24 as the delivery agent for the Plug-In NB electric vehicle rebate program, adapting the program to align with funding and direction from the province.

Climate Change Action Plan

Continue to support the Department of Environment and Local Government and Climate Change Canada in achieving its Climate Change Action Plan goals, including creating additional opportunities for clean electricity development. This will include reopening the Embedded Generation Program and creating opportunities for additional community renewable energy projects.

Status Update

NB Power continued to support the Department of Environment and Local Government in achieving its Climate Change Action Plan goals, including creating additional opportunities for clean electricity development and continued collaboration with the federal government.

NB Power increased participation opportunities by finalizing a power purchase agreement with the initial successful proponent to provide cost-effective renewable and energy storage solutions. It also strengthened plans and continued to pursue new initiatives identified in the *2023 Integrated Resource Plan – Pathways to Net-Zero* to achieve a net-zero supply of electricity by 2035.

In December 2023, the province released *Powering our Economy and the World with Clean Energy*. The strategy aligns with New Brunswick's Climate Change Action Plan, Action 7. NB Power continues to support the objectives under the Climate Change Action Plan by studying the role of both grid-scale and distributed renewable energy, supporting the development of SMRs, strengthening investments in demand side management programs, exploring alternative fuels at Belledune Generating Station to eliminate coal use by 2030 and exploring regional partnerships, including opportunities for investment in inter-provincial transmission.

Over the course of 2023/24, NB Power invested $20.5 million in Climate Change funds provided by the Government of New Brunswick to support objectives outlined in New Brunswick's Climate Change Action Plan. NB Power applied the funding to various initiatives and

- launched a Fuel Savings Transportation Program aimed to provide financial support to help the owners and authorized operators of transportation businesses offset the costs of fuel-saving devices and products
- expanded New Brunswick's existing electric vehicle charging infrastructure by installing fast chargers in needed areas and increasing the number of incentives for businesses to install their own chargers
- developed and implemented a plan to reduce financial barriers for moderate-income households undertaking energy efficiency upgrades
- supported the Enhanced Energy Savings Program to help New Brunswick households with combined incomes of less than $70,000 reduce their energy use and costs by targeting homes in need of energy efficiency upgrades
- supported energy efficiency programs for First Nation Communities
- supported energy efficiency programs for Non-Profit Housing
- supported energy efficiency programs for Social Development Housing

First Nations

Work through the Department of Indigenous Affairs for advice and support on the Crown's Duty to Consult obligations throughout all initiatives.

Status Update

NB Power recognizes the distinct value, culture and significance of First Nations and is committed to fostering positive and productive relationships with First Nations in New Brunswick. NB Power senior management met regularly with First Nations communities to discuss priorities and how best to advance them in a mutually beneficial way. Priority topics included renewable wind energy development, First Nations employment and First Nations procurement opportunities. NB Power continued to apply its First Nation Strategic Approach to enhance and complement corporate policies and guide the utility in its relationships with First Nations. Throughout all initiatives, NB Power regularly worked with the Department of Indigenous Affairs and consultation staff regarding the duty to consult and the Province's Initiative Intake Process.

Community Collaboration

Continue to work with communities in the province, with a particular focus on First Nations to provide opportunities to collaborate and partner in the electricity sector.

Status Update

NB Power continued to actively work with communities and First Nations throughout New Brunswick to provide opportunities to collaborate and partner in the electricity sector. This includes the continued partnership on the Shediac Smart Energy Community Project to test advanced smart grid solutions and operate NB Power's first grid-connected solar farm.

NB Power also worked collaboratively to understand unique community needs, build capacity and advise or develop energy solutions, including energy efficiency solutions. In addition, NB Power continued its ongoing dialogue with First Nations communities on all important matters, including ongoing hydro operations and key initiatives including the advancement of renewable energy project development and SMRs. In response to the Request for Expression of Interest, NB Power also entered into a 30-year Power Purchase Agreement for the Neweg Energy Project.

Priority Areas

Debt Reduction

Make plans to achieve the equity target of at least 20 per cent equity by March 31, 2029 through a combination of cost minimization and other appropriate mechanisms that will, consistent with the equity target, maintain rates as low as practicable. NB Power is to incorporate the directive to achieve the Equity Target by March 31, 2029, into its forecast operating budgets, capital expenditures and rate forecasts for each of the 2024/25 through 2026/27 fiscal years.

Status Update

NB Power submitted as part of its General Rate Application to the Energy and Utilities Board (EUB) a plan to achieve the equity target by March 31, 2029. NB Power has developed a three-year Strategic, Financial and Capital Investment Plan to reflect that commitment through cost reductions, the rationalization and prioritization of capital investment requirements and required rate increases, with targets established for each year. These actions have been balanced with ensuring NB Power continues to deliver safe, reliable energy, providing energy security for New Brunswickers while remaining committed to keeping rates as low as possible. The EUB decision on rates will impact this action.

In addition, NB Power explored alternative financial options for upcoming initiatives such as Mactaquac and new partnerships, including the partnership with Neweg Wind Energy for cost-effective renewable energy and the potential partnership with Ontario Power Generation.

Point Lepreau Nuclear Generating Station Improvement Plan

Present a plan before October 31, 2023 to improve the reliability of the Point Lepreau Nuclear Generating Station (PLNGS) and ensure there are measurable targets and timelines.

Status Update

Nuclear is a very important part of NB Power and New Brunswick's past, present and future. In order to maintain the confidence of the public, regulators and the industry, NB Power must maintain strong, consistent performance of all assets, including PLNGS. NB Power prepared an improvement plan with the support of industry experts and peers, and submitted it to the Department of Natural Resources and Energy Development as directed. Through execution of the recovery plan, NB Power has seen improved reliability of the Station, which achieved a capacity factor of 87 per cent in 2023/24. NB Power also continued to explore a partnership model to help resolve long-standing issues and improve performance.

Small Modular Reactors

Continue the ongoing support and advancement of the small modular reactors cluster with the various counterparties and support efforts to acquire federal funding for first-of-a-kind reactors at the Point Lepreau Nuclear Generating Station site.

Status Update

The Province of New Brunswick has identified SMRs as a future industry for New Brunswick and a key part of a net-zero electric grid. Throughout the year, NB Power in partnership with the Department of Natural Resources and Energy Development continued to provide oversight to the development of small modular reactors in the province. Working with project developers, NB Power and the Province provided oversight of progress against the project schedule and adherence to deliverables, financial status, risk management and approval of items as specified in applicable funding agreements. NB Power continued to support the advancement of the SMR cluster with the various counterparties and explored collaboration opportunities and the expansion of existing partnerships. While NB Power also supported efforts to acquire federal funding for first-of-a-kind reactors at the PLNGS site, delays in funding for vendors is delaying project targets.

New Brunswick Energy Marketing

Continue to honour the mandate of the New Brunswick Energy Marketing Corporation to carry out the business of importing and exporting energy, establishing targets for each fiscal year.

Status Update

New Brunswick Energy Marketing continues to be active in the business of importing and exporting electricity and related products and services to help NB Power meet its commitment to affordability for New Brunswickers. NB Power built gross margin targets into the budget submitted as part of its 2024/25 General Rate Application submitted to the EUB for review. NB Energy Marketing remains focused on preserving existing customers while exploring opportunities to expand in other evolving energy-related markets, leveraging its geographical advantage.

Performance Against Our Plan

Business Plan Key Performance Indicators

In order to evaluate our progress against the longer-term objectives of the strategic plan and the near-term objectives and goals set out in the Business Plan, NB Power maintains enterprise key performance indicators to provide visibility into NB Power's performance.

In 2023/24, NB Power measured and reported performance quarterly against key performance indicators that tracked our progress and the achievement of our targets.

2023/24 Measures		Actual	Target	Results
Net Earnings ($ millions)		7	16	Red
Net Capital Expenditures ($ millions)		425	395	Yellow
Change in Net Debt ($ millions)		(59)	25	Green
Customer Satisfaction Score	↑ is better	708	≥725	Grey
System Average Interruption Duration Index (SAIDI)	↓ is better	6.52	5.40	Red
System Average Interruption Frequency Index (SAIFI)	↓ is better	2.17	2.15	Grey
Nuclear Net Capacity Factor (%)	↑ is better	87	89	Grey
Per cent Renewables (Renewable Portfolio) (%)	↑ is better	45	35	Green
Investments in Critical Grid Modernization Projects ($ millions)		21	42	Red
Electricity Savings from Energy Efficiency Programs (GWh)	↑ is better	69	69	Green
Total Recordable Injury Frequency Rate	↓ is better	1.06	0	Red

Green: Met or exceeded target · Grey: Worse than target by <=5% · Yellow: Worse than target by >5% · Red: Worse than target by >10%

Throughout the year, our operational performance was strong. We saw improved performance at the Point Lepreau Nuclear Generating Station and benefited from above-average hydro flows. Increased out-of-province sales volumes continued to provide value to New Brunswick customers by generating revenue to offset costs.

Early indications were that we would exceed our net earnings target. However, we fell short after experiencing several significant weather events during 2023/24, particularly two back-to-back wind and rainstorm events in December 2023 that resulted in approximately 129,000 customers without power across the province and resulted in $31 million in storm costs. While our team worked the remainder of the year to reduce the financial impact of the storm without impacting service, we fell short of our target and achieved $7 million in net earnings.

The extended and unbudgeted outages at PLNGS, the outage at Belledune Generating Station, increased customer demand and the storms challenged our capital spending plans. With strong operating earnings and $37 million in cost reduction efforts, we were able to exceed our debt targets, paying down our debt by $59 million, and reduce the variance account balance by nearly $121 million to the benefit of customers, thereby reducing future rate pressure.

We put customers' experience at the centre of everything we do. Overall economic concerns and concerns around rate increases resulted in decreased customer satisfaction scores. Nobody likes to see rate increases, and we left no stone unturned as we did everything we could to cut costs and keep rates as low as possible. We offered efficiency programs to help customers manage their energy usage and costs.

Customers appreciated our continued communication, like our second Value of Electricity campaign. We also improved the information we provide during outages, including the cause and crew status, and made interval consumption and usage alerts available to customers with smart meters through their online accounts.

The duration and frequency of customer outages were both negatively impacted by inclement weather that resulted in vegetation contacts on both the transmission and distribution systems. In response, we continued to improve our vegetation management practices and technology to mitigate vegetation risks. We also continued to invest in system improvements and the replacement of aging equipment and structures to improve our reliability for customers.

Nuclear power is a critical component of New Brunswick's energy supply to meet today's needs, and a key part of the solution in achieving a secure energy mix and net-zero goals. We saw improved performance at the PLNGS, which operated reliably following an extended spring outage and achieved an 87 per cent capacity factor for the year. We will continue to pursue partnerships and seek additional investments and expertise to further improve plant performance and establish the foundational aspects necessary for long-term reliability.

We are committed to providing New Brunswickers with renewable energy to serve their needs. Higher hydro flows and increased purchases of renewable energy meant that 45 per cent of in-province electricity needs were met by renewable sources, exceeding NB Power's established target of 35 per cent and the 31 per cent budget established by the EUB. Combined with PLNGS production, 80 per cent of New Brunswickers' electricity was carbon-free.

Our investments in critical grid modernization projects continued to be impacted by delays initially experienced during the COVID-19 pandemic. The mass deployment of smart meters and the network modelling development for our Advanced Distribution Management System were both delayed, limiting the investments we could make in 2023/24. We also extended the Shediac Smart Energy Community Project's Residential Energy Study to make up for pandemic delays in collecting energy use data through multiple seasons. Continuing to invest in these and other critical grid modernization projects position us to support electrification, more seamlessly integrate renewables and improve the customer experience.

In the past year, even more customers have benefited from our energy efficiency programs. They are able to better manage and reduce the amount of electricity they use and we are able to reduce the current demand on our system in preparation for increased electrification. With projects completed across all customers, sectors and with large industry, customers achieved 69 GWh of electricity savings and NB Power achieved its regulated energy efficiency requirements for the year.

Our strong and talented employees drive our performance. We are committed to the safety of every employee, providing a safe work environment and the tools to identify hazards, apply safety controls, reduce physical injuries and support our employees' mental health. In 2023/24, employees experienced injuries that resulted in lost time, medical aid or restricted work requirements. While there is no clear trend, we continue to uphold our aspirational target of zero injuries, so everyone can go home safely.

For more information on our performance, please visit the Accountability section on our website at www.nbpower.com.

TRANSITION

TRANSITION TO A COST-EFFECTIVE, CLEAN AND SECURE ENERGY SUPPLY

STRATEGIC APPROACH
NB Power's strategic approach to achieving net-zero supply goals by 2035 includes progressing planning work on several key supply assets and pursuing partners that can enhance experience and help share the costs and risks of the transition.

2023/24 INITIATIVES

- refreshed the Integrated Resource Plan, taking a scenario-based approach to develop multiple pathways to a net-zero supply by 2035
- progressed work to secure approvals, submitted the Environmental Impact Assessment and continued detailed engineering for Mactaquac
- completed first test burn of potential alternative fuel at Belledune Generating Station
- worked toward finalizing financial construct and site licensing gate for small modular reactors
- pursued partnerships and financial restructuring options through potential partnerships at PLNGS, the sale of the head office complex and by seeking alternative financing options for upcoming initiatives such as Mactaquac
- executed PLNGS improvement plan, which resulted in a near-target capacity factor
- selected the first wave of renewable and energy storage solutions in response to the Request for Expression of Interest and entered into a Power Purchase Agreement for the Neweg Energy Project

MODERNIZE

MODERNIZE THE GRID

STRATEGIC APPROACH
NB Power operates and maintains a diverse transmission and distribution infrastructure. To sustain high levels of safe and reliable performance, NB Power needs to ensure preventive maintenance activities are completed and regularly and strategically invest in infrastructure.

2023/24 INITIATIVES

- began the mass deployment of advanced metering infrastructure meters, installing 58,000 smart meters and providing these customers access to new information about their energy usage through their online accounts
- progressed the implementation of advanced distribution management systems (ADMS)
- completed all major construction of alternate Energy Control Centre to enable ADMS implementation, meet regulatory requirements and integrate grid modernization
- completed the Smart Grid Atlantic project and continued the customer research project to understand the benefit realization of new technology and customer usage
- completed first year's installations of cyber monitoring on critical infrastructure
- improved transmission reliability by replacing or upgrading end-of-life equipment
- installed online monitoring sensors to provide real-time health information
- constructed new grid components that will enable electrification

ELECTRIFY

ELECTRIFY AND GROW LOAD

STRATEGIC APPROACH

As NB Power transitions to a cleaner supply, energy demand will also evolve and electrification is a critical enabler to realizing net-zero goals by 2035. This includes electrifying customers as they transition toward cleaner electricity production, including renewables, to reduce their carbon emissions and promoting efficient use of electricity through internal and external programs. Targets include short-, medium- and long-term actions to ensure sustainable operations for future generations.

2023/24 INITIATIVES

- advanced the development of an electrification roadmap
- executed over $130 million in efficiency programs and helped New Brunswickers with energy efficiency programs
- provided efficiency incentives for non-electric fuel and electricity customers
- offered programs that incent New Brunswickers to purchase new or used electric vehicles
- gained approval from the regulator to begin offering customers a net-zero rate option
- progressed rate design modernization efforts

COMPETE

DELIVER COMPETITIVE CUSTOMER VALUE

STRATEGIC APPROACH

NB Power's approach to improving the experience and increasing the overall value for customers is focused on enhancements to existing customer-facing processes and establishing the ability for NB Power to offer new products and services to meet customers' needs.

2023/24 INITIATIVES

- launched pilots for new customer product and services offerings, including the in-home electric vehicle (EV) charging solution and Smart City security cameras, and expanded the public fast EV-charging network with 18 DC fast EV chargers
- implemented first wave of a modern customer care platform, including self-serve options and improved calling features, and enhanced our customer-facing websites
- enhanced energy efficiency program offerings for customers
- increased revenue by 11 per cent from existing customer product and service offerings

THRIVE

CREATE A THRIVING WORKFORCE

STRATEGIC APPROACH

NB Power must transform its workforce to be capable in a very different future. This requires new ways of working, new behavioural mindsets, new organizational structures, new talent sets, new rewards systems and effective recruitment and retention strategies.

2023/24 INITIATIVES

- completed first Employee Engagement Survey, pulse check-in survey and improvement plans to better understand and improve employee engagement
- developed an employee value proposition to guide the development of employee-focused programs and support recruitment efforts
- implemented a new performance development program aligned with vision, mission and values
- continued to develop and implement employee-based learning, development and growth programs and tools
- began alignment of core policies and programs with the vision, mission and values
- launched second Employee Engagement Survey

ORGANIZE

ALIGN, ENGAGE AND OPTIMIZE

STRATEGIC APPROACH

NB Power must effectively make the transition from strategy to execution. This requires establishing a clear plan for transformation and modernizing our governance, support processes, behaviours and technologies. This also includes ensuring all areas of the business are cost-sustainable through continuous improvement.

2023/24 INITIATIVES

- launched the transformation of NB Power
- executed the first wave of cost optimization improvements and achieved $37 million in direct cost savings
- progressed efforts to identify and plan for technology improvements, including the Enterprise Resource Planning system required to improve productivity and add customer and employee value
- developed a customer roadmap to support our efforts to always place the customer experience at the centre of everything we do
- implemented an employees-first communications approach
- progressed our efforts to foster strong partnerships with Indigenous communities through increased engagement in energy projects and project development, including the Neweg Energy Project

Audits Conducted by the Office of the Auditor General

As a Crown Corporation, NB Power is subject to reviews or audits conducted by the Office of the Auditor General. During these audits, NB Power co-operates in an open and transparent manner and is responsive to any recommendations.

NB Power Residential Energy Efficiency Programs, 2021 Volume II, Chapter 2

Recommendation 2.83

We recommend NB Power develop and implement a plan for energy efficiency financing mechanisms and other measures to reduce financial barriers for moderate income households, including:

- assessing the needs of moderate income households;
- identifying and addressing regulatory and funding barriers to financing mechanisms; and
- designing appropriate energy efficiency programs to meet the identified needs.

NB Power Response

In September 2022, NB Power launched the Enhanced Energy Savings Program, a comprehensive energy efficiency program intended to help New Brunswickers with a combined household income less than $70,000 find relief from high energy costs and provide them with a more affordable means of having a warm and comfortable home. The program provides free insulation, heat pumps and installation. To date, over 6,800 homes have been upgraded at no cost to the customers.

The results of the non-participant study NB Power received on March 31, 2023 helped identify the barriers to New Brunswickers who do not participate in the existing energy efficiency programs. The study identified a gap in the market for homeowners with household incomes over $70,000 who cannot afford upfront costs needed for Total Home Energy Savings Program.

The federal Greener Homes interest-free loan program provides a $40,000 10-year interest-free loan and allows a 15 per cent upfront disbursement to help with down payments for eligible efficiency upgrades. In January 2024, NB Power launched a navigator service to connect Total Home Energy Savings program customers making under $125,000 with the Greener Homes loan program. Over the course of 2023/24, more than 860 customers enrolled in the Navigator service, over 360 became active customers in the loan process and the number of Greener Homes Loan applications increased by 66 per cent as compared to last year.

NB Power will continue to monitor the effectiveness of the navigator service to remove barriers for customers to access the loans.

Recommendation 2.89

We recommend NB Power develop and implement a plan to improve non-electric households' access to energy efficiency programs, including:

- assessing energy efficiency needs of non-electric households;
- identifying and addressing regulatory and funding barriers to all-fuel energy efficiency programs; and
- reviewing and adjusting all-fuel program offerings to meet the identified needs.

NB Power Response

NB Power will conduct a potential study in 2024/25, which will assess the energy efficiency potential across all fuels and all sectors in the province.

In November 2022, *Regulation 2022-74 Energy Efficiency Regulation – Electricity Act* came into force. The regulation establishes an annual fund for the purposes of funding non-electric incentives and developing programs for low-income individuals and families, First Nations and not-for-profit organizations. As part of this regulation NB Power is required to report on efficiency programs for all fuels – electric and non-electric.

The Province, in partnership with NB Power and the federal Government of Canada, will continue to fund the Enhanced Energy Savings Program, which launched in September 2022. The program targets low- and moderate-income homeowners to insulate their homes and replace their heating systems. To date 1,385 oil customers have been completed through the Enhanced Energy Savings Program and the investment for 2024/25 is approximately $89 million for both electric and non-electric homes, with $36 million of this targeted to complete 1,200 oil-heated homes.

In addition, NB Power is working with Natural Resources Canada to develop a co-delivery mechanism for the Oil to Heat Pump Affordability Program to target oil-heated homes in NB.

NB Power is also meeting regularly with the Wood Pellet Association of Canada to better understand non-electric alternatives to ensure New Brunswickers are getting information, advice and incentives on this option.

NB Power continues to market all efficiency programs to all customers and reached 100 per cent of its uptake targets in 2023/24.

Recommendation 2.102
We recommend NB Power perform sufficient quality assurance over the work of service organizations involved in Home Energy Evaluation.

NB Power Response
NB Power received a report and recommendations on quality assurance/quality control best practices and results for each program. As a result, in 2023/24, NB Power implemented new quality assurance/quality control processes to

- formalize a quality assurance (QA)/quality control (QC) system
- ensure the QA/QC efforts align with the program approach and are scalable
- enhance and maintain strong relationships with trade partners
- rely on existing best practice QA/QC approaches
- report and track according to targets

Recommendation 2.107
We recommend NB Power develop a plan with concrete steps and timelines to ensure easy access for all applicants of the Low-Income Energy Savings Program.

NB Power Response
NB Power received the draft results of the non-participant study on March 31, 2023. NB Power has reviewed the report to understand the barriers to New Brunswickers who do not participate in energy efficiency programs.

In 2023/24, NB Power engaged with contractors and sought feedback from customers and program staff. Based on the feedback, NB Power improved the Enhanced Energy Savings Program registration processes, customer communications, contractor lists and choices and speed of file reviews.

In 2023/24, NB Power received 6,888 additional registrations for the Enhanced Energy Savings Program. To date there have been over 26,000 registrations. NB Power continued to pre-screen and approve customer participation in the program so that eligible customers are identified to best maximize the available budget. As at year-end, the registration team was pre-screening customers who had registered in March 2024, bringing the screening virtually up-to-date.

NB Power will complete Customer Journey Maps in 2024/25 to look for continued improvements.

Recommendation 2.118
We recommend NB Power publish in its annual report consistent performance indicators connected to short-, medium- and long-term energy efficiency objectives and the New Brunswick Climate Change Action Plan.

NB Power Response
The 2023/24 Annual Report highlighted NB Power's achievement against energy efficiency targets, indicating 69 GWh in electricity savings, consistent with the targets established in *Regulation 2022-74 Energy Efficiency Regulation – Electricity Act*.

NB Power reports quarterly and annually to the Minister of Natural Resources and Energy Development for each program and initiative in relation to energy efficiency and energy conservation.

NB Power Debt, 2020 Volume II, Chapter 3

Recommendation 3.59
We recommend NB Power prioritize debt reduction by developing a firm and well-defined debt management plan to achieve the mandated debt to equity target by 2027. The plan should comprise:

- achievable annual key performance indicators (KPIs) including a debt reduction amount and debt to equity ratio; and
- a requirement to report annually within NB Power's annual report:
  - any deviation from the annual KPIs;
  - reason if the KPIs are not met; and
  - an adjusted action plan to reach the 2027 target date.

NB Power Response
NB Power takes very seriously its responsibility to manage and operate its facilities in a safe, reliable and economically sustainable manner.

NB Power launched its strategic plan in 2023 that will be executed over the coming decade. One of the key objectives of the plan is to improve the Corporation's balance sheet and debt/equity ratio. The plan includes a continued commitment to cost reductions, the exploration of new partnerships for existing assets, and evaluating alternative financing for future investment requirements.

The elements of the strategic plan are reflected in NB Power's financial plans and 2024/25 General Rate Application. NB Power is entering a period of elevated capital investment and so the forecast to 2029 included in the application reflects a steady increase in debt. The forecast illustrates that the target debt/equity structure will be achieved through an increase in equity, and is achievable through the proposed rate plan and prudent cost management. Despite consecutive 9.25 per cent rate increases, NB Power rates remain competitive relative to other jurisdictions.

In its 2024/25 General Rate Application, NB Power has requested rate increases of 9.25 per cent rate to be effective on April 1, 2024 and April 1, 2025. The April 1, 2024 increase was approved on an interim basis until the hearing is concluded and the EUB has rendered a final decision.

NB Power remains committed to meeting the debt/equity mandate of 2029 as well as balancing other key objectives.

Also of note is the introduction of regulatory gross margin variance accounts on April 1, 2022. These accounts were established to reduce the volatility of net earnings due to operating performance and ensure collection of unbudgeted costs from customers in the future, thereby also improving the accuracy of NB Power's net earnings forecasting and helping to meet debt targets.

NB Power's debt decreased in 2023/24 by $59 million, exceeding the targeted $25 million increase to debt, due to strong operating earnings that reduced the outstanding balance in the regulatory gross margin account, continuous improvement savings that exceeded targets and the sale of the head office building complex.

NB Power continues to explore other opportunities in alignment with its strategic plan that will further strengthen its financial position while ensuring rates remain competitive.

NB Power agrees to report annually in its Annual Report on its progress against the key performance indicators including reasons for any variances from the annual key performance indicators.

NB Power has included its key performance indicators in the strategic plan, the 2023/24 Business Plan and the 2023/24 Annual Report.

Recommendation 3.84
We recommend NB Power, to improve its forecasting process, quantify the impact of likely uncertainties in the 10 Year Plan, such as fuel prices, hydro flows, Point Lepreau capacity factor, weather events, etc.

NB Power Response
NB Power uses industry-standard data sources and third-party experts to quantify the value of certain future costs such as generation fuel and electricity market prices, foreign exchange and interest rates. NB Power agrees to evaluate additional means to quantify the impact of significant future cost uncertainties outside management's control and to include this information in its planning process.

In its last two three-year plans, NB Power included a scenario analysis that looked at the potential impact of variations in assumptions related to commodity prices, hydro and nuclear generation, in-province load, and carbon pricing. The range of outcomes resulting from the variations were noted and key financial metrics provided. A more enhanced sensitivity analysis was also included that identified recent historical variations in the key planning assumptions discussed.

NB Power continues to assess the capabilities of new modelling software to further enhance the forecasting of fuel and purchased power expense. NB Power plans to have the tool fully functional by 2026/27, which will enable better analysis of the likelihood and impact of changes in prices and operational conditions.

Public Interest Disclosures

There were no disclosures received pursuant to the *Public Interest Disclosure Act* during the period covered in this annual report.

Governance

At NB Power, we have a strong commitment to best practices in governance on behalf of our Shareholder, customers and other stakeholders.

NB Power reports to its Shareholder, the Government of New Brunswick, through the Minister of Natural Resources and Energy Development. The Government's expectations are expressed through legislation, policies and a mandate letter.

NB Power's Board of Directors is responsible for directing the affairs of the Corporation consistent with the *Electricity Act*, which mandates that "the board of directors of the Corporation shall administer the business and affairs of the Corporation on a commercial basis, taking into consideration government policy." NB Power's governance model ensures that the Board acts as a governing/oversight body rather than a managing board.

As a result, the Board is responsible for setting and monitoring the strategic direction of the Corporation and providing oversight over its operations taking into consideration emerging risks and opportunities. The President and CEO, who is an ex-officio member of the Board, is responsible for the day-to-day leadership and management of the Corporation. This model provides NB Power's senior executives with the guidance and space to operate effectively, while ensuring that the Board is able to execute its core responsibilities.

Independence

The Lieutenant-Governor in Council appoints NB Power's Board, which is comprised of the President and CEO, who is a non-voting member, and not more than 14 independent directors.

The Shareholder requires NB Power to have an independent board of directors. All of NB Power's Board members, including the Chair, are independent of management. NB Power further ensures Board independence by including in-camera discussions by the Board members without the management team being present at board and committee meetings.

NB Power Board members are expected to conduct themselves with honesty and integrity throughout the course of performing their duties for the Corporation. On an annual basis, Board members signify compliance with NB Power's Code of Ethics by filing a Declaration and a Conflict of Interest Questionnaire. The NB Power Board regularly monitors potential conflicts of interest among Board members and works diligently to manage any conflicts that may arise and ensure transparency to the Shareholder and general public.

Committees

The Board establishes committees on an as-needed basis where it believes they add value in assisting the Board in the discharge of its duties. During 2023/24, NB Power had six committees focused on areas critical to the success of the Corporation.

Audit and Finance Committee

Nancy Whipp (Chair), Alain Bossé, Chantal Cormier, Andrew MacGillivray, Scott Northard, Michelyne Paulin

The Audit and Finance Committee assists the Board of Directors in fulfilling its obligations and oversight responsibilities while also providing strategic and policy-level advice and direction to management on matters that drive the Corporation's business results and financial performance. The Committee's areas of responsibility include, but are not limited to, financial reporting, regulatory compliance, audit processes (internal and external), corporate controls, enterprise risk management and litigation. In fulfilling its role, the Audit and Finance Committee maintains free and open communication among itself, the external auditors, the internal auditors and management.

Environment and Technology Committee

Mark Reddemann (Chair), Andrew MacGillivray, Paul McCoy

The Environment and Technology Committee assists the Board of Directors in providing advice and direction on environmental and technology issues and performance as well as on emerging trends and issues that have large implications for planning and support of company-wide operations, data, information and technology.

Governance and Shareholder Relations Committee

Andrew MacGillivray (Chair), Anne Bertrand, Alain Bossé

The Governance and Shareholder Relations Committee assists the Board of Directors in establishing and maintaining an effective system of corporate governance, ensuring NB Power's communications with the Shareholder are consistent with expectations and delivered in a professional and timely manner and in maintaining a full slate of directors with the appropriate personal characteristics, experience and skill sets that provide for a mix of competencies on the Board.

Human Resources, Safety and Culture Committee

Anne Bertrand (Chair), Chantal Cormier, Andrew MacGillivray, Nancy Whipp

The Human Resources, Safety and Culture Committee assists the Board of Directors by providing advice and direction on human resource and compensation, safety and culture issues. The Committee provides guidance and direction to management and makes recommendations to the Board regarding human resources, safety, culture and First Nations affairs strategies and programs related to meeting the Corporation's goals.

Mactaquac Life Achievement Project Committee

Paul McCoy (Chair), Alain Bossé, Andrew MacGillivray, Mark Reddemann, Nancy Whipp

The Mactaquac Life Achievement Project Committee exists to assist the Board of Directors in its responsibility for oversight of matters relating to the planning and execution of the MLAP project. The Committee will report on the Mactaquac Life Achievement Project's overall governance, strategy formulation, risk evaluation, cost estimates, project timeline, planning thoroughness and regulatory requirements.

Nuclear Oversight Committee

Scott Northard (Chair), Andrew MacGillivray, Paul McCoy, Michelyne Paulin, Mark Reddemann

The Nuclear Oversight Committee advises and assists the Board of Directors in developing and implementing long-term policies and strategies to ensure safe and efficient operation of the Point Lepreau Nuclear Generating Station. The Committee is responsible for monitoring nuclear performance, particularly with respect to safety and operations issues, and nuclear risk.

Skills and Expertise

NB Power's Board of Directors is made up of individuals with expertise and experience in owning and managing businesses, starting new businesses, managing and operating nuclear stations, strategic planning, marketing and communications, accounting and finance and overseeing human resource, regulatory and stakeholder relations. In addition, the majority of NB Power's Board members have acquired their ICD.D designation through the Directors Education Program, which was jointly developed by the Institute of Corporate Directors and the University of Toronto's Rotman School of Management.

NB Power's Board maintains a Skills Matrix as a tool to assist it in seeking the optimum mix of experience, competency and specific expertise as it chooses future Board candidates for recommendation to the Shareholder. The Governance and Shareholder Relations Committee reviews the Skills Matrix on an annual basis and updates it as required.

Diversity and Inclusion

NB Power's Board highly values diversity and supports the appointment to the Board of diverse candidates who reflect New Brunswick's population demographic. The Board believes that candidate diversity, along with varied skills and experiences, contributes to a balanced and effective Board. The Board also values inclusion and ensures each Board member is equally engaged in sharing their individual and diverse perspectives, skills and experience to effectively govern NB Power.

Continuous Improvement

NB Power Board members receive a comprehensive orientation and attend external seminars to maintain or enhance their skills and/or to ensure their knowledge and understanding of NB Power's business remains current.

NB Power's Board conducts, on a recurring basis, an evaluation of board and director effectiveness. The Board uses insights gained through these assessments to make improvements to board process and structure and to facilitate individual director development.

Board of Directors *as at March 31, 2024*



Andrew MacGillivray
Chair



Lori Clark
(ex-officio)



Anne Bertrand



Alain Bossé



Chantal Cormier



Paul McCoy



Scott Northard



Michelyne Paulin



Mark E. Reddemann



Nancy Whipp

Executive



Lori Clark
President and
Chief Executive Officer



Darren Murphy
Chief Financial Officer and
Senior Vice President
Corporate Services and
Major Projects



Steve Bagshaw
Site Vice President
Point Lepreau Nuclear
Generating Station



Brad Coady
Vice President,
Business Development &
Strategic Partnerships



Suzanne Desrosiers
Vice President
People and Culture



Jean Marc Landry
Chief Customer Officer



Nicole Poirier
Vice President
Operations



Janice McNeil
Executive Director,
Governance & Public
Accountability



Sue Moore
Executive Director,
Strategic Planning &
Transformation

Powering New Brunswick

System Map



Québec
Hydro Québec
AV Cell
Eel River
BELLEDUNE
Lamèque
Caraquet
Caribou Mountain
Bathurst
SAINTE-ROSE
Tracadie
Allardville
NEPISIGUIT FALLS
Hydro Québec
Edmundston Hydro
Twin Rivers
Iroquois
Saint-André
SISSON
Versant Power
St. Leonard
GRAND FALLS
MILLBANK
Newcastle
New Brunswick
TOBIQUE
Versant Power
Versant Power
BEECHWOOD
Maine
SHEDIAC
Murray Corner
Prince Edward Island
Moncton
Scoudouc
Woodstock
HWC
Millville
Keswick
Marysville
Grand Lake
Salisbury
Memramcook
AV Nackawic
MACTAQUAC
New England
Norton
Wocawson Wind
Kent Hills
Wisokolamsom Wind
Nova Scotia
Irving Pulp & Paper
New England
Oak Bay
St. George Power
Grandview
BAYSIDE
Lancaster
COLESON COVE
Pennfield
EMEC
POINT LEPREAU
GRAND MANAN
Nuclear
Hydro
Wind
Thermal
Combustion Turbine
Solar
Biomass
Terminal
Interconnection
345 kV Lines
230 kV Lines
138 kV Lines
≤ 69 kV Lines

Net Generating Capacity

Thermal	
Coleson Cove	972 MW
Belledune	467 MW
Bayside (Natural Gas Combined Cycle)	270 MW
Total Thermal	**1,709 MW**
Hydro	
Mactaquac	668 MW
Beechwood	112 MW
Grand Falls	66 MW
Tobique	20 MW
Nepisiguit Falls	7 MW
Sisson	9 MW
Total Hydro	**882 MW**
Nuclear	
Point Lepreau	**663 MW**
Renewables	
Shediac Solar Farm	2 MW
Total Renewables	**2 MW**
Combustion Turbine	
Millbank	397 MW
Ste.-Rose	99 MW
Grand Manan	20 MW
Total Combustion Turbine	**516 MW**
Total Generating Capacity	
Thermal	1,709 MW
Hydro	882 MW
Nuclear	663 MW
Solar	2 MW
Combustion Turbine	516 MW
Total Generating Capacity	**3,772 MW**
Power Purchase Agreements (PPAs)	
Kent Hills (Wind)	167 MW
Caribou Mountain (Wind)	99 MW
Lamèque (Wind)	45 MW
Wisokolamson Energy (Wind)	18 MW
Wocawson Energy (Wind)	20 MW
Grandview (Natural Gas)	95 MW
Twin Rivers (Biomass)	39 MW
Irving Pulp & Paper (Biomass)	33 MW
AV Nackawic (Biomass)	26 MW
AV Cell (Biomass)	21 MW
Edmundston Hydro	9 MW
St. George Power (Hydro)	15 MW
Other Renewable	22 MW
Total	**609 MW**



This annual report is also available in French and on our website www.nbpower.com

Ce rapport est également publié en français et sure notre site Web www.energie.com

New Brunswick Power Corporation
P.O. Box 2000
515 King Street Fredericton, NB
E3B 4X1

NEW BRUNSWICK
POWER CORPORATION

Énergie NB Power | the power of possibility
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